Richard Wulff
February 19, 1997
Page1

                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                             New York, New York 10016
                                 (212) 448-1100
                               FAX (212) 448-1100

RICHARD J. BLUMBERG
DIRECT DIAL: (212) 448-6205

                                                      February 19, 1997


Richard Wulff, Chief
Small Business Rev.
United States Securities and Exchange Commission
Washington, DC  20549

                  Re: Meisenheimer Capital, Inc. (the "Company") Form 10-SB filed October 15, 1996
                           SEC File No.:  0-25147

Dear Mr. Wulff:

                  We are herewith  submitting  responses to the Staff's comments
contained  in  your  letter  of  December  15,  1996  in  connection   with  the
above-entitled matter. We are responding in seriatim fashion.

1.    We have amended the filing at page 7 to read:

     "Administrative salaries for USBL also increased by $39,000 for fiscal 96 as a result of one additional part-time administrator to assist in team scheduling and special projects and one part-time clerical person to assist in general clerical work in the office."

2. We have expanded discussion of the legal settlement cost referenced on page 7. The company will not incur additional legal costs related to the same matter in the future since this was a final settlement of both litigations. The paragraph has been amended to read as follows:

     "In addition to the items numerated above, net income was adversely affected by final legal settlement costs of two outstanding litigation matters amounting to $32,000. The company does not have any other pending litigation."

Richard Wulff
February 19, 1997
Page2

3.  With  respect to the  decrease in working  capital at
    page  7,  we  have   identified   the  other  factors
    contributing to the decrease in working capital deficit in 1996. The paragraph has been amended to read as follows:

   "This  decrease was  primarily due to the proceeds of
    $1,052,000  received  by  the  Company's  subsidiary,
    USBL,  in  connection  with an  offering  pursuant to
    Regulation D under the  Securities  Act of 1933.  The
    other items affecting this decrease were: an increase
    in accounts receivable and inventory in the amount of
    approximately  $49,000  and a  decrease  in  accounts
    payable   and  accrued   expenses  of   approximately
    $17,000."

4. We have included the ages of the officers and directors in Item 5 at page 10.

5.  We have added to the second full paragraph on page 12 the following:

    "As of December 31, 1996, because of the Company's decision not to pay salaries, Mr. Daniel Meisenheimer is entitled to receive 80,000 options and Mr. Richard Meisenheimer is entitled to receive 20,000 options. The Company has not as yet issued the options."

6. Under the subsection "USBL", we have amended this subsection to read as follows:

    "On January 1, 1996, USBL entered into employment agreements with Daniel T. Meisenheimer, III, who serves as President and Chief Executive Officer, and Richard Meisenheimer, who serves as Vice President and Chief Financial Officer."

7.   We have amended the first paragraph under Item 7 to read as follows:

     "...USBL  was  indebted  to the  principals  or their
     affiliated   companies  in  the   principal   sum  of
     $601,984, together with accrued interest at six percent (6%) per annum of $207,774. All of the outstanding debt is payable upon demand."

8.   With  reference  to the  franchise  purchased  by Mr.
     Richard    Meisenheimer,    we   have   amended   the
     next-to-the-last  paragraph at page 15 under "Certain
     Relationships  and Related  Transactions"  to reflect
     that  the  purchase   price  for  the  franchise  was
     $50,000, and annual royalty payments have been made to USBL for each year to date.

Richard Wulff
February 19, 1997
Page3

9.  The Company is filing as  "Exhibit  16" a letter from
    Michael  Racaniello,   CPA,  the  former  accountant,
    indicating  that  Mr.   Racaniello  agrees  with  the
    statements   contained   in  Items  3,  and   further
    indicating that there are no disagreements as between Mr. Racaniello and the Company or Mr. Racaniello and the successor accountants, Holtz Rubenstein & Co.,
    LLP.

10. As to all sales of unregistered securities referenced on page 19, we have amended that paragraph to include an additional statement at the end of said paragraph which reads as follows:

   "All of the foregoing individuals who received options were sophisticated investors and had access to complete information regarding USBL."

11. The independent auditor's report at page 29 has been amended to reflect the city and state where such report was issued.

12. The "incomplete audit report" appearing at page 41 was erroneously added and is the same as the report appearing at page 39 and is therefore deleted.

13. The date of the independent auditor's report, appearing at page 40, has been inserted.

14. The fourth paragraph of the independent auditor's report has been changed to include the words "substantial doubt".

15. We  are  attaching  hereto  a  supplemental  schedule
    Exhibit 1 reflecting how the amounts recorded for "minority interest in net earnings of subsidiary" were determined for fiscal year 1996 and the nine months ended November 30, 1996.

16. With regard to the Staff's  comment  concerning  USBL
    revenue   recognition,   Footnote   2  of  "Notes  to
    Consolidated   Financial   Statements,   Year   Ended
    February 29, 1996" have been expanded to address how revenue recorded from bartering transactions was determined.

17. Footnote 3 to the consolidated financial statements has been revised to provide operating profit or loss for the years ended February 29/28, 1996 and 1995 respectively and identifiable assets as of February
    29, 1996.

Richard Wulff
February 19, 1997
Page4

    With respect to the revenues generated and expenses incurred by the parent company please be advised of the following:

   (a) During fiscal 1996 an officer of MCI rendered consulting services to Spectrum Associates amounting to$12,000 and MCI recorded revenue in the amount of $15,350 resulting from the reduction of a liability for an office lease resulting in total income in the amount of $27,350.

   (b)      During fiscal 1996 MCI incurred the following material expenses:


        i. Consulting fees were paid in the amount of $11,363 for public and financial relations.

       ii. Advertising expense was recorded in the amount of $13,750 representing the value of 25,000 common stock purchase options granted to a consultant.

       iii.    Travel  expenses  in the  amount  of
               $18,000 in  connection  with  travel
               related  to its USBL  team and other
               corporate matters.

       iv. Operating expenses include approximately $28,000 of costs associated with the operation of MCI's USBL basketball franchise.

       v. Other expenses included in MCI's operating expenses amounted to approximately $19,000 for audit fees, telephone expenses, office expenses and the like.

18. In accounting for the revenue associated with the sale of franchise rights to AIN for units of advertising time, the Company followed the guidance of APB 29 which states, in part, that recording nonmonetary transactions shall be based on the fair values of the assets or services involved. The cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered to obtain it. Paragraph 25 of the opinion states that fair value shall be determined by referring to estimated realizable value in cash transactions of the same or similar assets, quoted market prices, independent appraisals and other evidence. In the instant situation there is no

Richard Wulff
February 19, 1997
Page5

                           ready market to convert the AIN airtime to cash, however, based upon management's inquiries of industry specialists and a principal of AIN it was determined that if the Company were to broker the total package of due bills, a discount of between 60% and 80% would have to be incurred. The Company has used a 70% discount in valuing the advertising due bills. The Company also compared that discounted amount method to the discounted present value of the income stream that would be realized from the sale of the franchises on a conservative basis. This acted as a corroboration of the 70% discount recorded by the Company.

                  19. The Company received in fiscal 1996 2,000,000 of airtime due bills in exchange for initial franchise fees for five franchises which it has valued at $600,000 for purposes of recording revenue. During fiscal 1996 the Company utilized 200,000 face value of the due bills which corresponds to a value of $60,000 of advertising expense in the Company's financial statements and a reduction of the asset by a corresponding amount.

                  During the nine months ended November 30, 1996 the Company sold another five franchises to AIN on the same terms and conditions as the previous sale. The Company has used a portion of the advertising due bills during the nine months ended November 30, 1996 further reducing the prepaid advertising its credits by $95,250.

                  As described in Note 2 to the notes to Consolidated Financial Statements, the USBL subsidiary records annual royalty fees from franchisees on the cash basis as a result of the uncertainties the Company has experienced in the past of collecting such fees from franchisees.

                  20. Included in current liabilities in the Consolidated Financial Statements of MCI are loans and accrued interest due related parties. The loans and accrued interest are reconciled in the attached Exhibit 2 to this letter.

                  The disclosure included in Item 7 - Certain Relationships and Related Transactions relates to the indebtedness of the Company's USBL subsidiary to affiliates of the Company. In addition to the amounts owing to the USBL., the affiliates are owed money from other subsidiaries of MCI.

                  The long-term obligation to Spectrum represents capitalized leases entered into by the Cadcom subsidiary in fiscal 1995 and fiscal 1996.

                  The amount of additional paid in capital reflected on the statement of stockholders' equity has been calculated as follows:

Richard Wulff
February 19, 1997
Page6

Additional paid in capital of USBL
      subsidiary February 29, 1996                             $2,351,463
Elimination of parent investment                                  401,072
Net paid in capital of USBL February 29, 1996                   1,950,391
Net paid in capital of USBL March 1, 1995                         861,898
Paid in capital attributable to MCI                             1,088,493



     The entire increase in paid in capital is attributed to the parent since the subsidiary had a negative retained earnings (deficit).

     The Company has valued the preferred stock at $1 per share based on an arbitrary assessment made by management. Management considered the fact that the principals have been issued preferred stock in the past at values of $0.35 and $0.50 per share. In addition, the principals are relinquishing their right to receive interest on their outstanding indebtedness.

21.   The  adjustments   that  were  made  to  the  opening
      accumulated deficit and the opening additional paid in capital in the total amount of $101,843 differs from the increase in the net loss for fiscal 1995 of $16,413 as a result of a substantial portion of the adjustment effecting fiscal years prior to February
      28, 1995. The recording of minority interest in a number of prior periods was recorded in error.

22.   We have included an Index as required by Item 1 of Part III of Form
      10-S-B.

23. We are in possession of original signed accountants' reports for this amendment. Should the staff wish to see the originals we will be happy to submit them.

24. The Financial Statements have been updated and now reflect results for nine months ended November 30, 1996.

           We have underlined all changes and as to the financial statements for the nine months ended November 30, 1996, these are presented in "bold" type.

Richard Wulff
February 19, 1997
Page7

     If you have any further questions, please do not hesitate to communicate with the undersigned.

                                                          Very truly yours,

                                                         s/Richard J. Blumberg

                                                          Richard J. Blumberg




RJB:ww
Attachments
cc: Holtz Rubenstein & Co. LLP

                                    EXHIBIT 1

                           MEISENHEIMER CAPITAL, INC.
                        CALCULATION OF MINORITY INTEREST
                        YEAR ENDED FEBRUARY 29, 1996 AND
                       NINE MONTHS ENDED NOVEMBER 30, 1966

                                                     NINE MONTHS
                                                     YEAR
                                                     ENDED            ENDED
                                                     2/29/96          11/30/96

NET INCOME OF USBL SUBSIDIARY
BEFORE ELIMINATIONS                                 $243,747          $324,205


MINORITY SHARE:
         COMMON SHARES OUTSTANDING BEGINNING       3,080,000         3,371,001
         COMMON SHARES OUTSTANDING ENDING          3,371,001         3,431,001

         AVERAGE COMMON SHARES OUTSTANDING         3,225,501         3,401,001
         SHARES OWNED BY PARENT                    2,075,000         2,075,000
         MAJORITY SHARE                               64.33%           61.01%
         MINORITY SHARE                               35.67%           38.99%

MINORITY INTEREST IN NET EARNINGS OF
SUBSIDIARY                                           $86,942          $126,403


ROUNDED                                              $86,000         $126,000

















H:\USERS\TMARBLEY\RJB\MRB

                                    EXHIBIT 2

                           MEISENHEIMER CAPITAL, INC.
                      CALCULATION OF RELATED PARTY PAYABLES
                  AS OF FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

                                                   USBL
                                        NET        PREFERRED
                            BALANCE   (PAYMENTS)/  STOCK            BALANCE
                            2/28/95    ADVANCES    ISSUED           2/29/96

DANIEL MEISENHEIMER JR.     158,723   (15,150)     88,723           54,850
DANIEL MEISENHEIMER III     125,511   (10,456)     73,908           41,147
RICHARD MEISENHEIMER         10,375      (581)     10,375            (581)
MARY ELLEN MEISENHEIMER      50,000                50,000
SPECTRUM ASSOCIATES         474,690    32,631     146,673          360,648

SUB-TOTAL                   769,299    56,444     319,679          506,064
SPECTRUM ASSOC.
         -CAP. LEASE        128,266    75,475                      203,741

TOTAL                       897,565   131,919     319,679          709,805


BREAKDOWN BY SUBSIDIARY:

USBL                        549,679   (18,532)    319,679          211,468

CADCOM                      368,783    91,817                      460,600

MCI                         (20,897)    8,634                      (12,263)

MCREH                                  50,000                       50,000

TOTAL                        897,565  131,919      319,679         709,805
















H:\USERS\TMARBLEY\RJB\MRB

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                                             FORM 10-SB
                                 AMENDMENT No.1

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


           Meisenheimer Capital, Inc.
         (Name of Small Business In It's Charter          06-110-1766
         (State or Other Jurisdiction                       (I.R.S. Employer
         Incorporation or Organization                      Identification No.)

                    46 Quirk Road, Milford, Connecticut 06460
                    (Address of Principal Executive Offices)

                                                  (203) 877-9508
                           (Issuer's Telephone Number)
               Securities to be registered under Section 12(b) of
                                    the Act:

         Title of Each Class                    Name of Each Exchange on Which
          to be Registered                       Each Class is to be Registered


                            Securities               to  be   registered   under
                                                     Section 12(g) of the Act:

                         Common Stock - $0.01 par value
                                (Title of Class)

                                     PART I

ITEM 1.           General Business

                  Meisenheimer Capital, Inc. ("MCI" or the "Company") was organized under the laws of the State of Delaware in December, 1983. In 1984, the company made an initial public offering pursuant to a Registration Statement on Form S-18 which was declared effective by the Securities and Exchange Commission on or about July 27, 1984. Pursuant to the offering, the Company sold 1,130,000 Units at $1.00 a Unit for net proceeds of approximately $995,000. Each Unit consisted of one share of common stock (the "Common Stock") and one warrant entitling the holder thereof to purchase one share of Common Stock. The Warrants expired in April, 1985.

                  Since 1984, the Company has been engaged, through its subsidiary, the United States Basketball League, Inc. ("USBL") in the business of developing and managing a professional basketball league, the "United States Basketball League" (the "League"). In 1992, the Company acquired another subsidiary, Cadcom, Inc., ("Cadcom"), incorporated in the State of Connecticut in 1987. Cadcom is engaged in the business of manufacturing component parts for high tolerance aircraft parts. In August, 1995, MCI established another wholly owned subsidiary, Meisenheimer Real Estate Holdings Inc. ("MCR") to acquire the office and factory that it had been previously leasing.

                  MCI owns approximately 52% of the issued and outstanding stock of USBL which consists of both common and preferred stock. The principals of MCI and members of their immediate family (the "Meisenheimer Family") and affiliated entities own approximately 31% and the balance of 17% is owned by members of the public. MCI owns all of the issued and outstanding stock of Cadcom and MCR.

USBL Subsidiary

                  USBL owns and manages the United States Basketball League. USBL was established to provide a professional summer basketball league. The participating players are either recent college graduates or free agents not under contract with teams in the National Basketball Association (the "NBA") or are players under contract to foreign teams but who are permitted to play in the United States in their off-season. The League provides a vehicle to these players to improve their skills and further affords the players the opportunity to showcase their professional ability and possibly be selected by one of the teams in the NBA. The League's season, from early May to early July of each year, was designed specifically to give the players the opportunity to be scouted by NBA teams and possibly be selected to participate in the various summer camps of the individual teams comprising the NBA, which summer camps are normally held in the latter part of July and August of each year. To date, approximately 100 USBL players have made NBA rosters after playing with teams in the League. USBL also provides a training program for referees who aspire to referee in the NBA.

                  Each team comprising the USBL has an active roster of ten players during the season, and each team plays 26 games per season. The League also has playoffs at the conclusion of the regular season.

                  Since the inception of the League to the present time, the number of active franchises has fluctuated from seven to its present high for the 1996 season of eleven franchises. The current active franchises are located in Atlanta, Georgia (the Atlanta Trojans); Atlantic City, New Jersey (the Atlantic City Seagulls); Winston-Salem, North Carolina (the Carolina Cardinals); Milford, Connecticut (the Connecticut Skyhawks); Jacksonville, Florida (the Jacksonville Barracudas); Oyster Bay, New York (the Long Island Surf); Hooksett, New Hampshire (the New Hampshire Thunder Loons); Portland, Maine (the Portland Mountain Cats); St. Petersburg, Florida (the Tampa Bay Windjammers); Sarasota, Florida (The Florida Sharks); and Stuart, Florida (the Treasure Coast Tropics). The New Hampshire team, which was formerly located in Tennessee is owned and managed by USBL. MCI, along with another partner owns the Portland Mountain Cats. In addition there is one inactive franchise which pays annual royalty fees.

                  Since 1984, USBL has sold a total of 27 franchises at various prices ranging from $25,000 to $100,000. The current asking price for a franchise is $300,000. However, the Company has not been able to consummate a sale at that price. At least 15 franchises previously sold have been terminated because of non-payment of franchise obligations. In addition and during the fiscal year ended February 29, 1996 ("Fiscal 1996"), USBL sold five (5) franchises in a barter transaction receiving in exchange 2,000,000 units of negotiable television advertising due bills, and during the first quarter of Fiscal 1997 USBL entered into an agreement to receive an additional 2,000,000 units of negotiable television advertising due bills in exchange for five additional franchises. The 4,000,000 units of advertising time are with American Independent Network ("AIN") which employs satellite transmissions to certain affiliated television stations in approximately 90 cities throughout the United States. Management has valued the advertising due bills received in Fiscal 1996 and the first quarter of Fiscal 1997 at $1,200,000. (See Financial Information.) USBL has already used approximately 300,000 units. to broadcast certain selective League games. The Company may use the remainder of the available television time to broadcast its games or, in the alternative, sell off the available television time. The barter transaction requires that the 10 franchise teams must be established within ten years from the date of the transactions. The Company has no assurance that any of the franchises will ever be established. In addition, the Company retains the right to approve or disapprove the ultimate franchisee.


                  Under the standard franchise agreement employed by USBL, the term of the franchise is for ten (10) years with rights of renewal. In addition to the initial purchase price for the franchise, the franchisees are currently required to pay an annual royalty fee of $15,000 per year. Currently, four of the franchises are in arrears in their annual royalty fees. The Company has the right to terminate these franchises but has not elected to do so. In addition, because of the Company's desire to have the League expand, the Company, in the past, has waived annual royalty fees under certain circumstances.


          The Franchise Agreement employed by USBL also entitles USBL to receive television revenues on a sharing basis with the teams in connection with any television broadcasting of national or regional games. To date, USBL has not received any revenues. The Franchise Agreement also provides for USBL to receive revenues from the sale of team and league merchandise. Revenues from these sources have been negligible. The Franchise Agreement also requires USBL to use its good faith efforts to obtain sponsorships for each team and the league. Such sponsorship is generally from local or national corporations. The sponsorships, which for the last several years have been negligible, have generally taken the form of free basketballs, uniforms, air line tickets and discount accommodations for traveling teams.

                  Since the inception of the League and to date, only one of the franchises has operated profitably. This has been primarily due to the inability of USBL, because of insufficient capital, to properly promote the League, and USBL's inability to attract any meaningful sponsorships for the individual teams. Likewise, gate attendance for the individual teams has generally been poor. As a result, the sale of additional franchises either to maintain a constant level of active franchises or to enlarge the League has historically proven difficult for USBL.

                  From the inception of the League, USBL has operated at a loss prior to Fiscal 96. This has been due to the poor sales of franchises and the inability of the franchisees to pay their annual royalty fees. As a result, both MCI and USBL have been dependent on loans and advances from officers, directors and their affiliates. (See "Financial Information" and "Certain Relationships and Related Transactions".) For at least the last two fiscal years, the Company's auditors and USBL's auditors have expressed concerns in their opinion as to the ability of both companies to continue as going concerns.

                  USBL currently employs four full time employees consisting of the President, Daniel T. Meisenheimer, III, who also acts as Commissioner of the League; a Director of Administration; a Director of Public Relations, and a Director of Operations. During the League season, the Company employs additional staff including approximately 50 referees who are paid on a per game basis.

         Future Plans of USBL

                  USBL has, as its ultimate goal, the establishment of at least sixty (60) franchises throughout the United States, consisting of fifteen (15) teams in each regional division. This would result in regional play-off games and then a final championship series. The Company is also attempting to develop a formal association with the NBA. At the present time, the Continental Basketball Association (the "CBA"), a league consisting of 14 teams, is regarded as the minor league of the NBA, and as such, receives financial support from the NBA. The Company believes that a formal association with the NBA would enhance the value of the franchises and attract more significant gate attendance. Likewise, the Company intends to use some of the television time available to it to broadcast more games which the Company believes would create additional fan interest and serve to attract additional franchisees. However and given the difficulties encountered by the Company to date in the sale of additional franchises and poor gate attendance, the Company may not be able to achieve its long-range goals without additional capital to properly promote the League.

         Cadcom, Inc.

                  MCI's other operating subsidiary is Cadcom Inc. ("Cadcom") which was incorporated in Connecticut in 1987. Cadcom is wholly owned by MCI and was acquired by MCI in February, 1992 from Synercom Inc. ("Synercom"), a corporation owned and controlled by the President of MCI and members of the Meisenheimer Family.

                  Cadcom operates as a subcontractor manufacturing aluminum and stainless steel components for high tolerance aircraft parts for both fixed wing aircraft and helicopters which components are mainly used in pressure switches, fuel valves and various indicators and instruments. Cadcom's total business is derived from orders it receives from Spectrum Associates Inc. ("Spectrum"), a Connecticut corporation owned and controlled by Synercom. Spectrum manufacturers crash resistant breakaway valves, pressure switches, indicators and other specialized components for the aircraft industry. Approximately twenty-five (25%) percent of Spectrum's revenues are derived from orders from Sikorsky Aircraft Inc. and thirty-five (35%) percent is derived from orders from various divisions of the U.S. Armed Forces and the Department of Defense. The balance of Spectrum's orders are from other major aircraft manufacturers. Spectrum contracts with Cadcom as a subcontractor for approximately 70% of Spectrum's requirements for aluminum and stainless steel components.


                  Cadcom's manufacturing process is controlled by rigid standards established by both the Federal Aviation Authority ("FAA") and the department of Defense. The manufacturing process utilizes highly sophisticated computer-controlled turning and milling machinery. Approximately sixty (60%) of the equipment is rented by Cadcom under capital leases from Synercom. In Fiscal 1996, Cadcom contributed approximately 50% of the total revenues generated by MCI. In prior years, Cadcom accounted for almost all of MCI's revenues. Because of Cadcom's dependency on Spectrum, any decline in Spectrum's business would have an adverse impact on Cadcom's results of operations. Cadcom is actively seeking other outside business to lessen its dependency on Spectrum.

                  Cadcom employs nine (9) people consisting of a plant manager and office manager and seven factory personnel.

Government Regulation

                  Because USBL is actively engaged in the sale of franchises, it is required to comply with the laws established by those states in which it has offered and currently offers franchises.

Such compliance includes registering as a franchisor and approval of the Franchise Agreement with appropriate State agencies. USBL is currently in full compliance.

                  Cadcom is subject to manufacturing standards established by both the FAA and the Department of Defense. As such, it is subject to inspection by the FAA and the Department of Defense to insure that the manufacturing process and the end products comply with such regulations. Likewise, Cadcom is subject to both local and state environmental regulations. As of this date, Cadcom is in full compliance with all local and state regulations.

ITEM 2.           Management's Discussion and Analysis of Operations

Fiscal Year 1996 Compared to Fiscal Year 1995

         Results of Operations

                  Revenues for the fiscal year ended February 29, 1996 ("Fiscal 96") were $1,469,000 as compared to revenues of $896,000 for the fiscal year ended February 28, 1995 ("Fiscal 95"). This increase of $573,000 was due to the substantial increase of franchise fees generated by the Company's subsidiary, USBL. During Fiscal 96 USBL sold five franchises in exchange for $2,000,000 of advertising credits which have been valued by the Company at $600,000. The Company's other operating subsidiary, Cadcom, also increased its revenues to $735,000 in Fiscal 96 as compared to $654,000 in Fiscal 95.

                  Operating expenses for Fiscal 96 increased by $356,000 to $1,283,000 as compared to operating expenses of $927,000 in Fiscal 95. This increase was due in part to increased costs of sales for Cadcom commensurate with its increase in revenues. Likewise, USBL's team expenses increased approximately $36,000 for Fiscal 96 primarily as a result of the increase in teams operated by the League as compared to prior years.

                  Administrative salaries for USBL also increased by $39,000 for Fiscal 96 as a result of one additional part-time administrator to assist in team scheduling and one part-time clerical person to assist in general clerical work in the office.

                  Advertising, consulting and travel expenses of $226,000, primarily for USBL, increased in Fiscal 96 by $143,000 as compared to advertising and travel expenses of $83,000 in Fiscal 95. The advertising expenses and consulting fees increased because of increased marketing efforts to sell franchises, raise additional capital and team travel expenses incurred by the Company-owned franchise and for travel expenses for playoffs which the company funds.

                  Consolidated net income for Fiscal 96 amounted to $58,000 a compared to a loss of $20,000 in Fiscal 95. In addition to the items enumerated above, net income was adversely affected by final legal settlement costs of two outstanding litigation matters amounting to $32,000. The Company does not have any other pending litigation The Company incurred income taxes of $16,000 and a charge of $86,000 to net income representing the minority interest in its USBL subsidiary.

         Liquidity and Capital Resources

                  The Company's working capital deficiency decreased to $335,000 in Fiscal 96 from a deficiency of $476,000 in Fiscal 95. This decrease was primarily due to the proceeds of $1,052,000 received by the Company's subsidiary, USBL, in connection with an offering pursuant to Regulation D under the Securities Act of 1933. The other items affecting this decrease were an increase in accounts receivable and inventory in the amount of approximately $49,900 and a decrease in accounts payable and accrued expenses of approximately $17,000.

                  The Company is making efforts to alleviate its working capital deficiency by seeking additional equity capital primarily for USBL which subsidiary accounts for a major portion of the working capital deficiency and which subsidiary, in management's opinion, has the greatest potential for future growth. The Company believes the 2,000,000 units of advertising credits, valued at $600,000 will enable the Company to attract more interest in the League for both fans and potential franchisees by utilization of the advertising credits for free television broadcasting of League games. Additionally, Cadcom is actively soliciting additional customers to increase its revenues and diminish its reliance on Spectrum. However, there can be no assurance that the Company will be successful in its efforts to reduce the working capital deficiency.

Third Quarter Ended November 30, 1996. Compared to Third Quarter Ended November 30, 1995.


Results of Operations:

The following schedule highlights key operating data:
                                        November 30,             November 30,
                                        1996                       1995

Revenues                                $1,417,000               $702,000
Operating expenses                       1,116,000                869,000
Operating income (loss)                    301,000               (167,000)
Net income (loss)                          155,000               (180,000)

       For the period ended November 30, 1996 ("Nine Months 96") revenues generated amounted to $1,417,000, an increase of $715,000 from revenues of $702,000 for the period ended November 30, 1995 ("Nine Months 95"). This increase was due primarily to the recognition of $600,000 by USBL of revenues for initial franchise fees which represented an increase of $619,000 of franchise fees for Nine Months 96 as compared to $51,000 of franchise fees for Nine Months 95. Most of this increase was due from the sale of five USBL franchises for $2,000,000 of advertising due bills valued by management at $600,000. Additionally, sales by Cadcom increased by $32,000 as a result, of price increases of various increased components. The balance of the revenue increase was generated by the receipt by USBL of increased advertising income.

       Operating Expenses for Nine Months 96 amounted to $1,116,000, an increase of $247,000 over operating expenses of $869,000 for Nine Months 95. This increase consisted of various components: the use of $95,000 of pre-paid advertising due bills to air several USBL games on Cable T.V.; the write-off of $29,000 of advances to several USBL teams; an increase of $69,000 for professional fees and associated costs; festival costs of $18,000, an increase of $16,000, as compared to festival costs of $2000, for Nine Months 95; an increase in insurance expenses of $24,000 for additional liability insurance; an increase in administrative salaries of $14,000 for additional personnel from $36,000 for Nine Months 95 to $50,000 for Nine Months 96. Additionally, the Company's real estate subsidiary MCR incurred operating expenses of $15,000 for Nine Months 96, as compared to operating expenses of $5000, for Nine Months 95, an increase of $10,000. MCR had only five months of operation for Nine Months 95, as compared to nine months for Nine Months 96

       Consolidated net income for Nine Months 96 amounted to $155,000 as compared to a loss of $180,000 for Nine Months 95. The gain in net income was attributable to the significant revenues generated by USBL for franchise fees and increased profit margin by Cadcom.

       The Company future results will continue to be effected by a variety of factors that could have a material adverse effect on revenues and profitability and the ability of the Company to continue as a going concern. The financial success of USBL is dependant upon its ability to attract additional franchises and public interest in the League. The Company hopes to increase public exposure to the League by airing additional games on Cable T.V. which could also have the effect of attracting additional franchise interest. However, there can be no assurances that the Company will be successful. With respect to the Company's subsidiary, Cadcom, its dependence upon sales to Spectrum Associates, Inc. ("Spectrum") creates a concern as to Cadcom's future viability. Which Cadcom is attempting to enlarge its customer base to reduce its dependence on Spectrum, there can be no assurance it will be successful.

Liquidity and Capital Resources

       Working capital deficiency increased from $214,000 as of November 30, 1995 to $544,000 as of November 30, 1996. The main component of this increase was the utilization of $368,000 of cash outlays for debt reduction and operating activities. As of the present time, the Company will be dependent upon loans from management and affiliates to meet its working capital requirements. However, USBL plans to raise additional equity capital, and Cadcom is attempting to develop new customers. However, there can be no assurances that any of these efforts will be successful.

ITEM 3.           Description of Property

                  In August, 1995, MCR, through its wholly-owned subsidiary, Meisenheimer Capital Real Estate Holdings Inc. ("MCR") acquired the real estate at 46 Quirk Road, Milford, Connecticut, from Genvest, a limited partnership whose partners consist of the President of MCI and the Meisenheimer Family. The property was formerly leased by MCI and its subsidiaries from Genvest. The property consists of a building housing office and manufacturing space of approximately 6,000 square feet. USBL currently pays a $1,000 a month rent for approximately 1,500 square feet under a lease which expires on December 31, 1996. Cadcom pays $3,000 a month for approximately 3,500 square feet under a lease which expires on December 31, 1999. A portion of the space is rented to unaffiliated parties. The consideration paid to Genvest by MCI consisted of the issuance of 200,978 shares of the Common Stock of MCI plus cash of a $120,000. MCR borrowed funds of $120,000 from a financial institution which loan is secured by a 20 year mortgage on the property. The loan is guaranteed by MCI.



ITEM 4.           Security Ownership of Certain Beneficial Owners and
                        Management

                  The following table sets forth certain information as of July 15, 1996 with respect to the beneficial ownership of the outstanding Common Stock of the Company by (i) any holder of more than five (5%) percent; (ii) each of the Company's officers and directors; and (iii) the directors and officers of the Company as a group:

Name and Address              Amount and nature of                 Approximate
Beneficial Owner              Beneficial Ownership Percent of Class


Daniel T. Meisenheimer III           1,190,500                         26.3%
c/o The United States
Basketball League
46 Quirk Road
Milford, CT  06460

Richard T. Meisenheimer     269,500                                    6.0%
c/o The United States
  Basketball League
46 Quirk Road
Milford, CT  06460
--------
     Daniel T. Meisenheimer, III is the President of MCI. The shares listed above include shares owned by his wife and minor children. Not included are 100,000 options issued to Mr. Meisenheimer to purchase 100,000 of the Common Stock at $0.25 per share. Mr. Meisenheimer and his family also own 425,000 shares of the common stock and 136,409 shares of the preferred stock of MCI's subsidiary, USBL.
     Richard Meisenheimer is Vice President and a Director of MCI. The shares listed above include shares owned by his wife and minor children. Mr.
Meisenheimer also owns 500 shares of the common stock and 77,875 of the preferred stock of MCI's subsidiary, USBL. In addition, Spectrum, of which Richard Meisenheimer is President, owns 207,857 shares of the common stock and 240,000 shares of preferred stock of USBL.


Daniel T. Meisenheimer, Jr.3                           525,000            11.7%
c/o The United States
  Basketball League
46 Quirk Road
Milford, CT  06460



Synercom Inc.4                                        980,000             22.5%
c/o The United States
Basketball League
46 Quirk Road
Milford, CT  06460

All Officers and Directors
as a Group                                           1,985,000            66.5%


ITEM 5.        Directors, Executive Officers, Promoters and Control
           Persons

          The  following  persons  are  the  current   executive   officers  and
           directors:



Name                               Age                             Position

Daniel T. Meisenheimer, III        45                     Chairman of the Board
                                                          President and
                                                          Treasurer

Richard Meisenheimer               42                     Vice President,
                                                      Director and Secretary
Daniel T. Meisenheimer, Jr.        69                     Director

                  All directors hold office until the next annual meeting of Stockholders and the election and qualification of their successors. Officers are appointed annually by the Board of Directors and subject to existing employment agreements serve at the discretion of the Board.

                  Background of Executive Officers and Directors

                 Daniel T. Meisenheimer, III has been the Chairman of the Board and President and Treasurer of MCI since its inception in 1984.
Mr. Meisenheimer is also Chairman of the Board, President and Treasurer of the Company's subsidiaries, USBL, Cadcom and MCR. Mr. Meisenheimer is also employed as a Vice President and serves as Cheif Financial Officer.
                Daniel T. Meisenheimer, Jr., a Director of MCI, is the father of Daniel Meisenheimer III and Richard Meisenheimer. The shares listed above includes shares owned by his wife, Mary Ellen Meisenheimer. Mr. Meisenheimer also owns 5,000 of common stock and 182,723 shares of preferred stock of USBL.
              Synercom is owned jointly by Daniel Meisenheimer III, Richard Meisenheimer, Daniel Meisenheimer, Jr. and Mary Ellen Meisenheimer. Synercom also owns all of the stock of Spectrum, Inc. a Director of Spectrum Associates, Inc. which positions he has held since 1975. Spectrum Associates, Inc. ("Spectrum") is the sole customer of MCI's subsidiary, Cadcom. Between
1981 and 1984 Mr. Meisenheimer owned and operated an investment advisory firm. From 1977 to 1981, Mr. Meisenheimer was employed as a registered representative with Merrill, Lynch Inc.

                  Richard C. Meisenheimer has been Vice President, Secretary an a Director of MCI since its inception. Mr. Meisenheimer has been associated with Spectrum since 1976. In 1993 he became President of Spectrum succeeding his father, Daniel T. Meisenheimer, Jr. Mr. Meisenheimer is also Vice President, Secretary and a Director of MCI's subsidiaries, USBL, Cadcom, and MCR.

                  Daniel T. Meisenheimer, Jr. has been a Director of MCI since its inception. He is also a Director of USBL,, Cadcom and MCR. Mr. Meisenheimer, Jr. was the founder of Spectrum and served as President from 1957 to 1993. He is currently Chairman of the Board of Spectrum.

ITEM 6.           Executive Compensation

         MCI

                  Historically,   the  only  two  officers  of  MCI,  Daniel
T. Meisenheimer III, President and Treasurer, and Richard Meisenheimer, Vice President, have not received any salaries from MCI. However, on March 1, 1994, the Company awarded Mr. Daniel T. Meisenheimer, III, 200,000 options to purchase 200,000 shares of the Common Stock in recognition of past services to MCI. The options are exercisable at $0.25 a share. On June 5, 1995, Mr. Meisenheimer exercised options to purchase 100,000 shares. At the time of the exercise, the bid price for MCI Common Stock was $1.00 a share. Richard Meisenheimer received 100,000 options in recognition of past services. Each option entitles Mr. Meisenheimer to purchase one share of the Common Stock at $0.25 per share. Mr. Meisenheimer has not exercised any options. On March 1, 1996 the Company entered into employment agreements with Daniel T. Meisenheimer III and Richard Meisenheimer.

                  The agreement with Daniel T. Meisenheimer III is for a period of two years. For the first year Mr. Meisenheimer is to receive a salary of $2,000 a month. However, if in the opinion of the Board of Directors the payment of salary to Mr. Meisenheimer would have an adverse impact on the Company's cash flow then the Company is authorized to withhold payments. The agreement further provides that in the event any monthly salary is withheld then for each month of salary omitted Mr. Meisenheimer is to then receive 10,000 options. Each option will entitle Mr. Meisenheimer to purchase one share of the Common Stock at $1.00 a share. The options are to be issued at the end of each fiscal year. During the second year of the employment agreement, Mr. Meisenheimer is to receive a monthly salary of $5,000 and if the Company elects not to pay Mr. Meisenheimer the cash salary, then he is to receive 10,000 options for each month of salary omitted which are to be issued at the end of the fiscal year.

                  Mr. Richard Meisenheimer's employment agreement is also for a period of two years and provides for a monthly salary of $400 per month. The Board of Directors can also withhold payment of such salary if such payment would have an adverse impact on the Company's cash flow. In that event, Mr. Meisenheimer is to receive 2,000 options for each month of salary not paid. Each option will entitle Mr. Meisenheimer to purchase one share of the Company's Common Stock at $1.00 per share. In the second year Mr. Meisenheimer is to receive $800 a month and if any salary is omitted then 4,000 options will be issued for each month of salary omitted. All options are issued at the end of each fiscal year.

                  Pursuant  to  the   employment   agreements   Mr.   Daniel  T.
Meisenheimer, III, has only received a total of $4,000 of salary for the months of March and April, 1996. Mr. Richard Meisenheimer has only received a total of $800 for March and April. The Board of Directors elected to withhold any further payment of salaries because of the impact on cash flow. As of December 31, 1996, because of the Company's decision not to pay salaries, Mr. Daniel T. Meisenheimer, III is entitled to receive 80,000 options and Mr. Richard Meisenheimer is entitled to receive 20,000 options. The Company has not as yet issued the options.

                  The following  tables reflect the salaries  received by Daniel
T. Meisenheimer, III and Richard Meisenheimer and the options received by Daniel
T. Meisenheimer, III, and Richard Meisenheimer and the amount of options exercised.

Summary Compensation                  Long Term Compensation
                    Annual Compensation        Awards                Payouts
               (d) (e) (f) (g) (h) (i)Other Security Annual Restricted Underlying All Other
Name and   Fiscal    Salary    Bonus     Compen-     Stock  Options/IP
Compen-
Principal Position     Year      ($)       ($)      sation     Award(s) ($)
SARs (#)     Payouts ($)   sation
($)
-------------------- ---------------------------- ------------------------------
------------ ------------ -------------
Daniel T.              1995      -0-       -0-        -0-
200,000
Meisenheimer III, 5     1996      -0-       -0-        -0-
President              19976    $4,000     -0-        -0-

Richard                1995      -0-       -0-        -0-
100,000
Meisenheimer          1996      -0-       -0-        -0-
Vice Pres.             19972    $ 800      -0-        -0-

--------
     Both Daniel T. Meisenheimer, III, and Richard Meisenheimer receive salaries from Spectrum. Fiscal 97 is the first quarter ended May 31, 1996.



                                    Option/SAR Grants in Last Fiscal Year

                                Individual Grants

(a)                        (b)                       (c)
(d)              (e)

  Number of Securities      Percent of Total Options/  Exercise or
                           Underlying Options/             SARs Granted to
  Base Price  Expiration
Name                       SARs/Granted (#)          Employees in Fiscal Year
($ Share)           Date
----                       -------------------       ------------------------
------------     --------

David T. Meisenheimer,
   III                              -0-              -0-
-0-              -0-

Richard Meisenheimer                -0-              -0-
-0-              -0-
Vice President



                 Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

(a)                        (b)              (c)               (d)
 (e)

                      Number of  Securities
                      Underlying Unexercised    Value of  Unexercised
                      Options/SARs at FY End    In-the-Money Options/
                                   (#)         SARs at FY-End ($)

      Shares Acquired  Value Realized    Exercisable/              Exercisable/
Name on Exercise (#)           ($)     Unexercisable             Unexercisable

----

Daniel T. Meisenheimer,100,000 $75,000    100,000 (Exercisable)     $287,500
(Exercisable)
 III
President

Richard Meisenheimer
Vice President    100,000 (Exercisable)     $287,500 (Exercisable)




USBL

                  On January 1, 1996, USBL entered into employment agreements with Daniel T. Meisenheimer, III who serves as President and Chief Executive
Officer, and Richard Meisenheimer, who serves as Vice President and Chief Financial Officer. The employment agreement provides for a monthly salary of $2,000 during the first year and $5,000 a month for the second year. If, in the opinion of the Board of Directors of USBL, the payment of salary would have an adverse impact on the Company's cash flow, then the Company is authorized to withhold payments. For every month of salary omitted, Mr. Meisenheimer is to receive 10,000 options. Each option entitles Mr. Meisenheimer to purchase one share of USBL Common Stock at $1.00 a share. All options are to be issued at the end of each 12 month period. Mr. Meisenheimer received a total of $4,000 for Fiscal 1996 and $4,000 during the first quarter of Fiscal 1997.

                   In view of the fact that neither Daniel T. Meisenheimer, III, and Richard Meisenheimer had received any compensation for services from USBL since the inception of the company, on September 1, 1995, the Board of Directors adopted an option program reserving 200,000 shares to provide each officer with 20,000 options on the first business day of each calendar year. Under the plan, each option entitles the holder to purchase one share of common stock at an exercise price equal to the closing bid price on the date of grant. The options were to expire five years from date of grant or nine months after retirement of either officer. The expiration date of the options was changed by agreement to five years. On January 2, 1996 (Fiscal 1996) Daniel T. Meisenheimer, III and Richard Meisenheimer each received 20,000 options exercisable into common stock at $2.25 a share. On August 20, 1996, the company and the two officers agreed to rescind the remainder of the option program.

                  USBL also entered into an employment agreement with Richard Meisenheimer on January 1, 1996. The agreement is similar to Daniel T. Meisenheimer III's, except that Richard Meisenheimer is to receive a salary of $800 a month during the first year and $1,600 a month for the second year. For each month's salary omitted, Richard Meisenheimer is to receive 4,000 options. Each option entitles Mr. Meisenheimer to purchase one share of USBL Common Stock at $1.00 a share. All options are awarded at the end of each year. During Fiscal

96 Mr. Meisenheimer received a total of $1,600 of salaries and during the first quarter of Fiscal 97 Mr. Meisenheimer received a total of $1,600 of salaries.

                  The following tables reflect the salaries and options received by Daniel T. Meisenheimer, III and Richard Meisenheimer:

Summary Compensation Table

                               Long Term Compensation

         Annual Compensation                  Awards                Payouts

(a)      (b)      (c)       (d)     (e)     (f)  (g)     (h)         (I)
                            Other                     Securities
       Annual      Restricted     Underlying       All Other
Name and   iscal    Salary    Bonus     Compen-       Stock Options/      LTIP
Compen-
Principal Position  Year   ($)  ($)     sation     Award(s) ($)     SARs (#)
Payouts ($)   sation
($)
------------------------------ ------------ -------------
Daniel T.     1995-0--0--0--0--0--0--0-
Meisenheimer III  1996       -0-        -0--0-    20,000    -0-           -0-
President              19972    $4,000     -0-        -0-

--------
     Both Daniel T. Meisenheimer, III and Richard Meisenheimer receive salaries from Spectrum. Fiscal 1997 represents the first quarter ended May 31, 1997.

 Richard      1995  -0--0--0--0--0-           -0-          -0-
Meisenheimer  1996     $1,600   -0--0--0-  20,000          -0-           -0-
Vice Pres.    1997    $1,600     -0--0--0-   -0-           -0-           -0-
                      Option/SAR Grants in Last Fiscal Year

                                Individual Grants

(a)          (b)           (c)               (d)              (e)

      Number of Securities      Percent of Total Options/Exercise or
      Underlying Options/       SARs Granted to          Base Price  Expiration
Name  SARs/Granted (#)          Employees in Fiscal Year    ($ Share    Date
David T. Meisenheimer,
III       20,000                          50%               -0-        1/2/2001

Richard Meisenheimer  20,000              50%               -0-       1/2//2001
Vice President



Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Option/
SAR Values

(a)          (b)       (c)          (d)              (e)

                              Number of  Securities
                              Underlying Unexercised    Value of  Unexercised
                              Options/SARs at FY End    In-the-Money Options/
                              (#)                       SARs at FY-End ($)

             Shares Acquired  Value Realized    Exercisable/      Exercisable/
Name         on Exercise(#)   ($)             Unexercisable     Unexercisable
----                       ---------------- -------------------------------
Daniel T. Meisenheimer,-0-    -0-            20,000 (Exercisable)  $_______
(Exercisable)
 III
President

Richard Meisenheimer  -0-     -0-            20,000 (Exercisable)  $_______
(Exercisable)
Vice President


ITEM 7.           Certain Relationships and Related Transactions

         For at least the last ten years the principals of MCI and their affiliated companies have made loans to USBL, MCI's subsidiary. As of February 28, 1995 ("Fiscal 1995"), USBL was indebted to the principals or their affiliated companies in the principal sum of $601,984 together with accrued interest at six percent (6%) per annum of $207,744. All of the outstanding debt is payable upon demand. Of the foregoing amount, Spectrum was owed the principle sum of $132,743 plus accrued interest of $113,930. The principals were owed $225,579 plus accrued interest of $77,427. The remaining indebtedness of $243,662 was due to MCI, the parent, which is eliminated on the accompanying consolidated financial statements. During Fiscal 1996, the indebtedness to Spectrum including interest was reduced by $146,673 through the issuance of preferred stock of USBL. During both Fiscal 95 and 96, loans due the principals were reduced by $233,006 through the issuance of Preferred Stock of USBL. As of February 29, 1996 ("Fiscal 1996"), USBL is indebted to Spectrum and the principals in the total sum, including interest of $215,469 ($107,289 to Spectrum and $108,180 to the principals). In all of the foregoing transactions, the preferred stock of USBL was valued at $1.00 per share.

         Cadcom which was acquired by MCI in February 1992 from Synercom, Inc., a company owned and controlled by the Meisenheimer Family, is totally dependent upon orders received from Spectrum, a privately held company, also owned by the Meisenheimer Family. Substantially all of Cadcom's business is derived from Spectrum. Intercompany pricing is done on "an arm's length" basis and with respect to orders from the military or the defense department is subject to competitive bid. Cadcom is paid by Spectrum in accordance with normal credit terms. In addition and when Cadcom was acquired by MCI from Synercom, Inc., MCI granted Synercom, Inc. the right of first refusal to buy the Cadcom common stock in the event MCI determined to sell Cadcom.

         In fiscal 1995, Cadcom entered into capital leases for new machinery. Cadcom is leasing the equipment from Synercom, Inc. During fiscal 1996 Cadcom also entered into capital leases with Synercom for additional manufacturing equipment. The total amount of outstanding lease payments amounts to $203,741. Monthly payments to Synercom for the leased equipment amount to $8,950.

         In 1988, Richard Meisenheimer, Vice President, and several other individuals purchased, through a corporation, a franchise from USBL, the Connecticut Skyhawks. The purchase price was $50,000 and annual royalty payments have been made to USBL for each year to date. On August 31, 1996, Spectrum, a company owned and controlled by the Meisenheimer family purchased a franchise from USBL for 100,000. The franchise is not currently active but pays the annual royalty fee.

         Prior to August 1995, MCI, USBL and Cadcom had been renting office and manufacturing facilities from Genvest L.P., a limited partnership consisting of members of the Meisenheimer Family. In August, 1995 MCI, through its subsidiary MCR, purchased the facilities from Genvest, L.P., for $340,000 through the issuance of 200,978 shares of the Common Stock of MCI to Genvest, L.P., and borrowed the sum of $120,000 from a financial institution secured by a 20 year mortgage on the property. Richard C. Meisenheimer has personally guaranteed the mortgage.









ITEM 8.           Description of Securities

         The Company completed a public offering of Units in August 1984. Each Unit consisted of one share of Common Stock, $0.01 par value and one warrant to purchase one share of Common Stock at $1.25 per share from three to six months after the effective date of the offering (July 27, 1984) and at $1.50 per share from six to nine months after the effective date. All of the unexercised warrants expired on April 29, 1985.

         The Company is presently authorized to issue 10,000,000 shares of Common Stock, $0.01 par value. As of May 31, 1996, there were 4,469,528 shares issued and outstanding. Of that amount, approximately 2,965,000 are owned by the officers, directors and their affiliates and as such may be deemed to be "restricted shares" as that term is described under the Securities Act of 1933 (the "Act"), as amended, and may only be sold in compliance with Rule 144 of the Act or pursuant to a registration statement under the Act. With the exception of 100,000 shares acquired by Daniel T. Meisenheimer through the exercise of options, the officers, directors and their affiliates have held their shares for more than two years as required by Rule 144 and thus could avail themselves of Rule 144 at any time.

         The holders of the Common Stock (I) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights or redemption or sinking funds applicable thereto; and (iv) are entitled to one cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders. Therefore, the holders of more than fifty percent (50%) of the outstanding shares, voting for the election of directors can elect all of the directors if they so choose.







                                      PART II

ITEM 1.           Market Price of and Dividends on the Registrant's
                       Common Stock

                  The   Company's   Common  Stock   trades  on  the   non-NASDAQ
over-the-counter market ("Bulletin Board") under the symbol "MEIS".

         The following table indicates the high and low bid prices as reported by the National Daily Quotation Service, Inc. for the Company's fiscal year commencing March 1, 1994 through February 28, 1995 and the closing high and low bid price from March 1, 1995 through July 31, 1996

Fiscal 1995                              High-Low Bid Price

                                High                      Low

First Quarter Ended 3/31/94   $0.75                     $0.25
Second Quarter Ended 8/31/94  $1.25                     $0.50
Third Quarter Ended 11/30/94  $1.125                    $0.56
Fourth Quarter Ended 2/28/95  $1.25                     $0.75

Fiscal 1996                               Closing Bid Price

                               High                      Low
First Quarter Ended 5/31/95   $1.125                    $0.875
Second Quarter Ended 8/31/95  $2.00                     $1.00
Third Quarter Ended 11/30/95  $3.187                    $0.875
Fourth Quarter Ended 2/28/96  $3.25                     $2.185

Fiscal 1997

First Quarter Ended 5/31/96   $3.125                    $2.00
Period 6/1/96 through 7/31/96 $2.875                    $1.062

         The foregoing prices represent quotations between dealers without adjustments for retail markups, markdowns or commissions and may not represent actual transactions, as reported by the National Association of Securities Dealers Composite Feed or other qualified inter-dealer quotation medium.



ITEM 2.  Legal Proceedings

         There are no legal proceedings pending or threatened.


ITEM 3.  Changes in and Disagreements with Accountants

         For the last four fiscal years, the Company and its subsidiaries have utilized the services of Michael Racaniello, C.P.A. to prepare its annual audits. On April 15, 1996, the Company retained the accounting firm of Holtz, Rubenstein & Co., LLP to prepare annual audits of the Company and its subsidiaries. Mr. Racaniello continues to perform internal accounting services for the Company and its subsidiaries. There have been no disagreements between the Company and Mr. Racaniello or between the Company and Holtz, Rubenstein & Co., LLP.

     The closing high and low bid prices were not available from the National Daily Quotation Service, Inc. before March, 1995.

ITEM 4.  Recent Sales of Unregistered Securities

         MCI

         On August 16, 1995, the Company, through its subsidiary, MCR, purchased the real estate at 46 Quirk Road, Milford, Connecticut. As part of the consideration paid by the Company for the property, the Company issued 200,978 shares of its Common Stock to the seller, Genvest, a limited partnership whose partners consist of the president of MCI and the Meisenheimer Family. The shares were issued pursuant to the private placement exemption provided by Section 4(2) of the Securities Act of 1933 (the "Act").

USBL

         On February 28, 1995, the Company's subsidiary USBL issued 319,679 unregistered shares of its Preferred Stock valued at $1.00 per share as partial payment of outstanding indebtedness due Daniel T. Meisenheimer III, Daniel T. Meisenheimer Jr., Richard Meisenheimer, and Spectrum Associates, Inc. USBL relied on the exemption provided by Section 4(2) of the Act.
         On October 23, 1995, USBL completed an offering of 268,501 shares of its Common Stock for total proceeds of $604,127 to 12 accredited investors. The offering was made pursuant to Rule 504 of Regulation D promulgated under the Act. Brookehill Equities, Inc., a registered broker-dealer, and members of the National Association of Securities Dealers, Inc. ("NASD") acted as placement agent and received a commission for the placement of said shares.

         On February 29, 1996, USBL issued 360,000 shares of unregistered Preferred Stock, valued at $1.00 per share, as partial payment of outstanding indebtedness due Daniel T. Meisenheimer III, Daniel T. Meisenheimer Jr., Richard Meisenheimer, Spectrum Associates, Inc., and MCI. USBL relied on the exemption provided by Section 4(2) of the Act.

         On September 6, 1995, USBL issued 22,500 shares of unregistered USBL Common Stock pursuant to exercise of outstanding options granted to a third party for consulting services. The exercise price of the options was $.01 a share. USBL relied upon the exemption provided by Section 4(2) of the Act. On May 12, 1995, USBL issued 100,000 warrants to three individuals in consideration for a "bridge loan." The warrants entitled the holder to purchase shares of USBL Common Stock at an exercise price of $1.00 per share. On July 7 and July 23, 1996, two of the individuals exercised a total of 60,000 warrants and received 60,000 shares of unregistered USBL Common Stock. USBL relied upon the exemption provided by Section 4(2) of the Act. All of the foregoing individuals who exercised their options are sophisticated investors and had access to complete information regarding USBL.


ITEM 5.           Indemnification of Directors and Officers

         Article X of the Company's By-Laws provides the following:

         (a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the
         Corporation,  shall  be  indemnified  by the  Corporation  against  the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

         (b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

         (c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

                                                PART F/S
                    TABLE OF CONTENTS OF FINANCIAL STATEMENT


                                                                 Page

Independent Auditors' Reports....................................35

Financial Statements:

         Consolidated Balance Sheet for the
         Year Ended February 29, 1996 and
         Three Months Ended May 31, 1996.........................37

         Consolidated Statement of Operations
         for Years Ended February 29, 1996
         and February 28, 1995 and Three Months
         Ended May 31, 1996 and May 31, 1995......................38

         Consolidated Statements of
         Stockholders' Equity for the Years Ended
         February 29, 1996 and February 28, 1995..................40

         Consolidated Statements of Cash Flow for the Years Ended February 29, 1996 and February 28, 1995 and for the Three
         Months Ended May 31, 1996 and May 31, 1995...............42

         Notes to Financial Statements............................41-49

                                       PART III

INDEX TO EXHIBITS

3.1       Certificate of Incorporation of Meisenheimer Capital, Inc. ("MCI")

3.2       Certificate of Renewal of Certificate of Incorporation of MCI

3.3       By-Laws of MCI

4.1       Form of Stock Certificate

4.2       Form of Option

10.1      Employment Agreement of Daniel T. Meisenheimer, III with MCI

10.2      Employment Agreement of Richard Meisenheimer with MCI

10.3      Employment Agreement of Daniel  T.    Meisenheimer, III with MCI's
            subsidiary, The United States Basketball League, Inc. ("USBL")

10.4      Employment Agreement of Richard Meisenheimer with USBL

10.5 Mortgage Note between Fleet Bank, National Association and Meisenheimer Capital Real Estate Holdings, Inc. and Guaranty of MCI

10.6      Lease between Meisenheimer Capital Real Estate Holdings, Inc. and
          Cadom, Inc.

10.7      Lease between Meisenheimer Capital Real Estate Holdings, Inc. and USBL

10.8 Equipment Lease Agreement between Synercom, Inc. and MCI's subsidiary, Cadcom, Inc., dated September 11, 1992

10.9 Equipment Lease Agreement between Synercom, Inc. and MCI's subsidiary, Cadcom, Inc., dated July 1, 1995

10.10     Standard Franchise Agreement of USBL

10.11     A greement  between   USBL   and  Topaz Selections Ltd.  for Barter
          Transaction for acquisition of advertising due bills in exchange for franchises

11.0      Statement of Computations of Earnings Per Share

16.0      Letter of Accountant Pursuant to Item 304 (a)(3) of Reg.S-B

21.0      List of Subsidiaries

27.0      Financial Data Schedules

SIGNATURE PAGE



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           MEISENHEIMER CAPITAL, INC.


                         By:      /S/ Daniel T. Meisenheimer, III
                                  Daniel T. Meisenheimer, PRESIDENT

Dated: October 7, 1996

                          Independent Auditors' Report


May 30, 1996



Board of Directors
Meisenheimer Capital, Inc.
Milford, Connecticut

We have audited the consolidated balance sheet of Meisenheimer Capital, Inc. and Subsidiaries as of February 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meisenheimer Capital, Inc. and Subsidiaries as of February 29, 1996 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations, inability to collect annual franchise fees and reliance on related party revenue transactions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Holtz Rubenstein & Co., LLP
Melville, New York

                             MICHAEL RACANIELLO, CPA
                            170 POST ROAD, SUITE 204
                          FAIRFIELD, CONNECTICUT 06430




To the Board of Directors
Meisenheimer Capital, Inc.
Milford, Connecticut

I have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Meisenheimer Capital, Inc. and Subsidiaries for the year ended February 28, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statements of operations, stockholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income and retained earnings and cash flows. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Meisenheimer Capital, Inc. and Subsidiaries for the year ended February 28, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As explained in Note 1, the Company has suffered substantial losses that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

As discussed in Note 1, the Company changed its method of accounting for investment securities as was required by Statement of Financial Accounting Standards Board No. 115, " Accounting for Certain Investments in Debt and Equity Securities".

As discussed in Note 20 to the financial statements, certain errors resulting in the understatement of previously reported net loss and overstatement of deficit and minority interest, were discovered by management of the Company during the current year. Accordingly, adjustments have been made to net loss, deficit and minority interest to correct the error.




s/Michael Racaniello, CPA
May 30, 1996
May 30, 1996 as to Note 14(b) and Note 20

                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                           February 29,           November 30,
    ASSETS                                 1996                   1996
                                                                  (Unaudited)
CURRENT ASSETS:
   Cash                                    $278,188               $33,603
   Accounts receivable (Note 10)            103,017                79,370
   Inventories (Note 4)                      92,370               157,801
   Investments                               47,597                32,672
   Other current assets                       6,000                32,718

       Total current assets                 527,172                336,164

PROPERTY AND EQUIPMENT, net (Notes 5, 8 and 9) 613,301             549,136

GOODWILL (Note 7)                               29,361              28,749

PREPAID ADVERTISING CREDITS (Note 11)          540,000           1,044,750

                                            $1,709,834          $1,958,799

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued expenses (Note 10)    $243,407         $353,196
   Notes payable - bank (Note 9)                        25,900            4,600
   Capital lease obligation - current portion (Note 8)  83,180           87,972
   Notes payable - stockholders (Note 10)              506,064          430,494
   Mortgage payable - current portion (Note 9)           3,165            3,250

       Total current liabilities                       861,716          879,512


CAPITAL LEASE OBLIGATION, net of
   current portion (Note 8)                            120,561           53,790


MORTGAGE PAYABLE, net of current portion (Note 9)      110,570          105,138

MINORITY INTEREST IN CONSOLIDATED
   SUBSIDIARY                                          160,000          286,000


COMMITMENT AND CONTINGENCIES (Notes 16 and 18)

STOCKHOLDERS' EQUITY (Note 14):
   Common stock, $0.01 par value, 10,000,000 shares
     authorized; 4,469,528 shares and 4,471,028 shares
     issued and outstanding                            44,695            44,710
   Additional paid-in capital                       3,236,908         3,300,268
   Unrealized loss on available-for-sale investments   (9,641)          (50,909)
   Deficit                                         (2,814,975)       (2,659,710)

       Total stockholders' equity                     456,987           634,359


                                                    $1,709,834       $1,958,799

                 See notes to consolidated financial statements

                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                          Years Ended               Nine Months Ended
                          February 29, February 28, November 30,   November 30,

                          1996         1995         1996           1995
                                                (Unaudited)    (Unaudited)
REVENUES:  (Note 10)
   Net sales          $735,013      $651,324   $584,762         $553,211
   Franchise fees and related
   revenue             733,956       244,500    831,977          148,444

    Total revenues   1,468,969       895,824  1,416,739          701,655

OPERATING EXPENSES:  (Note 8)
   Cost of goods sold  566,332       517,466    417,436          431,404
   Selling, general and
   team expenses       716,554       409,478    698,088          437,470

       Total operating
   expenses          1,282,886       926,944  1,115,524          868,874


       Income (loss)
   from operations     186,083       (31,120)  301,215          (167,219)


OTHER INCOME AND EXPENSE:
   Realized gain on available-for-sale
     investments         7,668        41,044     -                  7,668
   Interest expense    (47,796)      (54,531)  (31,845)           (35,928)
   Interest income       8,324        -          3,620              3,949
   Other income         24,000        23,960    19,100             18,028

   Settlements         (32,000)       -          -                   -

       Total other
    income and expense(39,804)        10,473    (9,125)            (6,283)


INCOME (LOSS) BEFORE
   MINORITY INTEREST
   AND TAXES          146,279        (20,647)  292,090            (173,502)

MINORITY INTEREST IN NET
   EARNINGS OF
SUBSIDIARY             86,000           -      126,000              -

PROVISION FOR INCOME
   TAX (Note 19)       16,000           -       10,825           6,000

NET INCOME (LOSS)     $44,279     $(20,647)   $155,265         $(179,502)

NET INCOME (LOSS)
PER S                   $.01         $(.00)     $0.3           $(.04)

WEIGHTED AVERAGE COMMON
   AND COMMON EQUIVALENT
   SHARES OUTSTANDING 4,846,883   4,268,550   5,005,384       4,846,883

                 See notes to consolidated financial statements

                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995


                                                         Additional
                              Common Stock               Paid-in
                              Shares  Amount             Capital      Deficit
Balance, March 1, 1994
(as restated)
   (Note 20)              4,268,550 $42,686             $1,966,675 $(2,838,607)

Net loss                -             -                  -            (20,647)

Balance, February 28,
1995                      4,268,550  42,686              1,966,675 (2,859,254)

Issuance of shares in connection
   with the purchase of
 building                  200,978    2,009                167,990            -

Issuance of stock options    -             -              13,750            -

Issuance of stock by subsidiary
  to minority holders         -             -           1,088,493            -

Net income                             -                  -             44,279
                                                 ---------
Balance, February 29,
1996                    4,469,528        44,695          3,236,908  (2,814,975)

Issuance of shares in connection
   with warrant exercise
(unaudited)               1,500            15              3,360         -

Issuance of stock by subsidiary
   to minority holders       -             -              60,000         -

Net income (unaudited)      -             -                  -       155,265


Balance, November 30, 1996
   (unaudited)        4,471,028     $44,710           $3,300,268   $(2,659,710)







                 See notes to consolidated financial statements

                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          Years Ended                 Nine Months Ended
                  February 29,    February 28,    November 30,November 30,

                          1996    1995            1996    1995
                                                 (Unaudited)  (Unaudited)
CASH FLOWS FROM
OPERATING ACTIVITIES:
   Net income (loss)  $44,279    $(20,647)      $155,265      $(179,502)

     Adjustments to
     reconcile net income
     (loss) to net
     cash (used in)
     provided by operating
     activities:
     Issuance of stock
     options for services 13,750     -               -             -
       Minority interest  86,000     -          126,000            -
       Prepaid advertising
     credits            (600,000)    -         (600,000)           -
       Realization of
     prepaid advertising
     credits              60,000     -           95,250            -
       Realized gains on
     investment sales     (7,668) (41,044)       -              (7,668)
       Depreciation
     and amortization
     expense              79,301   72,039         64,777        61,331
       (Increase) decrease in assets:
         Accounts
     receivable          (19,790) (43,454)        23,647        31,894
         Inventories     (29,066)   9,201        (65,431)      (37,367)
         Other              (214)     404        (26,718)      (11,685)
       (Decrease) increase in liabilities:
         Accounts
     payable and accrued
     expenses            (17,111) 42,986         109,789       (40,460)

                        (434,798) 40,132        (272,686)       (3,955)

       Net cash (used in) provided by operating
         activities     (390,519) 19,485        (117,421)     (183,457)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property
     and equipment      (50,221) (10,461)             -        (18,121)
   Purchase of
   investments          (54,258) (32,227)        (26,343)      (46,132)
   Proceeds from
     sales of
     investments         40,099   64,563           3,375        40,099
   Trademark costs        (203)   (826)            -             -

       Net cash (used in) provided by investing
         activities    (64,583)  21,049          (22,968)      (24,154)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from
     notes payable       33,400    -               -              13,125
   Payments on
     notes payable      (7,500) (32,435)        (21,300)           -
   Payments on
     mortgage payable   (6,265)     -           (5,347)           (2,629)
   Reduction of
     long-term
     obligation        (35,000)    -               -             (35,000)
   Proceeds from
     bridge loan
     payable           100,000     -               -             100,000
   Payment of
     bridge loan
     payable          (100,000)    -               -            (100,000)
   Payments on
     capital
     lease obligation  (65,975)  (37,398)        (61,979)        (52,824)
   Proceeds from minority shareholders
     for
     subsidiary stock 1,051,957     -             60,000       1,051,957
   Advances to
     shareholders,
     net               (257,228) (26,179)        (75,570)       (384,841)

       Net cash provided by (used in)
         financing
     activities         713,389  (96,012)       (104,196)         589,788

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS 258,287  (55,478)       (244,585)          382,177

CASH AND CASH EQUIVALENTS,
   beginning of period   19,901   75,379         278,188            19,901


CASH AND CASH EQUIVALENTS,
   end of period       $278,188  $19,901      $33,603              $402,078


SUPPLEMENTAL DISCLOSURES:
   Cash payments made during the period:
     Interest           $30,120  $35,370     $17,457              $22,425

     Taxes              $  -     $  -        $825                 $ -

                 See notes to consolidated financial statements

                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED FEBRUARY 29, 1996

1.     Description of Business and Basis of Presentation:

       Meisenheimer Capital, Inc. (MCI) is a holding company, with three operating subsidiaries:
Cadcom, Inc. ("Cadcom") (100% owned by MCI), Meisenheimer Capital Real Estate Holdings, Inc.
("MCREHI") (100% owned by MCI), and the United States Basketball League, Inc. ("USBL")
(61.55% owned by MCI).

       Cadcom, Inc. is a machine shop which manufactures aluminum and stainless steel aircraft parts. Substantially all of Cadcom's sales were to one customer, Spectrum Associates, an affiliate of MCI.

       MCREHI was incorporated during the fiscal year ended February 29, 1996 and owns a commercial building in Milford, Connecticut.

       The USBL operates a professional summer basketball league through franchises located in the eastern part of the United States.

       The Company has a consolidated deficit of approximately $2,801,000. This factor, as well as the Company's reliance on related parties and significant non-cash transactions (see Notes 10 and 11) create an uncertainty as to the Company's ability to continue as a going concern. The Company is making efforts to revitalize the USBL by raising equity capital and marketing new franchises and Cadcom is seeking to expand its machine shop business by seeking new customers for its services. However, there can be no assurance that the Company will be successful in accomplishing these objectives. Because of the uncertainties surrounding the ability of the Company to continue its operations, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

       The accompanying consolidated financial statements, as of November 30, 1996 and for the nine months ended November 30, 1996 and 1995, are unaudited and have been prepared by the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of the Company's management, the disclosures made are adequate to make the information presented not misleading, and the consolidated financial statements contain all adjustments necessary to present fairly the financial position as of November 31, 1996, results of operations for the nine months ended November 30, 1996 and 1995.

       The results of operations for the nine months ended November 30, 1996 are not necessarily indicative of the results to be expected for the full year.

2.     Summary of Significant Accounting Policies:

       a. Principles of consolidation

          The consolidated financial statement includes the accounts of MCI and its three operating subsidiaries. All significant intercompany balances and transactions have been eliminated and applicable minority interests have been reflected in consolidation.

2.     Summary of Significant Accounting Policies:  (Contd..)

       b. Cash and cash equivalents

          For purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of nine months or less to be cash and cash equivalents.

       c. Revenue recognition

          The Company and its subsidiaries generally use the accrual method of accounting. However, due to the uncertainty of collecting royalty and franchise fees from its franchisees, the USBL recognizes revenue when it is received. As described more fully in Note 11, management recorded the advertising due bills received in exchange for initial franchise fees based upon the fair market value of such due bills. The fair market value was determined based upon the value of the franchises sold as there is no ready active market to convert the due bills to cash.

       Cadcom recognizes revenue on the accrual method based upon the shipping date of orders in process which are of a short-term nature.

       d. Available-For-Sale Investments

          The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective as of the beginning of the fiscal year ended February 28, 1995. As of February 29, 1996, available-for-sale investments were composed of common stocks with a historical cost basis (average cost) of $57,241 and an approximate market value of $48,000. Unrealized loss, which is reported as a part of stockholders' equity, was approximately $10,000 as of February 29, 1996. As of November 30, 1996, the historical cost basis was approximately $84,000 and its approximate market value was $33,000.

       e. Inventories

          Manufacturing inventories (Cadcom) are stated at cost on the first-in, first-out method. The USBL's inventory consists of USBL trading cards, basketball uniforms, sporting equipment and printed promotional material. Most of the USBL's inventory was obtained through barter transactions whereby the USBL granted suppliers with advertising space or air time in return for the supplier's products. These transactions were accounted for based upon the fair values of the assets and services involved in the transactions.

       f. Property and equipment

          Property and equipment are recorded at cost. Major additions are capitalized while minor improvements, which do not extend the useful life of an asset, are expended in the period incurred.

          Depreciation has been provided utilizing both the straight-line and accelerated cost recovery systems. Assets are depreciated over their estimated useful life or at the statutory rate provided (predominantly 7 years for equipment and 39 years for real estate).

       g. Income taxes

          MCI, MCREHI and Cadcom file a consolidated federal income tax return. As of February 29, 1996, MCI and Cadcom had approximately $115,000 in net operating loss carry forwards available and the USBL had a net operating loss carry forward of approximately $1,487,000. Both loss carry forwards are available through February 28, 2009, to offset future taxable income. Utilization of these operating losses eliminated substantially all federal income tax expense for the year ended February 29, 1996.

2.     Summary of Significant Accounting Policies:  (Contd.)

       g. Income taxes  (Contd.)

          Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been provided for the deferred tax asset resulting from the net operating loss carry forward.

       h. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       I. Advertising costs

          Advertising costs are expended as incurred, and were approximately $92,000 and $19,700 for the years ended February 29, 1996 and February 28, 1995. These expenses were $123,000 and $24,000 for the nine months ended November 30, 1996 and 1995, respectively.

       j. Earnings per share

          Earnings per common share were computed by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

3.     Segment Information:

       The consolidated financial statements include the accounts of Meisenheimer Capital, Inc. and its three operating subsidiaries; Cadcom, Inc., Meisenheimer Capital Real Estate Holdings, Inc. and the United States Basketball League, Inc. The following summarizes the contribution to consolidated revenues and expenses by each company (after elimination of intercompany transactions and minority interest).

       Year ended February 29, 1996:

                                MCI      MCREHI  Cadcom     USBL       Total

       Revenues             $27,350    $4,200    $735,014  $702,405 $1,468,969
       Operating
       expenses              90,350    11,007     581,721   599,808  1,282,886

       Operating profit
       (loss)               (63,000)   (6,807)    153,293   102,597    186,083

       Net income (loss)    (69,234)  (25,655)    106,424    32,744     44,279
       Identifiable assets  107,021   325,632     449,420   827,761  1,709,834


       Year ended February 28, 1995:

                              MCI       MCREHI    Cadcom      USBL      Total

       Revenues            $ -         $ -       $654,148   $241,676 $895,824
       Operating expenses  73,150        -        573,760    280,034  926,944

       Operating profit
       (loss)            (73,150)        -         80,388    (38,358) (31,120)

       Net income
       (loss)            (14,089)        -         66,105    (72,663) (20,647)

4.     Inventories:

       Inventories consist of the following:
                                          February 29,        November 30,
                                          1996                1996
       Cadcom:
       Raw materials                      $26,870             $33,000
         Finished goods                    57,000             101,301
       USBL inventory                       8,500              23,500


                                          $92,370            $157,801


5.     Property and Equipment:

       Property and equipment, at cost, consists of the following:
                                    February 29,        November 30,
                                    1996                1996

       Land                         $121,253            $121,253
       Building                      197,836            197,836
       Equipment                     729,016            729,016
       Transportation equipment       52,090             52,090

                                   1,100,195          1,100,195
       Less accumulated
       depreciation                  486,894            551,059


                                   $613,301            $549,136


6.     Trademark Costs:

       Trademark costs totaling $10,488 were fully amortized at February 29, 1996.

7.     Goodwill:

       Goodwill arising from the acquisition of Cadcom is being amortized over 40 years and consisted of the following:
                              February 29,        November 30,
                               1996               1996

       Excess of cost over
       net assets           $32,625              $32,625
       Less accumulated
       amortization           3,264                3,876


                            $29,361              $28,749


8.     Lease Commitments:

       Capital leases

       Cadcom leases certain manufacturing equipment under capital leases. The Company has capitalized manufacturing machinery in the amount of $365,100. Accumulated depreciation on this machinery at February 29, 1996 was $174,021.

       The future minimum lease payments required under capital leases are:

8.     Lease Commitments:  (Contd.)

       Capital leases  (Contd.)

                        Years Ending
                        February 28,

                            1997                $106,300
                            1998                 100,400
                            1999                  40,800

                                                 247,500
                    Less interest and taxes       43,759

                    Present value of net minimum
                    lease payments              $203,741


       Operating leases

       As of February 28, 1995, Cadcom was renting its Milford, Connecticut facility under a non-cancelable operating lease that was to expire February 1997. The minimum annual lease payments under this lease were $41,400. MCI and USBL leased office space in the same building on a month-to-month basis for $1,000 per month. Subsequently, MCREHI purchased the building that Cadcom leased. Accordingly, the rent charges have been eliminated in consolidation.

       Rent expense for the fiscal year 1996 and the nine months ended November 30, 1996 was eliminated in consolidation. Rent expense for fiscal 1995 was approximately $44,700. Rent expense for the nine months ended November 30, 1995 was approximately $22,500.

9.     Notes and Mortgage Payable:

       The Company had the following loan obligations outstanding:

                                            February 29,        November 30,
                                            1996                1996
       Mortgage, dated August 16, 1995
       secured by a commercial
         building, interest at
       7.98%, with monthly payments over
         20 years of approximately $1,000
       per month.  The Company's
       president has guaranteed the
       mortgage.                         $113,735           $108,388

       Term bank loans, secured by
       Company assets, with interest
       at annual rates
       of 8.25% and 10.25%,
       with approximate
        monthly payments of $3,300
       per month.                          25,900              4,600

                                          139,635            112,988
       Less current portion                29,065              7,850


                                         $110,570           $105,138

       Maturities of notes and mortgages are as follows:
                        Years Ending
                       February 29/28,

                            1997   $29,065
                            1998     2,500
                            1999     2,600
                            2000     2,800
                        Thereafter 102,670
                                  $139,635

10.    Related Party Transactions:

       Spectrum Associates, Spectrum Associates' parent company, Synercom, Inc. and MCI are entities controlled and operated by MCI's president and members of his immediate family. This group also owns a significant portion of the minority interest in the USBL. In addition, the capital leases (see Note 8) are payable to Spectrum Associates. Until February 28, 1992, Cadcom was a 100% owned subsidiary of Synercom, Inc. Synercom, Inc. sold its 100% interest in Cadcom to Meisenheimer Capital, Inc. (MCI). As part of this agreement MCI granted to Synercom a right of first refusal to purchase all of the Cadcom shares sold to MCI should MCI propose to transfer said shares to a third party. This right of first refusal is effective through February 28, 2002, and is collateralized by all of Cadcom's assets.

       The Company through its subsidiary, MCREHI, purchased from Genvest, a partnership controlled by the Company's president and his immediate family, a commercial building in Milford, Connecticut for $320,000.

       Revenues recorded from related parties (mainly Spectrum Associates) approximated $823,000, or 56% of total revenues for the current year.

       Loans payable to shareholders plus an additional $192,000 included in accounts payable and accrued expenses are due to related parties as of February 29, 1996. Substantially all of the notes due to shareholders carry an interest rate of 6% per year.

       Substantially all of Cadcom's sales are to Spectrum Associates and as of February 29, 1996 and November 30, 1996 all of the Company's accounts receivable are due from Spectrum Associates.

11.    Non-Cash Transactions:

       The Company entered into the following non-cash transactions during the year ended February 29, 1996 and the nine months ended November 30, 1996:

       o The sale of 5 franchises in fiscal 1996 for 2,000,000 negotiable advertising due bills from an independent cable television network. The USBL has valued these due bills at $600,000. The deferred charge on the balance sheet of $540,000, represents the unused amount of deferred advertising expense relating to advertising due bills. These advertising due bills can be traded for various goods and services and they can be assigned, sold or transferred.
          However, they are not recognized as currency in the United States although they can be traded as such. The credits will be amortized at the time the advertising is utilized. The 2,000,000 advertising due bills were recorded at a substantial discount from their face value.
          However, if the Company is unable to realize the recorded value of this asset a significant reduction in overall equity may result.

       o In the nine months ended November 30, 1996, the USBL sold an additional 5 franchises under the same terms and conditions as above.

       o A long-term obligation of the USBL of approximately $117,000 was repaid by Spectrum Associates, a stockholder that is also controlled by the Meisenheimer group, in exchange for a note. This note was partially repaid with $35,000 in cash and preferred stock valued at $20,000 in fiscal 1996. The remaining $56,536 of debt was forgiven by Spectrum Associates and has been reflected as additional paid-in capital.

       o  The  Company,   purchased   $141,450  in  equipment  by  incurring  an
          additional capital lease payable of $141,450.

11.    Non-Cash Transactions:  (Contd.)

       o MCREHI acquired the commercial building in Milford, Connecticut by incurring a mortgage payable of $120,000 plus the issuance of 200,978 shares of MCI stock, which were valued at $169,999.

12.    Stock Options:

       During the fiscal year ended February 28, 1995, the Company granted its officers options to purchase 400,000 shares of common stock at $.25 per share. 100,000 of these options were exercised in June 1995, however, the shares have not been issued and, accordingly, a liability of $25,000 has been included in accrued expenses. The remaining 300,000 options expire February 28, 1998.

       In December 1994, the Company granted its underwriter 200,000 options to purchase common tock at $.35 per share as compensation for services in connection with an equity offering. These options expire in February 1997.

       As compensation for marketing services, the Company granted its advisor 12,500 options to purchase common stock at $4.50 per share, expiring August 1997 and 10,000 options to purchase common stock at $7.50 per share, expiring February 1998.

       As compensation for marketing services, relating to future equity offerings, the Company granted its advisor 25,000 options to purchase common stock at the market value on the date of contract (February 1996) per share. These options are exercisable between July 1996 and July 1998. An additional 25,000 options, with similar terms, will be granted contingent upon successful future equity offerings.

13.    Concentration of Credit Risk:

       As of February 29, 1996, the Company maintained balances at a bank in excess of the federally insured amount.

14.    Stockholders' Equity:

       a. The USBL completed a private placement for 268,501 shares of stock, and had 22,500 shares issued under warrants. Since the shares were sold to minority shareholders, the effect on the consolidated financial statements was to increase consolidated additional paid-in capital by $1,051,957.

       b. The accumulated deficit for the year ended February 28, 1995 was restated from ($2,078,552) to ($2,838,607) and additional paid-in capital was restated from $1,104,777 to $1,966,675 to correct for the recording of minority interests in a consolidated subsidiary in prior years.

15.    Savings Plan:

       The Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 403(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Management has elected not to contribute discretionary employer matching.

16.    Commitment:

       Two officers of the Corporation have entered into employment agreements for a period of two years. For the first year, the combined monthly salary is to equal $2,400. The Board of Directors may withhold payment of the salaries if such payment would have an adverse impact on the Company's cash flow. In that event, the Company would issue to the officers 12,000 options to purchase the Company's common stock for each month the salary is not paid. In the second year of the agreements, the officers are to receive a combined monthly salary of $5,800. As in the first year, if the salaries are not paid, the Company will issue to the officers 14,000 options to purchase the Company's common stock for each month the salary is not paid. All options under these agreements would be exercisable at $1.00 per share.

       The Company's USBL subsidiary has entered into employment agreements with two of its officers who are also officers of the Company. The agreements are for a term of three years and call for annual combined salaries of $150,000 per year plus an additional amount of stock in the USBL equal to the cash value paid. However, these agreements also allow for the reduction and deferral of the cash portion of the compensation if the payment of the compensation would negatively impact the cash flow of the USBL. The USBL's president received no compensation from the USBL during the year ended February 29, 1996.

17.    Fair Value of Financial Instruments:

       In  1996,  the  Company  adopted  Financial  Accounting  Standards  Board
Statement No. 107, which requires disclosures about the fair value of the Company's financial instruments. The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

       Current Assets and Current Liabilities: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

       Long-Term Liabilities: The carrying amounts of the capital lease obligations and the mortgage payable approximate their fair value.

       The carrying amount and the fair value of the Company's financial instruments at February 29, 1996 are as follows:
                                   Carrying            Fair

                                   Amount              Value

       Cash                        $278,188            $278,188
       Investments                   47,597              47,597
       Prepaid advertising credits  540,000             540,000
       Notes payable, bank           25,900              25,900
       Notes payable, stockholders   506,064            506,064
       Mortgages payable             113,735            113,735
       Capital lease obligation      203,741            203,741

18.    Contingencies:

       During the year ended February 29, 1996, the Company has paid and accrued for several legal actions which have been brought against it. The net expense of $32,000 is estimated based on inquiry of legal counsel.

19.    Income Taxes:

       MCI, MCREHI and Cadcom file consolidated federal income tax returns. The provision for income taxes consists of the following:

                     Years Ended                       Nine months Ended
                     February 29, February 28,      November 30,    November 30,
                     1996                1995        1996           1995

                                                   (Unaudited)     (Unaudited)
       Current:
        Federal  $ -             $-               $   -             $   -
         State
       and local 16,000           -               10,825            6,000

                 16,000           -               10,825            6,000

       Deferred:
         Federal    -             -                 -                -
         State
       and local    -             -                 -                -


                    -             -                 -                -

               $16,000          $ -             $10,825        $   6,000

       The components of the net deferred taxes as of February 29, 1996 are as follows:

       Deferred tax assets:
         Net operating loss carry forward             $39,000
         Allowance for realization of assets          (39,000)


                                                      $    -

       A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate to income before taxes is as follows:

                                                       Years Ended
                                              February 29,        February 28,
                                             1996                1995


       Computed income tax expense at 34%     $82,874           $ -
       Increase (decrease) in taxes resulting from:
         Use of NOL carry forward             82,874)             -

                                              $   -             $ -


20.    Correction of an Error:

       The accompanying financial statements for the year ended February 28, 1995 have been restated to correct an error in the calculation of minority interest and net income for the year ended February 28, 1995. The effect of the error was to increase the net loss by $16,413.

                           EXHIBIT 3.1


                                                State of Delaware
                        Office of the Secretary of State
                                      ---------------------------------------

       I, EDWARD J . FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "MEISENHEIMER CAPITAL, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TENTH DAY OF AUGUST, A.D. 1995.

       AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE BEEN PAID TO DATE.

       AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "MEISENHEIMER CAPITAL, INC." WAS INCORPORATED ON THE TWENTY-SECOND DAY OF
DECEMBER, A.D. 1983.

                            S/ EDWARD J. FREEL,
                            EDWARD J. FREEL, SECRETARY OF STATE
                            AUTHENTICATION: 7603989
                            DATE 08-10-95

   EXHIBIT 3.2


                                STATE OF DELAWARE
                        OFFICE OF THE SECRETARY OF STATE
                                      ---------------------------------------

       I, EDWARD J. FREEL, SECRETARY OF THE STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF RENEWAL OF "MEISENHEIMER CAPITAL, INC," FILED IN THIS OFFICE ON THE NINTH DAY OF AUGUST, A.D. 1995, AT 9 O'CLOCK A.M.
       A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS FOR RECORDING.


                            S/ EDWARD J. FREEL

                            EDWARD J. FREEL, SECRETARY OF STATE
                            AUTHENTICATION: 7602480
                                      DATE: 08-09-95



                              EXHIBIT 3.2 CONTINUED

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS

FILED 09:00 AM
08/09/1995
                                                                     950179910-
2024069
                                   CERTIFICATE
                       for Renewal and Revival of Charter

Meisenheimer Capital, Inc., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

       1.  The name of this corporation is Meisenheimer Capital, Inc.

       2. Its registered office in the State of Delaware is located at 15 East North Street, City of Dover Zip Code 19901 County of Kent the name and address of its registered agent is United corporate services, inc., 15 East North Street, Dover, DE 19901

     3. The date of filing of the original Certificate of Incorporation in Delaware was December 22, 1983

      4. The date when restoration, renewal, and revival of the charter of this company is to commence the 29th day of February, 1988, same being prior to the date of the expiration of the charter. this renewal and revival of the charter is to be perpetual.

                              EXHIBIT 3.2 CONTINUED


       5. This corporation was duly organized and carried on the business authorized by its charter until the First day of March A.D. 1988 at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

       IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters. DANIEL T. MEISENHEIMER III the last and acting President, and RICHARD C. MEISENHEIMER the last and acting Secretary of MEISENHEIMER CAPITAL, INC. have hereunto set their hands to this certificate this 8th day of August, 1995.

                                           S/ DANIEL T MEISENHEIMER III
                                          Last and Acting President

                                          S/ RICHARD C. MEISENHEIMER
                                        Last and Acting Secretary

                                   EXHIBIT 3.3

                                     BY-LAWS

                                       OF



                           MEISENHEIMER CAPITAL, INC.


                               ARTICLE I - OFFICES


The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                      ARTICLE II - MEETING OF SHAREHOLDERS
Section 1 - Annual Meetings:
The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Act.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal ,office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.







                                     By-Laws

Section 4 - Notice of Meetings.:

(a) Except as otherwise provided by Statute, written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to receive payment for their shares pursuant to Statute, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 5 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted at the meeting as originally called if a quorum had been present.



Section 6 - Voting:

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors, to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the person executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of share holders and such resolution so signed shall be inserted in the Minute Book of the Corporation under its proper date.

                        ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Election and Term of office:
(a) The number of the directors of the Corporation shall be three (3 ), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three, unless all of the outstanding shares are owned beneficially and of record by less than three shareholders, in which event the number of directors shall not be less than the number of shareholders permitted by statute.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares, present in person or by proxy, entitled to vote in the election.

(c) Each director shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.


Section 2 - Duties and Powers:

The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the shareholders. Section 3 Annual and Regular
Section 3 - Annual and Regular Meetings; Notice:
(a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the shareholders, at the place of such annual meeting of shareholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in paragraph (b) Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph
        (c)       of such Section 4.

Section 4 - Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required by statute, notice of special meetings shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice, except as required by Section 8 of this Article III, need not specify the purpose of the meeting.

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:

At all meetings of the Board of Directors, the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the directors shall preside.



Section 6 - Quorum and Adjournments.:

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws. (b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

Section 7 - Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b)  Except  as  otherwise   provided  by  statute,   by  the   Certificate   of
Incorporation, or by these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. Any action authorized, in writing, by all of the directors entitled to vote thereon and filed with the minutes of the corporation shall be the act of the Board of Directors with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board.

Section 8 - Vacancies:

Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

Section 9 - Resignation:

Any  director  may resign at any time by giving  written  notice to the Board of

Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.


Section 10 - Removal:

Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

Section 11 - Salary:

                             No stated salary shall be paid to directors, as
such, for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12 - Contracts:

(a) No contract or other transaction between this Corporation and any other Corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other Corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.



                                            ARTICLE IV - OFFICERS

Section I - Number, Qualifications, Election and term of office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents,' as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

        (c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until is death, resignation or removal.

Section 2 - Resignation:.

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.



Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of officers:

officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The President shall be the chief executive officer of the Corporation.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

                           ARTICLE V - SHARES OF STOCK
Section I - Certificate of Stock:
        (a) The certificates representing shares of the Corporation shall be in such a form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board or the President, or a Vice-President, and (ii) the Secretary or Treasurer, or any Assistant
Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full but such scrip shall not entitle the holder to any of a shareholder, except as therein provided.

  Section 2 - Lost or Destroyed Certificates:

 The holder of any certificate representing shares of the corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the of the Board of Directors, it is proper so to do.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of share holders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned-meeting.


                             ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

                          ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

                             ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.



                              ARTICLE X - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties. (b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors. except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

            EXHIBIT 4.1

COMMON STOCK         COMMON STOCK
PAR VALUE $.01         PAR VALUE $.01
          SHARES

SEE REVERSE  FOR CERTAIN DEFINITIONS AND LIMITATIONS
CUSPID 413110 10 7

MEISENHEIMER CAPITAL, INC. INCORPORATED UNDER THE LAWS OF THE STATE
OF DELAWARE

THIS CERTIFIES THAT
IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, OF
MEISENHEIMER CAPITAL, INC.

(hereinafter call the Corporation) transferable on the books of the Corporation or by the holder hereof, in person or duly authorized Attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. WITNESS the facsimile of the Corporation ans the facismilie signatures of its duly authorized officers.

Dated:

Countersigned and Registered:

CONTINENTAL STOCK TRANSFER AND TRUST COMPANY
Transfer Agent and Registrar


AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM -  as tenants in common

TEN ENT - as tenants by the entities

JT TEN - as joint tenants with right of survivorship and nor as tenants in common

UNIF GIFT MIN ACT - Under Uniform Gifts to Minor Act

CUST - Custodian

Additional abbreviations may also be used though not in the above list.

For value received              hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF
ASSIGNEE

(NAME AND ADDRESS OF TRANSFEREE SHOULD BE PRINTED OR TYPEWRITTEN)

Shares of the Common Stock represented by the within Certificate and do hereby irrevocably constitute and appoint Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

DATED:

SIGNATURE;

SIGNATURE(S) GUARANTEED BY:

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR
INSTITUTION (Banks,
Stockbrokers, Savings and Loan Associations and Credit Unions WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE PROGRAM) PURSUANT TO S.E.C. RULE 17 Ad-15.

NOTICE; The signature of this assignment must correspond with name(s) as written upon the face of the certificate in every particular without alteration or enlargement or any change whatsoever.

THE OPTIONS  REPRESENTED BY THIS  CERTIFICATE  AND THE SECURITIES
ISSUABLE UPON
EXERCISE  HEREOF HAVE NOT BEEN  REGISTERED  UNDER THE SECURITIES ACT OF
1933, AS
AMENDED,  AND MAY NOT BE  OFFERED  OR SOLD  EXCEPT  PURSUANT  TO A
REGISTRATION
STATEMENT  UNDER SUCH ACT OR AN OPINION OF COUNSEL  REASONABLY
SATISFACTORY  TO
COUNSEL FOR THE ISSUER THAT AN  EXEMPTION  FROM  REGISTRATION  UNDER
SUCH ACT IS
AVAILABLE.  THE  TRANSFER  OR  EXCHANGE  OF THE  WARRANTS  REPRESENTED
BY  THIS
CERTIFICATE ARE FURTHER RESTRICTED AS DESCRIBED HEREIN.



                           MEISENHEIMER CAPITAL, INC.

                          Common Stock Purchase Options


No.                         20,000 Shares


EXERCISABLE BEGINNING ON MARCH 1, 1994 UNTIL MARCH 4, 1999


         This Option Certificate certifies that Daniel T. Meisenheimer, or its registered assigns, is the registered holder of Options to purchase initially up to 20,000 fully-paid and non-assessable shares (the "Option Shares") of common stock, $0.01 par value ("Common Stock") of Meisenheimer Capital, Inc., a Delaware corporation (the "Company"), at any time until March 4, 1999 (the "Expiration Date"). The number of Option Shares issuable hereunder and the Exercise Price are each subject to adjustment as provided herein. No Option may be exercised after 5:00 P.M., New York time, on the Expiration Date, after which time all Options evidenced hereby, unless exercised prior thereto, shall be void.

1.  Certain Definitions.  As used
herein, the following terms, unless
the context otherwise requires, have
the following meanings:

         1.1  The term "Company" shall
include Meisenheimer Capital, Inc.
and any corporation that shall
succeed or assume the obligations of
Meisenheimer Capital, Inc. hereunder.

         1.2 The terms "Option" or "Options" mean these Options and any other Option or Options issued in exchange or substitution for, or upon partial exercise of, these Options.

         1.3  The term "Holder" means
the registered holder(s) of this
Option Certificate.

2.  Exercise of Options.

         2.1 Options may be exercised by the Holder hereof, at any time until 5:00 P.M. New York time on the Expiration Date or 5:00 P.M. New York time on the last business day before the Redemption Date (as defined in Section 8), as the case may be, as to the whole or any lesser number of the Option Shares covered hereby, by the surrender of this Option Certificate (with the election at the end hereof duly executed) to the Company at its main office at 46 Quirk Road, Post Office Box 211, Milford, Connecticut 06460 ("Main Office"), or at such other place as may be designated in writing by the Company, together with a certified or bank check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Option


Shares for which such Options are being exercised.

         2.2 Upon each exercise of the Holder's rights to purchase Option Shares, the Holder shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Option Shares shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of a Option, the Company shall issue and deliver to the Holder a certificate or certificates for the Option Shares issuable upon such exercise, registered in the name of the Holder or its designee. If a Option should be exercised in part only, the Company shall, upon surrender of the Option Certificate evidencing such Option for cancellation, execute and deliver a new Option Certificate evidencing the right of the Holder to purchase the balance of the Option Shares (or portions thereof) subject to purchase hereunder.

         2.3 The issuance of any shares or other securities upon the exercise of Options and the delivery of certificates or other instruments representing such shares or other securities shall be made without charge to the Holder for any tax or other charge (other than payment of the Exercise Price) in respect of such issuance. The Company shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder, and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the company the amount of such tax or shall have established of the satisfaction of the Company that such tax has been paid.

3.  Adjustment of Exercise Price.
Subject to the provisions of this
Section 3, the Exercise Price in
effect from time to time shall be
subject to adjustment as follows:

         3.1 If the Company shall at any time after the date hereof (I) declare a dividend on the outstanding Common Stock payable in shares of its Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its Common Stock by reclassification in connection with a consolidation or merger in which the Company is the continuing corporation, then, in each such case, the Exercise Price in effect and the number of Option Shares issuable upon exercise hereof at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, shall be proportionately adjusted so that the Holder hereof after such time shall be entitled to receive upon exercise hereof the aggregate number and kind of shares that such Holder would have owned upon exercise of this Option immediately before such time and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

         3.2 If the Company shall distribute to all holders of Common Stock (including any such distribution made to the shareholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) (I) evidences of its indebtedness, cash or assets (other than ordinary cash dividends paid out of the net profits of the Company for its most recent fiscal year), (ii) rights, options or Options to subscribe for or purchase Common Stock, or (iii) any equity securities of the Company (other than Common Stock), including any securities convertible into or exchangeable for shares of Common Stock, then, in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately before the record date for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the Current Market Price (as determined pursuant to Section 3.6 hereof) per share of Common Stock on such record date, less the fair market value (as determined in good faith by the board of directors of the
Company, whose determination shall be conclusive absent manifest error) of the portion of the evidences of indebtedness or assets so to be distributed, or of such securities, rights, options, or Options, or the amount of such cash, applicable to one share, and the denominator of which shall be such Current Market Price per share of Common Stock. Such adjustment shall become effective at the close of business on such record date.

         3.3 In any case in which this Section 3 shall require that an adjustment in the number of Option Shares be made effective as of a record date for a specified event (an "Event"), the Company may elect to defer, until the occurrence of such Event, issuing to the Holder, if the Holder exercised this Option after such record date, the shares of Common Stock, if any issuable upon such exercise over and above the number of Option Shares, if any, issuable upon such exercise on the basis of the number of Option Shares in effect prior to such adjustment; provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional shares upon the occurrence of the Event requiring such adjustment.

         3.4 Whenever  there shall be an  adjustment as provided in this Section

3, the Company shall within 15 days thereafter cause written notice thereof to be sent by registered or certified mail, postage prepaid, to the Holder, at its address as it shall appear in the Option Register, which notice shall be accompanied by an officer's certificate setting forth the number of Option Shares issuable hereunder and the Exercise Price thereof after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation thereof, which officer's certificate shall be conclusive evidence of the correctness of any such adjustment absent manifest error.

         3.5 All calculations under this Section 3 shall be made to the nearest cent or to the nearest on-thousandth of a share, as the case may be. no adjustment in the Exercise Price shall be required if such adjustment is less than $.05; provided, however, that any adjustments that by reason o f this
Section 3.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of Options. If any fraction of a share would be issuable on the exercise of Options, the Company shall purchase such fraction for an amount in cash equal to the same fraction of the Current Market Price (as hereinafter defined) of such share of Common Stock on the date of exercise of the Option.

         3.6 The Current Market Price per share of Common Stock as of any date shall be the average of the daily closing prices for the 20 consecutive trading days immediately preceding the date in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing id price regular way, in either case on the principal national securities exchange (including, for purposes hereof, the NASDAQ National Market)on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price of the Common Stock as furnished by the National Association of Securities Dealers, Inc. through NASDAQ, or a similar organization if NASDAQ is no longer reporting such information. If on any such date the Common Stock is not listed or admitted to trading on any national securities exchange and is not quoted by NASDAQ or any similar organization, the fair value of a share of Common Stock on such date, as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error, shall be used.

4.  Mergers; Reorganizations.

         4.1 In each case of a consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the surviving or continuing corporation and that does not result in any reclassification of the outstanding shares of Common Stock or the conversion of such outstanding shares of Common Stock into shares of other stock or other securities or property), or in the case of any sale, lease or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety (such actions being hereinafter collectively referred to as "Reorganizations"), there shall thereafter be deliverable upon exercise of the Options (in lieu of the number of Option Shares theretofore deliverable) the kind and amount of shares of stock or other securities or property to which a holder of the number of Option Shares that would otherwise have been deliverable upon the exercise hereof upon such Reorganization if the Options had been exercised in full immediately before such Reorganization. In case of any Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, shall be made in the application of the provisions herein set forth with respect to the rights and interests of the holder so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of the Options. Any such adjustment shall be made by and set forth in a supplemental agreement between the Company, or any successor thereto, and the Holder and shall for all purposes hereof conclusively be deemed to be an appropriate adjustment. The Company shall not effect any such Reorganization unless upon or before the consummation thereof the successor corporation or, if the Company shall be the surviving corporation in any such Reorganization and is not the issuer of the shares of stock or other securities or property to be delivered to holders of shares of the Common Stock outstanding at the effective time thereof, then such issuer, shall assume by written instrument the obligation to deliver to the Holder such shares of stock, securities, cash or other property as the Holder shall be entitled to purchase in accordance with the foregoing provisions.

         4.2 In each case of a reclassification r change of the shares of Common Stock issuable upon exercise of the Options (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), and in each case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise of the Options solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger by a holder of the number of shares of Common Stock for which the Options might have been exercised immediately before such reclassification, change, consolidation, or merger. Thereafter, appropriate provision shall be made for adjustments that shall be as nearly equivalent as practicable to the adjustments required by
Section 3.

5.  Notice of Certain Events.  In
case at any time the Company shall
propose:

         (a) to pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution (other than regularly scheduled cash dividends that are not in a greater amount per share than the most recent such cash dividend) to all holders of Common Stock; or

         (b) to issue any rights, Options or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, Options or other securities; or

         (c) to effect any reclassification or change of outstanding shares of Common Stock or any consolidation, merger, sale, lease or conveyance of property described in Section 4; or

         (d)  to effect any liquidation,
dissolution or winding-up of the
Company;

then, and in any one or more of such cases, the Company shall give written notice thereof by registered or certified mail, postage prepaid, to the Holder at the Holder's address as it shall appear in the Option Register, mailed at least 15 days before (I) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such dividend, distribution, rights, Options or other securities are to be determined or (ii) the date on which any such reclassification, change of outstanding shares of Common Stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution or winding-up is expected to become effective and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution or winding-up.

6.  Option Register; Transfer of
Options.

         6.1 This Option Certificate and any new Option Certificate issued upon the transfer or exercise in part of any Options shall be numbered and shall be registered in a Option Register as it is issued. The Company shall be entitled to treat the holder of this Option Certificate registered on the Option Register as the owner in fact of the Options evidenced hereby for all purposes, shall not be bound to recognize any equitable or other claim to or interest in such Options on the part of any other person, and shall not be liable for any registration or transfer of a Option Certificate that is registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Options shall be transferable only in the Option Register upon delivery of the Option Certificate evidencing such Options duly endorsed by the Holder or by his or its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, executor, administrator, guardian or other legal representative, duly authenticated evidence of his or its authority shall be produced.

         6.2 Upon any registration of transfer, the Company shall deliver to the person entitled thereto a new Option Certificate of like tenor and evidencing in the aggregate a like number of Options in exchange for this Option Certificate, subject to the limitations provided herein. This Option Certificate may be exchanged, at the option of the Holder hereof, for another Option Certificate or other Option Certificates of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Option Shares (or portions thereof), upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Options to be transferred on its books to any person if, in the reasonable opinion of counsel to the Company, such transfer does not comply with the provisions of the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, or with any other restrictions set forth herein.

         6.3 The Options and Option Shares shall be subject to a stop transfer order and the certificate or certificates evidencing the Option Shares shall bear the following legend:

"THE SHARES  REPRESENTED BY THIS  CERTIFICATE HAVE NOT BEEN REGISTERED
UNDER THE
SECURITIES  ACT OF 1933, AS AMENDED,  AND SUCH SHARES MAY NOT BE OFFERED
OR SOLD
EXCEPT  PURSUANT  TO A  REGISTRATION  STATEMENT  UNDER SUCH ACT OR AN
OPINION OF
COUNSEL REASONABLY SATISFACTORY TO COUNSEL FOR THE ISSUER THAT AN
EXEMPTION FROM
REGISTRATION UNDER SUCH ACT IS AVAILABLE."

7. Authorized Shares. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the Options, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company covenants that all shares of Common Stock issuable upon exercise of the Options shall, upon receipt by the Company of the full payment therefor, be validly issued, fully paid, nonassessable, and free of preemptive rights.

8.       Miscellaneous.

         8.1 Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Option Certificate (and upon surrender of any Option Certificate if mutilated), upon issuance of an indemnity bond if required by the Company, and upon reimbursement of the Company's incidental expenses, the Company shall execute and deliver to the Holder hereof a new Option Certificate of like date, tenor and denomination.

         8.2 The Holder hereof shall not have, solely on account of such status, any rights of a stockholder of the Company, either at law or in equity, or to any notice of meetings of stockholders or of any other proceedings of the Company, except as provided herein.

         8.3 This Option Certificate and the Options shall be construed in accordance with the laws of the State of Delaware applicable to contracts made and performed within such State, without regard to principles of conflicts of law.


                  IN WITNESS WHEREOF, the Company has caused this Option Certificate to be duly executed as an instrument under seal as of
                  , 1996.

                                       MEISENHEIMER CAPITAL, INC.
                                       By:
                                     Title:

                                     Attest:


                                         Secretary





                                  EXHIBIT 10.1
                                        EMPLOYMENT AGREEMENT

                                                              OF

                                         DANIEL T. MEISENHEIMER, III

                                                             WITH

                           MEISENHEIMER CAPITAL, INC.

                  THIS EMPLOYMENT AGREEMENT ("Agreement") is made as of the 1st day of March, 1996 by and between MEISENHEIMER CAPITAL, INC., a Delaware corporation ("MCI") and DANIEL T. MEISENHEIMER, III (the "Employee").

                  1. Employment. MCI agrees to employ the Employee in the position of President and Chairman of the Board of MCI or in such other capacity as MCI and the

Employee shall mutually agree, and the Employee agrees to accept such employment on the terms and conditions hereinafter set forth.

                  2. Duties. (a) The Employee agrees to devote substantially all of his business time and attention and skill to the business affairs of MCI and its subsidiaries. Subject to the following paragraphs, the Employee shall perform the duties of this office and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally devoting thereto his time, attention and skill to the extent necessary for the due performance of his duties under this Agreement.
                  (b) In connection with the foregoing, Employee shall not conduct any business for others nor shall Employee invest, directly or indirectly, during the term of this Agreement, which businesses are in direct competition with the business of MCI and its subsidiaries.

                  3. Limitations on Authority. Except as otherwise provided herein, approval must be obtained by the Board of Directors of MCI or its successor prior to the Employee taking any of the following actions on behalf of MCI:

                  (a) Acquisition or disposition of real property or any rights deriving therefrom, or changing title in any such real property;
                  (b) Make any capital expenditure, or any commitment therefor in excess of
$5,000.00 for any one item and construction expenditure in excess of $5,000.00;
                  (c) Borrowing or guaranteeing any borrowings from or on behalf of any party, or altering the terms of any loan agreements for such borrowings except for any such loans or borrowings as shall be agreed upon by the Board of Directors;
                  (d) Hiring or terminating executive personnel, as well as hiring or terminating any personnel with annual base salaries in excess of $25,000, or increasing salaries of such employees by more than twenty-five (25%) percent per annum;
                  (e) Acquiring the assets or shares of another company or partnership;

                  (f) Acquiring or disposing of the assets or shares of MCI; or any subsidiary.
                  (g) Entering into or terminating agreements of any kind or nature with a monthly financial obligation in excess of $5,000.00 for more than six (6) months;
                  (h) Making basic changes in the administration or organization of MCI and its subsidiaries;
                  (I) Entering into any transaction on behalf of MCI or its subsidiaries which is not in MCI's usual course of business.
                  4. Term. The term of employment of the Employee pursuant to this Agreement shall be for a term of two years from the date of this Agreement. This Agreement shall automatically be renewed for an additional two years subject to adjustment of compensation as may be agreed upon by the parties unless either party serves written notice at least ninety (90) days before expiration of the term that the serving party elects not to renew this Agreement.

                  5. Compensation and Benefits. (a) The Employee shall receive regular compensation (the "Base Salary") at the initial rate for the first year of Twenty-four
Thousand Dollars ($24,000.00) and for the second year at the rate of Sixty Thousand Dollars
 ($60,000.00). The salary shall be payable bi-weekly in arrears less the usual payroll deductions, and deductions for benefits as the Employee may request or as offered by the Company. However and notwithstanding the aforesaid, Employee agrees that if in the discretion of the Board, the payment of the aforesaid salaries would have an adverse impact on the Company's cash flow, then the Company is authorized to withhold payment of salaries. The company agrees that for each month of salary withheld, Employee shall receive 10,000 options. Each option shall entitle Employee to purchase one (1) share of MCI Common Stock at an exercise price of $1.00 a share. Options shall be issued at the end of each twelve (12) month period. All options shall expire five (5) years from the date of grant.

                  (b) The Employee shall be entitled to participate in all savings, thrift, retirement or pension, health and accident, Blue Cross/Blue Shield, Major Medical or other hospitalization, holiday vacation, and other fringe benefit programs which may be generally available to senior executives of MCI in accordance with and subject to the terms and conditions of such programs. In addition thereto, Employee, as Chairman of the Board of Directors, shall be entitled to all benefits as may be conferred upon the other directors of MCI.
                  (c) Employee shall be authorized to receive a salary from the Company's subsidiary, The United States Basketball League, Inc.

                  6. Death; Permanent Disability. (a) Upon the death of the Employee this Agreement shall terminate immediately and MCI shall no longer be required to make payments hereunder, except that within thirty (30) days of the death of the Employee or within thirty (30) days after receipt of notice of permanent disability (as hereinafter defined), MCI shall make a lump sum payment to the Employee's widow or other designated beneficiary in an amount equal to twelve (12) months of the Employee's Base Salary.
                  (b) MCI shall have the right to purchase keyman life insurance on the Employee's life in an amount not to exceed $1,000,000, at its expense, and the Employee agrees to submit to any necessary physical examination, and to sign any documents or releases which shall be necessary in order to purchase such insurance.
                  (c) If during the term of his employment the Employee becomes disabled or incapacitated to such an extent that he is physically unable to discharge his duties (i.e., disabled) as contemplated by this Agreement for a period of time exceeding twelve (12) cumulative months during any three (3) year period, then, at the option of MCI, the Employee shall be deemed "permanently disabled" and his employment hereunder may be terminated effective upon notice by MCI to the Employee. It is understood that during such periods of disability (i.e., prior to permanent disability), Employee will continue to receive his full compensation. However, should Employee receive any interim disability benefits prior to permanent disability (and if the cost of obtaining such benefits shall have been paid for by MCI), then such amounts shall be deducted from the Base Salary paid to Employee.


                  (d) The term "permanent disability" as used in this Agreement shall mean the inability of the Employee, as determined by the Board of Directors of MCI, by reason of physical or mental disability to perform the duties required of him under this Agreement for the above-stated cumulative twelve (12) month period. The Board of Directors shall provide the Employee with immediate written notice of its determination of permanent disability. If any determination of the Board of Directors with respect to permanent disability is disputed by the Employee, the parties hereto agree to abide by the decision of a panel of three physicians. The Employee and MCI shall each appoint one member, and the third member of the panel shall be appointed by the other two members.

                  7. Non-Disclosure of Information. It is understood that the business of MCI is of a confidential nature. During the period of the Employee's employment with MCI, the Employee may have received and/or may secure confidential information concerning MCI or any of MCI's affiliates or subsidiaries which, if known to competitors thereof, would or could damage MCI or its said affiliates or subsidiaries. The Employee agrees that during and after the term of this Agreement he will not (except as authorized by MCI or in the proper performance of his duties or except as ordered by a court or other body of competent jurisdiction or as otherwise required by law), directly or indirectly, divulge, disclose or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of MCI or its subsidiaries or affiliates, including, but not limited to information pertaining to trade secrets, systems, manuals, confidential reports, methods, processes, designs, equipment lists, operating procedures, equipment and methods used and preferred by MCI. Upon termination of this Agreement, the Employee shall promptly deliver to MCI all materials of a secret or confidential nature relating to the business of MCI or any of its subsidiaries or affiliates which are, directly or indirectly, in the possession or under the control of the Employee. The provisions of this paragraph shall continue to apply after the Employee ceases to be employed by MCI for a period of five (5) years except in respect of any information or knowledge disclosed to the public, other than through an unauthorized disclosure by the Employee.

                  8.       Termination for Cause.  Notwithstanding anything
herein to the
contrary, the Employee's employment under this Agreement shall be terminable by the
Board of Directors at any time for good cause ("Good Cause"). Good Cause for termination shall be the occurrence of any one of the following:
                  (a) The Employee repeatedly and materially acts in an insubordinate manner or fails to execute in a reasonable and responsible manner the business plans, and/or policies of the Company or any instructions as reflected in a written resolution received from the Board of Directors, or engage in any conduct which is dishonest or fraudulent or damages the reputation or standing of the Company, or in breach of any of the terms of this Agreement and upon the Employee's failure to correct any such deficiency in a manner satisfactory to the Board within ninety (90) days after receipt of written notice from the Board outlining the substance of the deficiency and the Employee having failed to cure or cease such actions within the notice period. In all events, the conduct of Employee constituting Good Cause for termination must relate to a material and substantial act or beach or failure to act. Employee shall be entitled to receive a written notice setting forth in detail, together with any documentary evidence, the allegations constituting good cause, and Employee shall have an opportunity to respond in writing within ten (10) days after receipt of said written notice and to appear as soon thereafter before the Board of Directors to contest any allegations of Good Cause.
                  (b) If the Employee shall be deemed permanently disabled as hereinbefore described in Article 7.
                  (c) Upon the death of the Employee, then automatically as of the date of his death.

                  9. Non-Competition. (a) During the term of this Agreement or any renewal thereof, and for a period of three (3) years thereafter, provided MCI continues in business, the Employee agrees that he will not engage, either directly or indirectly, individually or as an owner, partner, joint venturer, employee, officer, director, stockholder, consultant, independent contractor or lender of or to any corporation, holding company or other business entity which competes directly or indirectly with the business of MCI or its subsidiaries.
                  (b) If any provision of this Section is held to be unenforceable because of the scope, duration or area of its applicability or otherwise, the legal entity making that determination will have the power to modify the scope, duration or area, or all of them, and the provision will then apply in its modified form.

                  10. Indemnification. MCI or any successor shall indemnify and hold harmless the Employee from and against all damages, loss, liability or expense (including reasonable legal fees) in the course of his employment hereunder in his capacity as Chairman and President, and employee of MCI to the maximum extent permitted under the laws of the State of Delaware.

                11. Reimbursement of Expenses. The Employee is authorized to incur reasonable expenses in connection with and for the promotion of the business of MCI, including expenses for meals and lodging, entertainment, and similar items as required from time to time by the Employee's duties. MCI shall reimburse the Employee for all such expenses upon the presentation of an accounting thereof, together with appropriate supporting documentation.

                  12. Access to Books and Records. During the term of this
Agreement,
Employee shall have access to all of MCI's and its subsidiaries' books and records.

                  13. Burden and Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, MCI and the Employee, and their respective heirs, personal and legal representatives, successors and assigns. No sale of any of the assets or stock of MCI shall in any way affect the validity and enforceability of this Agreement.

                  14. Governing Law. It is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Connecticut.

                  15. Arbitration. Notwithstanding the fact that the parties shall be entitled to equitable relief in order to enforce certain provisions hereunder (e.g., temporary restraining orders or injunctive relief), any dispute, controversy or claim arising out of or relating to this Agreement. The situs of any such arbitration shall be New Haven, Connecticut, and any award shall be deemed to be a Connecticut award. Any such award shall be final and binding upon both parties. Judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction in any state of the United States or country or application may be made to such court for a judicial acceptance of the award and an enforcement, as the law of such jurisdiction may require or allow. The substantive law to be applied to any case determined pursuant to this Section 14 is that of the State of Connecticut. The expense of arbitration shall be borne by the respective parties except to the extent that the arbitrators shall determine that the entire expense shall be borne by a single party.

                  16. Severability. The invalidity of all or any part or any portion of this Agreement shall not render invalid the remainder of this Agreement or the remainder of such portion. If any provision of this Agreement is so broad as to be unenforceable, it is expressly intended by the parties hereto that such provision shall be interpreted to be only so broad as is enforceable.

                  17. Section Headings. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

                  18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  19. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding by and between MCI and the Employee with respect to the employment of the Employee by MCI, and no representations, promises, agreements or understandings, written or oral, not contained herein or therein shall be of any force or effect. Except as otherwise provided herein, this Agreement supersedes all prior agreements between MCI and the Employee. No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement at such time or at any other time.

                    20. Notices. All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid, or delivered personally or by courier to the following addresses:

                  If sent to MCI:

                           46 Quirk Road
                           Milford, CT  06460

                  With a copy to:

                           Richard J. Blumberg, Esq.
                           McLaughlin & Stern, LLP
                           260 Madison Avenue
                           New York, NY  10016
                    If sent to Employee:

                           Mr. Daniel T. Meisenheimer
                           46 Quirk Road
                           Milford, CT  06460

                  IN WITNESS WHEREOF, MCI and the Employee have duly executed this Agreement as of the day and year first written above.


                                                     MEISENHEIMER CAPITAL, INC.


                                    By: S/Daniel T. Meisenheimer,


                                    Employee:

                                      S/Daniel T. Meisenheimer
                                    Daniel T. Meisenheimer, III









EXHIBIT 10.2
                                            EMPLOYMENT AGREEMENT

                                       OF

                             RICHARD C. MEISENHEIMER

                                      WITH

                           MEISENHEIMER CAPITAL, INC.

                  THIS EMPLOYMENT AGREEMENT ("Agreement") is made as of the 1st day of March, 1996 by and between MEISENHEIMER CAPITAL, INC., a Delaware corporation ("MCI") and RICHARD C. MEISENHEIMER (the "Employee").

                  1. Employment. MCI agrees to employ the Employee in the position of Vice
President and Chief Financial Officer of MCI or in such other capacity as MCI and the Employee shall mutually agree, and the Employee agrees to accept such employment on the terms and conditions hereinafter set forth.

                  2. Duties.  (a) The Employee  agrees to devote at least twenty
(20) hours per week to the business affairs of MCI and its subsidiaries. The Employee shall perform the duties of this office and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally devoting thereto his time, attention and skill to the extent necessary for the due performance of his duties under this Agreement.
                  (b) In connection with the foregoing, Employee shall not conduct any business for others nor shall Employee invest, directly or indirectly, during the term of this Agreement, which businesses are in direct competition with the business of MCI and its subsidiaries.

                  3. Limitations on Authority. Employee shall not be authorized to undertake any of the following actions on behalf of MCI or its subsidiaries unless authorized by the President and
Board of Directors:
                  (a) Acquisition or disposition of real property or any rights deriving therefrom, or changing title in any such real property;
                  (b) Make any capital expenditure, or any commitment therefor in excess of
$5,000.00 for any one item and construction expenditure in excess of $5,000.00;
                  (c) Borrowing or guaranteeing any borrowings from or on behalf of any party, or altering the terms of any loan agreements for such borrowings except for any such loans or borrowings as shall be agreed upon by the Board of Directors;
                  (d)      Hiring or terminating any personnel;
                  (e) Acquiring for MCI the assets or shares of another company or partnership;
                  (f) Acquiring or disposing of the assets or shares of MCI or any subsidiary;
                  (g) Entering into or terminating agreements of any kind or nature with a monthly financial obligation in excess of $5,000.00 for more than six (6) months;

                  (h) Making basic changes in the administration or organization of MCI and its subsidiaries;
                  (i) Entering into any transaction on behalf of MCI or its subsidiaries which is not in MCI's usual course of business.

                  4. Term. The term of employment of the Employee pursuant to this Agreement shall be for a term of two years from the date of this Agreement. This Agreement shall automatically be renewed for an additional two years subject to adjustment of compensation as may be agreed upon by the parties unless either party serves written notice at least ninety (90) days before expiration of the term that the serving party elects not to renew this Agreement.

                  5. Compensation and Benefits. (a) The Employee shall receive regular compensation at the initial rate for the first year of Four Thousand Eight Hundred Dollars ($4,800.00) and for the second year at the rate of Nine Thousand Six Hundred Dollars ($9,600.00). The salary shall be payable bi-weekly in arrears less the usual payroll deductions, and deductions for benefits as the Employee may request or as offered by the Company. However and notwithstanding the aforesaid, Employee agrees that if in the discretion of the Board, the payment of the aforesaid salaries would have an adverse impact on the Company's cash flow, then the Company is authorized to withhold payment of salaries. For each month of salary not paid to Employee, then Employee shall receive 2,000 options for each of month of salary omitted during the first year, and during the second year 4,000 options for each month of salary omitted. The options shall entitled Employee to purchase one (1) share of MCI Common Stock at $1.00 per share. All options shall be issued to Employee at the end of each twelve
(12) month period. All options shall expire five (5) years from date of grant.
                  (b) The Employee shall be entitled to participate in all savings, thrift, retirement or pension, health and accident, Blue Cross/Blue Shield, Major Medical or other hospitalization, holiday vacation, and other fringe benefit programs which may be generally available to senior executives of MCI in accordance with and subject to the terms and conditions of such programs. In addition thereto, Employee, as Chairman of the Board of Directors, shall be entitled to all benefits as may be conferred upon the other directors of MCI.
                  (c) Employee shall be authorized to receive a salary from the Company's subsidiary, The United States Basketball League, Inc. The Company acknowledges and agrees that Employee is authorized to devote a substantial amount of his time to the business of Spectrum Associates, Inc.

                  6. Death; Permanent Disability. (a) Upon the death of the Employee this Agreement shall terminate immediately and MCI shall no longer be required to make payments hereunder, except that within thirty (30) days of the death of the Employee or within thirty (30) days after receipt of notice of permanent disability (as hereinafter defined), MCI shall make a lump sum payment to the Employee's widow or other designated beneficiary in an amount equal to twelve (12) months of the Employee's Base Salary.
                  (b) MCI shall have the right to purchase keyman life insurance on the Employee's life in an amount not to exceed $1,000,000, at its expense, and the Employee agrees to submit to any necessary physical examination, and to sign any documents or releases which shall be necessary in order to purchase such insurance.
                  (c) If during the term of his employment the Employee becomes disabled or incapacitated to such an extent that he is physically unable to discharge his duties (i.e., disabled) as contemplated by this Agreement for a period of time exceeding twelve (12) cumulative months during any three (3) year period, then, at the option of MCI, the Employee shall be deemed "permanently disabled" and his employment hereunder may be terminated effective upon notice by MCI to the Employee. It is understood that during such periods of disability (i.e., prior to permanent disability), Employee will continue to receive his full compensation. However, should Employee receive any interim disability benefits prior to permanent disability (and if the cost of obtaining such benefits shall have been paid for by MCI), then such amounts shall be deducted from the Base Salary paid to Employee.
                  (d) The term "permanent disability" as used in this Agreement shall mean the inability of the Employee, as determined by the Board of Directors of MCI, by reason of physical or mental disability to perform the duties required of him under this Agreement for the above-stated cumulative twelve (12) month period. The Board of Directors shall provide the Employee with immediate written notice of its determination of permanent disability. If any determination of the Board of Directors with respect to permanent disability is disputed by the Employee, the parties hereto agree to abide by the decision of a panel of three physicians. The Employee and MCI shall each appoint one member, and the third member of the panel shall be appointed by the other two members.

                  7. Non-Disclosure of Information. It is understood that the business of MCI and its subsidiaries is of a confidential nature. During the period of the Employee's employment with MCI, the Employee may have received and/or may secure confidential information concerning MCI or any of MCI's affiliates or subsidiaries which, if known to competitors thereof, would or could damage MCI or its said affiliates or subsidiaries. The Employee agrees that during and after the term of this Agreement he will not (except as authorized by MCI or in the proper performance of his duties or except as ordered by a court or other body of competent jurisdiction or as otherwise required by law), directly or indirectly, divulge, disclose or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of MCI or its subsidiaries or affiliates, including, but not limited to information pertaining to trade secrets, systems, manuals, confidential reports, methods, processes, designs, equipment lists, operating procedures, equipment and methods used and preferred by MCI. Upon termination of this Agreement, the Employee shall promptly deliver to MCI all materials of a secret or confidential nature relating to the business of MCI or any of its subsidiaries or affiliates which are, directly or indirectly, in the possession or under the control of the Employee. The provisions of this paragraph shall continue to apply after the Employee ceases to be employed by MCI for a period of five (5) years except in respect of any information or knowledge disclosed to the public, other than through an unauthorized disclosure by the Employee.

                  8. Termination for Cause. Notwithstanding anything herein to the contrary, the
Employee's employment under this Agreement shall be terminable by the Board of Directors at any time for good cause ("Good Cause"). Good Cause for termination shall be the occurrence of any one of the following:
                  (a) The Employee repeatedly and materially acts in an insubordinate manner or fails to execute in a reasonable and responsible manner the business plans, and/or policies of the Company or any instructions as reflected in a written resolution received from the Board of Directors or officers senior to Employee, or engage in any conduct which is dishonest or fraudulent or damages the reputation or standing of the Company, or in breach of any of the terms of this Agreement and upon the Employee's failure to correct any such deficiency in a manner satisfactory to the Board within ninety (90) days after receipt of written notice from the Board outlining the substance of the deficiency and the Employee having failed to cure or cease such actions within the notice period. In all events, the conduct of Employee constituting Good Cause for termination must relate to a material and substantial act or beach or failure to act. Employee shall be entitled to receive a written notice setting forth in detail, together with any documentary evidence, the allegations constituting good cause, and Employee shall have an opportunity to respond in writing within ten (10) days after receipt of said written notice and to appear as soon thereafter before the Board of Directors to contest any allegations of Good Cause.
                  (b) If the Employee shall be deemed permanently disabled as hereinbefore described in Article 7.
                  (c) Upon the death of the Employee, then automatically as of the date of his death.

                          9.  Non-Competition.  (a) During the term of this
Agreement or
any renewal thereof, and for a period of three (3) years thereafter, provided MCI continues in business, the Employee agrees that he will not engage, either directly or indirectly, individually or as an owner, partner, joint venturer, employee, officer, director, stockholder, consultant, independent contractor or lender of or to any corporation, holding company or other business entity which competes directly or indirectly with the business of MCI or its subsidiaries.
                  (b) If any provision of this Section is held to be unenforceable because of the scope, duration or area of its applicability or otherwise, the legal entity making that determination will have the power to modify the scope, duration or area, or all of them, and the provision will then apply in its modified form.

                  10. Indemnification. MCI or any successor shall indemnify and hold harmless the Employee from and against all damages, loss, liability or expense (including reasonable legal fees) in the course of his employment hereunder in his capacity as Chairman and President, and employee of MCI to the maximum extent permitted under the laws of the State of Delaware.

                  11. Reimbursement of Expenses. The Employee is authorized to incur reasonable expenses in connection with and for the promotion of the business of MCI, including expenses for meals and lodging, entertainment, and similar items as required from time to time by the Employee's duties. MCI shall reimburse the Employee for all such expenses upon the presentation of an accounting thereof, together with appropriate supporting documentation.

                  12. Access to Books and Records. During the term of this
Agreement, Employee
shall have access to all of MCI's and its subsidiaries' books and records.

                  13. Burden and Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, MCI and the Employee, and their respective heirs, personal and legal representatives, successors and assigns. No sale of any of the assets or stock of MCI shall in any way affect the validity and enforceability of this Agreement.

                 14. Governing Law. It is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Connecticut.

                  15. Arbitration. Notwithstanding the fact that the parties shall be entitled to equitable relief in order to enforce certain provisions hereunder (e.g., temporary restraining orders or injunctive relief), any dispute, controversy or claim arising out of or relating to this Agreement. The situs of any such arbitration shall be New Haven, Connecticut, and any award shall be deemed to be a Connecticut award. Any such award shall be final and binding upon both parties. Judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction in any state of the United States or country or application may be made to such court for a judicial acceptance of the award and an enforcement, as the law of such jurisdiction may require or allow. The substantive law to be applied to any case determined pursuant to this Section 14 is that of the State of Connecticut. The expense of arbitration shall be borne by the respective parties except to the extent that the arbitrators shall determine that the entire expense shall be borne by a single party.

                  16. Severability. The invalidity of all or any part or any portion of this Agreement shall not render invalid the remainder of this Agreement or the remainder of such portion. If any provision of this Agreement is so broad as to be unenforceable, it is expressly intended by the parties hereto that such provision shall be interpreted to be only so broad as is enforceable.

                  17. Section Headings. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

                  18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  19. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding by and between MCI and the Employee with respect to the employment of the Employee by MCI, and no representations, promises, agreements or understandings, written or oral, not contained herein or therein shall be of any force or effect. Except as otherwise provided herein, this Agreement supersedes all prior agreements between MCI and the Employee. No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement at such time or at any other time.

                  20. Notices. All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid, or delivered personally or by courier to the following addresses:



                  If sent to MCI:

                           46 Quirk Road
                           Milford, CT  06460

                  With a copy to:

                           Richard J. Blumberg, Esq.
                           McLaughlin & Stern, LLP
                           260 Madison Avenue
                           New York, NY  10016

                If sent to Employee:

                           Mr. Richard C. Meisenheimer
                           179 North Broad Street
                           Milford, CT  06460



                  IN WITNESS WHEREOF, MCI and the Employee have duly executed this Agreement as of the day and year first written above.


                                            MEISENHEIMER CAPITAL, INC.


                                        By S/DANIEL T. MEISENHEIMER, III


                                      S/RICHARD C. MEISENHEIMER
                                       Richard C. Meisenheimer













rbdocs\usbl\meisen.ric

EXHIBIT 10.3
                                             EMPLOYMENT AGREEMENT

                                       OF

                           DANIEL T. MEISENHEIMER, III

                                      WITH

                                  THE UNITED STATES BASKETBALL LEAGUE, INC.



                  THIS EMPLOYMENT AGREEMENT ("Agreement") is made as of the 1st day of January, 1996 by and between THE UNITED STATES BASKETBALL LEAGUE, INC., a Delaware corporation ("USBL") and DANIEL T. MEISENHEIMER, III (the "Employee").

                  1. Employment. USBL agrees to employ the Employee in the position of
President and Chairman of the Board of USBL or in such other capacity as USBL and the
Employee shall mutually agree, and the Employee agrees to accept such employment on the terms and conditions hereinafter set forth.

                  2. Duties. (a) The Employee agrees to devote substantially all of his business time and attention and skill to the business affairs of USBL. Subject to the following paragraphs, the Employee shall perform the duties of this office and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally devoting thereto his time, attention and skill to the extent necessary for the due performance of his duties under this Agreement.
                  (b) In connection with the foregoing, Employee shall not conduct any business for others nor shall Employee invest, directly or indirectly, during the term of this Agreement, which businesses are in direct competition with the business of USBL.

                  3. Limitations on Authority. Except as otherwise provided herein, approval must be obtained by the Board of Directors of USBL prior to the Employee taking any of the following actions on behalf of USBL:
                  (a) Acquisition or disposition of real property or any rights deriving therefrom, or changing title in any such real property;
                  (b) Make any capital expenditure, or any commitment therefor in excess of
$5,000.00 for any one item and construction expenditure in excess of $5,000.00;
                  (c) Borrowing or guaranteeing any borrowings from or on behalf of any party, or altering the terms of any loan agreements for such borrowings except for any such loans or borrowings as shall be agreed upon by the Board of Directors;
                  (d) Hiring or terminating executive personnel, as well as hiring or terminating any personnel with annual base salaries in excess of $25,000, or increasing salaries of such employees by more than twenty-five (25%) percent per annum;
                  (e) Acquiring the assets or shares of another company or partnership;
                  (f) Acquiring or disposing of the assets or shares of USBL;
                  (g) Entering into or terminating agreements of any kind or nature with a
monthly           financial  obligation in excess of $5,000.00 for more than six
                  (6) months; (h) Making basic changes in the administration or organization of USBL; (I) Entering into any transaction on behalf of USBL which is not in USBL's usual course of business.

                  4. Term. The term of employment of the Employee pursuant to this Agreement shall be for a term of two years from the date of this Agreement. This Agreement shall automatically be renewed for an additional two years subject to adjustment of compensation as may be agreed upon by the parties unless either party serves written notice at least ninety (90) days before expiration of the term that the serving party elects not to renew this Agreement.

                  5. Compensation and Benefits. (a) The Employee shall receive regular compensation (the "Base Salary") at the initial rate for the first year of Twenty-four Thousand Dollars ($24,000.00) and for the second year at the rate of Sixth Thousand Dollars ($60,000.00). The salary shall be payable bi-weekly in arrears less the usual payroll deductions, and deductions for benefits as the Employee may request or as offered by the Company. However and notwithstanding the aforesaid, Employee agrees that if in the discretion of the Board, the payment of the aforesaid salaries would have an adverse impact on the Company's cash flow, then the Company is authorized to withhold payment of salaries. The Company agrees that for each month of salary withheld, Employee shall receive 10,000 options. Each option shall entitle Employee to purchase one (1) share of MCI Common Stock at an exercise price of $1.00 a share. Options shall be issued at the end of each twelve (12) month period. All options shall expire five (5) years from the date of grant.

                  (b) The Employee shall be entitled to participate in all savings, thrift, retirement or pension, health and accident, Blue Cross/Blue Shield, Major Medical or other hospitalization, holiday vacation, and other fringe benefit programs which may be generally available to senior executives of USBL in accordance with and subject to the terms and conditions of such programs. In addition thereto, Employee, as Chairman of the Board of Directors, shall be entitled to all benefits as may be conferred upon the other directors of USBL.

                  6. Death; Permanent Disability. (a) Upon the death of the Employee this Agreement shall terminate immediately and USBL shall no longer be required to make payments hereunder, except that within thirty (30) days of the death of the Employee or within thirty (30) days after receipt of notice of permanent disability (as hereinafter defined), USBL shall make a lump sum payment to the Employee's widow or other designated beneficiary in an amount equal to twelve (12) months of the Employee's Base Salary.
                  (b) USBL shall have the right to purchase keyman life insurance on the Employee's life in an amount not to exceed $1,000,000, at its expense, and the Employee agrees to submit to any necessary physical examination, and to sign any documents or releases which shall be necessary in order to purchase such insurance.
                  (c) If during the term of his employment the Employee becomes disabled or incapacitated to such an extent that he is physically unable to discharge his duties (i.e., disabled) as contemplated by this Agreement for a period of time exceeding twelve (12) cumulative months during any three (3) year period, then, at the option of USBL, the Employee shall be deemed "permanently disabled" and his employment hereunder may be terminated effective upon notice by USBL to the Employee. It is understood that during such periods of disability (i.e., prior to permanent disability), Employee will continue to receive his full compensation. However, should Employee receive any interim disability benefits prior to permanent disability (and if the cost of obtaining such benefits shall have been paid for by USBL), then such amounts shall be deducted from the Base Salary paid to Employee.

                  (d) The term "permanent disability" as used in this Agreement shall mean the inability of the Employee, as determined by the Board of Directors of USBL, by reason of physical or mental disability to perform the duties required of him under this Agreement for the above-stated cumulative twelve (12) month period. The Board of Directors shall provide the Employee with immediate written notice of its determination of permanent disability. If any determination of the Board of Directors with respect to permanent disability is disputed by the Employee, the parties hereto agree to abide by the decision of a panel of three physicians. The Employee and USBL shall each appoint one member, and the third member of the panel shall be appointed by the other two members.

                  7. Non-Disclosure of Information. It is understood that the business of USBL is of a confidential nature. During the period of the Employee's employment with USBL, the Employee may have received and/or may secure confidential information concerning USBL or any of USBL's affiliates or subsidiaries which, if known to competitors thereof, would or could damage USBL or its said affiliates or subsidiaries. The Employee agrees that during and after the term of this Agreement he will not (except as authorized by USBL or in the proper performance of his duties or except as ordered by a court or other body of competent jurisdiction or as otherwise required by law), directly or indirectly, divulge, disclose or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of USBL or its subsidiaries or affiliates, including, but not limited to information pertaining to trade secrets, systems, manuals, confidential reports, methods, processes, designs, equipment lists, operating procedures, equipment and methods used and preferred by USBL. Upon termination of this Agreement, the Employee shall promptly deliver to USBL all materials of a secret or confidential nature relating to the business of USBL or any of its subsidiaries or affiliates which are, directly or indirectly, in the possession or under the control of the Employee. The provisions of this paragraph shall continue to apply after the Employee ceases to be employed by USBL for a period of five (5) years except in respect of any information or knowledge disclosed to the public, other than through an unauthorized disclosure by the Employee.

                  8.       Termination for Cause.  Notwithstanding anything
herein to the
contrary, the Employee's employment under this Agreement shall be terminable by the
Board of Directors at any time for good cause ("Good Cause"). Good Cause for termination shall be the occurrence of any one of the following:
                  (a) The Employee repeatedly and materially acts in an insubordinate manner or fails to execute in a reasonable and responsible manner the business plans, and/or policies of the Company or any instructions as reflected in a written resolution received from the Board of Directors or engages in any conduct which is dishonest or fraudulent, or damages the reputation or standing of the Company, or in breach of any of the terms of this Agreement and upon the Employee's failure to correct any such deficiency in a manner satisfactory to the Board within ninety (90) days after receipt of written notice from the Board outlining the substance of the deficiency and the Employee having failed to cure or cease such actions within the notice period. In all events, the conduct of Employee constituting Good Cause for termination must relate to a material and substantial act or beach or failure to act. Employee shall be entitled to receive a written notice setting forth in detail, together with any documentary evidence, the allegations constituting good cause, and Employee shall have an opportunity to respond in writing within ten (10) days after receipt of said written notice and to appear as soon thereafter before the Board of Directors to contest any allegations of Good Cause.
                  (b) If the Employee shall be deemed permanently disabled as hereinbefore described in Article 7.
                  (c) Upon the death of the Employee, then automatically as of the date of his death.

  9. Non-Competition. (a) During the term of this Agreement or any renewal thereof, and for a period of three (3) years thereafter, provided USBL continues in business, the Employee agrees that he will not engage, either directly or indirectly, individually or as an owner, partner, joint venturer, employee, officer, director, stockholder, consultant, independent contractor or lender of or to any corporation, holding company or other business entity which competes directly or indirectly with the business of USBL.
                  (b) If any provision of this Section is held to be unenforceable because of the scope, duration or area of its applicability or otherwise, the legal entity making that determination will have the power to modify the scope, duration or area, or all of them, and the provision will then apply in its modified form.

                  10. Indemnification. USBL or any successor shall indemnify and hold harmless the Employee from and against all damages, loss, liability or expense (including reasonable legal fees) in the course of his employment hereunder in his capacity as Chairman and President, and employee of USBL to the maximum extent permitted under the laws of the State of Delaware.

                  11. Reimbursement of Expenses. The Employee is authorized to incur reasonable expenses in connection with and for the promotion of the business of USBL, including expenses for meals and lodging, entertainment, and similar items as required from time to time by the Employee's duties. USBL shall reimburse the Employee for all such expenses upon the presentation of an accounting thereof, together with appropriate supporting documentation.

                  12. Access to Books and Records. During the term of this Agreement,
Employee shall have access to all of USBL's and its subsidiaries' books and records.

                  13. Burden and Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, USBL and the Employee, and their respective heirs, personal and legal representatives, successors and assigns. No sale of any of the assets or stock of USBL shall in any way affect the validity and enforceability of this Agreement.

                  14. Governing Law. It is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Connecticut.

                  15. Arbitration. Notwithstanding the fact that the parties shall be entitled to equitable relief in order to enforce certain provisions hereunder (e.g., temporary restraining orders or injunctive relief), any dispute, controversy or claim arising out of or relating to this Agreement. The situs of any such arbitration shall be New Haven, Connecticut, and any award shall be deemed to be a Connecticut award. Any such award shall be final and binding upon both parties. Judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction in any state of the United States or country or application may be made to such court for a judicial acceptance of the award and an enforcement, as the law of such jurisdiction may require or allow. The substantive law to be applied to any case determined pursuant to this Section 14 is that of the State of Connecticut. The expense of arbitration shall be borne by the respective parties except to the extent that the arbitrators shall determine that the entire expense shall be borne by a single party.

                  16. Severability. The invalidity of all or any part or any portion of this Agreement shall not render invalid the remainder of this Agreement or the remainder of such portion. If any provision of this Agreement is so broad as to be unenforceable, it is expressly intended by the parties hereto that such provision shall be interpreted to be only so broad as is enforceable.

              17. Section Headings. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

                  18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  19. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding by and between USBL and the Employee with respect to the employment of the Employee by USBL, and no representations, promises, agreements or understandings, written or oral, not contained herein or therein shall be of any force or effect. Except as otherwise provided herein, this Agreement supersedes all prior agreements between USBL and the Employee. No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement at such time or at any other time.

                  20. Notices. All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid, or delivered personally or by courier to the following addresses:

                  If sent to USBL:

                           46 Quirk Road
                           Milford, CT  06460

                  With a copy to:

                           Richard J. Blumberg, Esq.
                           McLaughlin & Stern, LLP
                           260 Madison Avenue
                           New York, NY  10016

                If sent to Employee:

                           Mr. Daniel T. Meisenheimer, III
                           46 Quirk Road
                           Milford, CT  06460


                  IN WITNESS WHEREOF, USBL and the Employee have duly executed this Agreement as of the day and year first written above.


                                 THE UNITED STATES BASKETBALL
                                   LEAGUE, INC.


                             By:S/DANIEL T. MEISENHEIMER, III


                                    Employee:

                                  S/DANIEL T. MEISENHEIMER, III
                                Daniel T. Meisenheimer, III

EXHIBIT 10.4
                                      EMPLOYMENT AGREEMENT

                                       OF

                                          RICHARD C. MEISENHEIMER

                                      WITH

                    THE UNITED STATES BASKETBALL LEAGUE, INC.



                  THIS EMPLOYMENT AGREEMENT ("Agreement") is made as of the 1st day of January, 1996 by and between THE UNITED STATES BASKETBALL LEAGUE, INC., a Delaware corporation ("USBL") and RICHARD C. MEISENHEIMER (the "Employee").

                  1. Employment. USBL agrees to employ the Employee in the position of
Vice President and Chief Financial Officer of USBL or in such other capacity as USBL and the Employee shall mutually agree, and the Employee agrees to accept such employment on the terms and conditions hereinafter set forth.

                  2. Duties. (a) The Employee agrees to devote at least ten (10) hours per week to the business affairs of USBL and its subsidiaries. The Employee shall perform the duties of this office and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally devoting thereto his time, attention and skill to the extent necessary for the due performance of his duties under this Agreement.
                  (b) In connection with the foregoing, Employee shall not conduct any business for others nor shall Employee invest, directly or indirectly, during the term of this Agreement, which businesses are in direct competition with the business of USBL and its subsidiaries.

                  3. Limitations on Authority. Employee shall not be authorized to undertake any of the following actions on behalf of USBL unless authorized by the President and Board of Directors:
                  (a) Acquisition or disposition of real property or any rights deriving therefrom, or changing title in any such real property;
                  (b) Make any capital expenditure, or any commitment therefor in excess of
$5,000.00 for any one item and construction expenditure in excess of $5,000.00;
                  (c) Borrowing or guaranteeing any borrowings from or on behalf of any party, or altering the terms of any loan agreements for such borrowings except for any such loans or borrowings as shall be agreed upon by the Board of Directors;
                  (d)      Hiring or terminating any personnel;
                  (e) Acquiring for USBL the assets or shares of another company or partnership;
                  (f) Acquiring or disposing of the assets or shares of USBL;
                  (g) Entering into or terminating agreements of any kind or nature with a
monthly           financial  obligation in excess of $5,000.00 for more than six
                  (6) months; (h) Making basic changes in the administration or organization of USBL; (i) Entering into any transaction on behalf of USBL which is not in USBL's usual course of business.

                  4. Term. The term of employment of the Employee pursuant to this Agreement shall be for a term of two years from the date of this Agreement. This Agreement shall automatically be renewed for an additional two years subject to adjustment of compensation as may be agreed upon by the parties unless either party serves written notice at least ninety (90) days before expiration of the term that the serving party elects not to renew this Agreement.

                  5. Compensation and Benefits. (a) The Employee shall receive regular compensation at the initial rate for the first year of Nine Thousand Six Hundred Dollars ($9,600.00) and for the second year at the rate of Nineteen Thousand Two Hundred Dollars ($19,200.00). The salary shall be payable bi-weekly in arrears less the usual payroll deductions, and deductions for benefits as the Employee may request or as offered by the Company. However and notwithstanding the aforesaid, Employee agrees that if in the discretion of the Board, the payment of the aforesaid salaries would have an adverse impact on the Company's cash flow, then the Company is authorized to withhold payment of salaries. For each month of salary not paid to Employee, Employee shall receive 4,000 options for each of month of salary omitted during the term of this Agreement. The options shall entitled Employee to purchase one (1) share of USBL Common Stock at $1.00 per share. All options shall be issued to Employee at the end of each twelve (12) month period. All options shall expire five (5) years from date of grant.

                 (b) The Employee shall be entitled to participate in all savings, thrift, retirement or pension, health and accident, Blue Cross/Blue Shield, Major Medical or other hospitalization, holiday vacation, and other fringe benefit programs which may be generally available to senior executives of USBL in accordance with and subject to the terms and conditions of such programs. In addition thereto, Employee, as Chairman of the Board of Directors, shall be entitled to all benefits as may be conferred upon the other directors of USBL.
                  (c) USBL acknowledges and agrees that Employee is authorized to devote a substantial amount of his time to the business affairs of Spectrum Associates, Inc.

                  6. Death; Permanent Disability. (a) Upon the death of the Employee this Agreement shall terminate immediately and USBL shall no longer be required to make payments hereunder, except that within thirty (30) days of the death of the Employee or within thirty (30) days after receipt of notice of permanent disability (as hereinafter defined), USBL shall make a lump sum payment to the Employee's widow or other designated beneficiary in an amount equal to twelve (12) months of the Employee's Base Salary.
                  (b) USBL shall have the right to purchase keyman life insurance on the Employee's life in an amount not to exceed $1,000,000, at its expense, and the Employee agrees to submit to any necessary physical examination, and to sign any documents or releases which shall be necessary in order to purchase such insurance.
                  (c) If during the term of his employment the Employee becomes disabled or incapacitated to such an extent that he is physically unable to discharge his duties (i.e., disabled) as contemplated by this Agreement for a period of time exceeding twelve (12) cumulative months during any three (3) year period, then, at the option of USBL, the Employee shall be deemed "permanently disabled" and his employment hereunder may be terminated effective upon notice by USBL to the Employee. It is understood that during such periods of disability (i.e., prior to permanent disability), Employee will continue to receive his full compensation. However, should Employee receive any interim disability benefits prior to permanent disability (and if the cost of obtaining such benefits shall have been paid for by USBL), then such amounts shall be deducted from the Base Salary paid to Employee.

                  (d) The term "permanent disability" as used in this Agreement shall mean the inability of the Employee, as determined by the Board of Directors of USBL, by reason of physical or mental disability to perform the duties required of him under this Agreement for the above-stated cumulative twelve (12) month period. The Board of Directors shall provide the Employee with immediate written notice of its determination of permanent disability. If any determination of the Board of Directors with respect to permanent disability is disputed by the Employee, the parties hereto agree to abide by the decision of a panel of three physicians. The Employee and USBL shall each appoint one member, and the third member of the panel shall be appointed by the other two members.

                  7. Non-Disclosure of Information. It is understood that the business of USBL is of a confidential nature. During the period of the Employee's employment with USBL, the Employee may have received and/or may secure confidential information concerning USBL or any of USBL's affiliates or subsidiaries which, if known to competitors thereof, would or could damage USBL or its said affiliates or subsidiaries. The Employee agrees that during and after the term of this Agreement he will not (except as authorized by USBL or in the proper performance of his duties or except as ordered by a court or other body of competent jurisdiction or as otherwise required by law), directly or indirectly, divulge, disclose or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of USBL or its subsidiaries or affiliates, including, but not limited to information pertaining to trade secrets, systems, manuals, confidential reports, methods, processes, designs, equipment lists, operating procedures, equipment and methods used and preferred by USBL. Upon termination of this Agreement, the Employee shall promptly deliver to USBL all materials of a secret or confidential nature relating to the business of USBL or any of its subsidiaries or affiliates which are, directly or indirectly, in the possession or under the control of the Employee. The provisions of this paragraph shall continue to apply after the Employee ceases to be employed by USBL for a period of five (5) years except in respect of any information or knowledge disclosed to the public, other than through an unauthorized disclosure by the Employee.

                  8.       Termination for Cause.  Notwithstanding anything
herein to the
contrary, the Employee's employment under this Agreement shall be terminable by the
Board of Directors at any time for good cause ("Good Cause"). Good Cause for termination shall be the occurrence of any one of the following:
                  (a) The Employee repeatedly and materially acts in an insubordinate manner or fails to execute in a reasonable and responsible manner the business plans, and/or policies of the Company or any instructions as reflected in a written resolution received from the Board of Directors or officers senior to Employee, or engage in any conduct which is dishonest or fraudulent or damages the reputation or standing of the Company, or in breach of any of the terms of this Agreement and upon the Employee's failure to correct any such deficiency in a manner satisfactory to the Board within ninety (90) days after receipt of written notice from the Board outlining the substance of the deficiency and the Employee having failed to cure or cease such actions within the notice period. In all events, the conduct of Employee constituting Good Cause for termination must relate to a material and substantial act or beach or failure to act. Employee shall be entitled to receive a written notice setting forth in detail, together with any documentary evidence, the allegations constituting good cause, and Employee shall have an opportunity to respond in writing within ten (10) days after receipt of said written notice and to appear as soon thereafter before the Board of Directors to contest any allegations of Good Cause.
                  (b) If the Employee shall be deemed permanently disabled as hereinbefore described in Article 7.
                  (c) Upon the death of the Employee, then automatically as of the date of his death.

                9. Non-Competition. (a) During the term of this Agreement or any renewal thereof, and for a period of three (3) years thereafter, provided USBL continues in business, the Employee agrees that he will not engage, either directly or indirectly, individually or as an owner, partner, joint venturer, employee, officer, director, stockholder, consultant, independent contractor or lender of or to any corporation, holding company or other business entity which competes directly or indirectly with the business of USBL.
                  (b) If any provision of this Section is held to be unenforceable because of the scope, duration or area of its applicability or otherwise, the legal entity making that determination will have the power to modify the scope, duration or area, or all of them, and the provision will then apply in its modified form.

                  10. Indemnification. USBL or any successor shall indemnify and hold harmless the Employee from and against all damages, loss, liability or expense (including reasonable legal fees) in the course of his employment hereunder in his capacity as Chairman and President, and employee of USBL to the maximum extent permitted under the laws of the State of Delaware.

                  11. Reimbursement of Expenses. The Employee is authorized to incur reasonable expenses in connection with and for the promotion of the business of USBL, including expenses for meals and lodging, entertainment, and similar items as required from time to time by the Employee's duties. USBL shall reimburse the Employee for all such expenses upon the presentation of an accounting thereof, together with appropriate supporting documentation.

                  12. Access to Books and Records. During the term of this Agreement,
Employee shall have access to all of USBL's and its subsidiaries' books and records.

                  13. Burden and Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, USBL and the Employee, and their respective heirs, personal and legal representatives, successors and assigns. No sale of any of the assets or stock of USBL shall in any way affect the validity and enforceability of this Agreement.

                  14. Governing Law. It is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Connecticut.

                  15. Arbitration. Notwithstanding the fact that the parties shall be entitled to equitable relief in order to enforce certain provisions hereunder (e.g., temporary restraining orders or injunctive relief), any dispute, controversy or claim arising out of or relating to this Agreement. The situs of any such arbitration shall be New Haven, Connecticut, and any award shall be deemed to be a Connecticut award. Any such award shall be final and binding upon both parties. Judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction in any state of the United States or country or application may be made to such court for a judicial acceptance of the award and an enforcement, as the law of such jurisdiction may require or allow. The substantive law to be applied to any case determined pursuant to this Section 14 is that of the State of Connecticut. The expense of arbitration shall be borne by the respective parties except to the extent that the arbitrators shall determine that the entire expense shall be borne by a single party.

                  16. Severability. The invalidity of all or any part or any portion of this Agreement shall not render invalid the remainder of this Agreement or the remainder of such portion. If any provision of this Agreement is so broad as to be unenforceable, it is expressly intended by the parties hereto that such provision shall be interpreted to be only so broad as is enforceable.

                  17. Section Headings. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

                  18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  19. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding by and between USBL and the Employee with respect to the employment of the Employee by USBL, and no representations, promises, agreements or understandings, written or oral, not contained herein or therein shall be of any force or effect. Except as otherwise provided herein, this Agreement supersedes all prior agreements between USBL and the Employee. No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement at such time or at any other time.

                  20. Notices. All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid, or delivered personally or by courier to the following addresses:

                  If sent to USBL:

                           46 Quirk Road
                           Milford, CT  06460

                  With a copy to:

                           Richard J. Blumberg, Esq.
                           McLaughlin & Stern, LLP
                           260 Madison Avenue
                           New York, NY  10016


            If sent to Employee:

                           Mr. Richard C. Meisenheimer
                           179 North Broad Street
                           Milford, CT  06460



                  IN WITNESS WHEREOF, USBL and the Employee have duly executed this Agreement as of the day and year first written above.


                                    THE UNITED STATES BASKETBALL
                                                  LEAGUE, INC.


                                 By S/DANIEL T. MEISENHEIMER, III


                                           S/RICHARD C. MEISENHEIMER
                                                   Richard C. Meisenheimer

EXHIBIT 10.5

                                               MORTGAGE NOTE



$120,000                               New Haven, Connecticut

                                                       August 10, 1995


  FOR VALUE RECEIVED, the undersigned MEISENHEIMER CAPITAL REAL ESTATE HOLDINGS, INC., a Connecticut corporation ("Maker"), promises to pay to the order of FLEET BANK, NATIONAL ASSOCIATION, a national banking association having a place of business in Hartford, Connecticut ("Payee"), or any subsequent assignee or holder hereof (Payee or any subsequent assignee or holder hereof sometimes being hereinafter referred to as "Holder"), at the office of Payee at One Constitution Plaza, Hartford, Connecticut, or at such other place as Holder may designate from time to time in writing, the principal sum of ONE HUNDRED TWENTY THOUSAND DOLLARS ($120,000), together with: (I) interest on the principal balance of this Note outstanding from time to time, from the date hereof until said balance shall have been paid in full, at the rate or rates and in the manner hereinafter provided; (ii) all amounts which may be or become due under the Mortgage (as hereinafter defined) or any other document now or hereafter evidencing, securing or otherwise executed in connection with the indebtedness evidenced by this Note (collectively, with this Note and the Mortgage, the "Loan Documents"); (iii) all costs and expenses, including reasonable attorneys' and appraisers, fees, incurred in collecting or attempting to collect the indebtedness evidenced by this Note, or in enforcing any of the Loan Documents or protecting or sustaining the lien thereof or in any litigation or controversy arising from or connected with this Note or any of the other Loan Documents; and (iv) all taxes or duties assessed upon the indebtedness evidenced by this Note or by any of the other Loan Documents or upon the Mortgaged Property (as defined in the Mortgage) or any other property securing such indebtedness. All amounts owing under this Note shall be payable in legal tender of the United States of America.

         1.       The principal balance of the indebtedness evidenced by this

         Note     outstanding from time to time shall bear interest,-from the

         date     hereof until said indebtedness shall have been paid in full, at the rate of Seven and 98/100s percent (7.98%) per annum. , Interest shall be calculated on the daily unpaid principal balance of the indebtedness evidenced by this Note based on a 360-day year, provided that interest shall be due for the actual number of days elapsed during each period for which interest is being charged.

  2. (a) commencing on September 16, 1995, and continuing on the same day of each calendar month thereafter until prepayment or maturity, by acceleration or otherwise, Maker shall pay to Holder monthly installments of principal and
interest,   each  in  the  amount  of  One  Thousand  Ten  and  52/100s  Dollars
($1,010.52).

        (b) Any payments received hereunder shall be applied to interest and other charges accrued under this Note to the day such payment shall have been received by Holder, in such order as Holder shall determine in its sole discretion, and then to principal.

  3. All indebtedness evidenced by this Note, if not sooner paid in accordance with this Note, shall be due and payable in full on August 16, 2005 (the "Maturity Date").

  4. Any payment under this Note which is stated to be due on a day other than a "Business Day" (a day on which banks are open for business in Hartford, Connecticut) shall be made on the next succeeding Business Day, and any such extension of time shall be included in the computation of the amount of interest to be paid; provided, however, that, if any such extension would cause any payment to be payable in the next following calendar month, such payment shall be made on the next preceding Business Day.

  5. Maker may prepay the indebtedness evidenced by this Note, in whole or in part without premium or penalty. Amounts so prepaid shall be applied to interest and other charges accrued under this Note to the day prepayment shall have been received by Holder, in such order as Holder shall determine in its sole discretion, and then to principal, in the inverse order of the installments of principal payable under this Note.

           6. It shall be an "Event of Default" hereunder if any Event of Default (as defined in the Mortgage) shall occur or if Maker shall fail to make any payment under this Note when due. If an Event of Default or any other cause for acceleration of the indebtedness evidenced by this Note shall occur, then, at the option of Holder, all amounts remaining unpaid under this Note shall immediately become due and payable. Any failure to exercise any such option or any other right under this Note or under any of the other Loan Documents, or any delay in such exercise, shall not constitute a waiver of the right to exercise such option or such other right at a later time so long as such Event of Default shall remain uncured, and shall not constitute a waiver of the right to exercise such option or other right if any other Event of Default shall occur. The acceptance by Holder of payment of any sum payable- under this Note after the due date of such payment shall not be a waiver of Holder's right to require prompt payment when due of all other sums payable under this Note or of Holder's right to declare a default for failure to make prompt payment in full.

7. Upon the occurrence of any Event of Default, or upon maturity hereof (by acceleration or otherwise), the outstanding principal balance of the indebtedness evidenced by this Note shall, at the option of Holder, bear interest from the date of occurrence of such Event of Default or such maturity until collection (including any period of time occurring after judgment), at the "Default Rate", being the lower of (a) the highest rate allowed by applicable law, or (b) a rate per annum equal to two percentage points (2-.) above the rate or rates that otherwise would have been in effect under this Note, as the same may vary from time to time. If Holder shall not receive the full amount of any payment due under the terms of this Note within ten (10) days after the due date of such payment, then Maker shall pay to Holder, upon demand, a late charge equal to five percent (5.0'-.) of such payment, to cover the additional expense involved in handling such overdue payment. Such charge shall be in addition to, and not in lieu of, any other remedy Holder may have and shall be in addition to, and not in lieu of, Maker's obligation to pay any reasonable fees and charges of any agents or attorneys employed in the event of any default hereunder. 8. Maker and each endorser, guarantor and surety of this Note (hereinafter referred to, individually and collectively, as "Guarantor"), and each other person liable or who shall become liable for all or any part of the indebtedness evidenced by this Note:

    (a)           waive demand, presentment,
protest, notice of protest, notice of
dishonor, diligence in collection, notice of nonpayment and all notices of a like nature; and

    (b) consent to (I) all renewals, extensions or modifications of this Note or any of the other Loan Documents (including any affecting the time of payment),
(ii) under this Note or any of the other Loan Documents, release, surrender, exchange or substitution of all the security for the indebtedness evidenced by this taking of any additional security, (iv) the release other persons from liability, whether primary or contingent, for the indebtedness evidenced by this Note or for any related obligations, and (v) the granting of any other indulgences to any all advances (iii) the or any part of Note, or the of any or all such person.

Any such renewal, extension, modification, advance, release, surrender, exchange, substitution, taking or indulgence may take place without notice to any such person, and, whether or not any such notice is given, shall not impair the liability of any such person.

                               9. Maker and each Guarantor,  and each other
person liable or who shall become
liable for all or any part of the indebtedness evidenced by this Note, hereby give Holder a lien and right of set off for all of their respective liabilities in respect of such indebtedness upon and against all of their respective deposits, credits and property (other than the Mortgaged Property), now or hereafter in the possession or control of Holder or in transit to Holder. Holder may at any time apply the same, or any part thereof, to any liability of Maker or any such other person, whether matured or unmatured.

  10. MAKER AND EACH GUARANTOR, AND EACH OTHER PERSON LIABLE OR WHO SHALL BECOME LIABLE FOR ALL OR ANY PART OF THE INDEBTEDNESS EVIDENCED BY THIS NOTE, HEREBY
(a) ACKNOWLEDGE THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED UNDER CONNECTICUT GENERAL STATUTES SECTIONS 52-278a TO 52-278n, INCLUSIVE, OR BY OTHER APPLICABLE LAW, HEREBY WAIVE THEIR RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE, (b) WAIVE ALL RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ENFORCEMENT OF HOLDERS RIGHTS UNDER THIS NOTE OR ANY OF THE OTHER LOAN DOCUMENTS AND ANY OTHER CASE OR PROCEEDING ARISING OUT OF OR OTHERWISE RELATING TO THE INDEBTEDNESS EVIDENCED BY THIS NOTE OR THE TRANSACTION OF WHICH THIS NOTE IS A PART, AND (c) ACKNOWLEDGE THAT THE AFORESAID ACKNOWLEDGMENTS AND WAIVERS ARE MADE KNOWINGLY AND VOLUNTARILY, AFTER CONSULTATION WITH COUNSEL.

  11. If any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part, or in any respect, or if any one or more of the provisions of this Note shall operate, or would prospectively operate, to invalidate this Note, then such provision or provisions only shall be deemed to be null and void and of no force or effect and shall not affect any other provision of this Note, and the remaining provisions of this Note shall remain operative and in full force and effect, shall be valid, legal and enforceable, and shall in no way be affected, prejudiced or disturbed thereby.



  12. This Note may not be modified or terminated orally, but only by a written instrument signed by the party against whom enforcement of any such modification or termination is sought. Time is and shall be of the essence in the performance of all obligations under this Note. This Note shall be governed by and construed in accordance with the laws of the State of Connecticut.

  13. If this Note is now, or hereafter shall be, signed by more than one person, it shall be the joint and several obligation of all such persons

(including, without limitation, all makers and Guarantors, if any) and shall be binding on all such persons and their respective heirs, executors, administrators, legal representatives, successors and assigns. This Note and all covenants, agreements and provisions set forth in this Note shall inure to the benefit of Holder and its successors and assigns.

  14. The indebtedness evidenced by this Note is secured by a Mortgage Deed and Security Agreement of even date herewith (the "Mortgage") from Maker to Holder, encumbering certain real and personal property located in Milford, Connecticut, being described in the Mortgage, and by any and all other instruments presently in effect or hereafter given as security for the indebtedness evidenced by this Note.


                                MEISENHEIMER CAPITAL REAL

                                    ESTATE HOLDINGS, INC.



                                By-

                                    Richard C. Meisenheimer

                                    Vice President

                                    GUARANTY


           THIS GUARANTY from MEISENHEIMER CAPITAL, INC., a Delaware corporation (the "Guarantor") to FLEET BANK, NATIONAL ASSOCIATION, a national banking association (the "Lender").

                                    RECITALS

      A. The Lender has agreed to make a loan (the "Loan") in the maximum principal amount of One Hundred Twenty Thousand Dollars ($120,000) to Meisenheimer
Capital Real Estate Holdings, Inc. (the "Borrower").

      B. The Loan will be evidenced by Borrower's promissory note, in the principal amount of One Hundred Twenty Thousand Dollars ($120,000) dated on or about the date hereof (the "Note,,) and secured by a Mortgage Deed and Security Agreement dated on or about the date hereof from Borrower to the Lender (the "Mortgage").

             C.   As an affiliate of Borrower, the Guarantor has received

             and will               receive direct financial benefit by reason
of such Loan.

             D. Guarantor acknowledges that Lender would not make the Loan to Borrower without this Guaranty, and in order to induce the Lender to make the Loan to the Borrower, the Guarantor desires and agrees hereby to guarantee Borrower's payment and performance under the Note and all other documents delivered in connection with the Note (hereinafter collectively referred to as the "Loan Documents").

           NOW THEREFORE, in consideration of the foregoing and as a material inducement for the Lender's having made or making, now or in the future, the
Loan:

      1. Guaranty. The Guarantor does hereby unconditionally guarantee to the lender, its successors and assigns full and prompt payment of any and all liabilities owed to the Lender by the Borrower under the Loan and the Loan Documents. As used herein, "liabilities" means any and all liabilities of the Borrower to the Lender under the Loan and the Loan Documents of every kind and description, direct or indirect, primary and secondary, absolute or contingent, due or to become due, now existing or hereafter arising, secured or unsecured, without deduction by reason of set-off, defense or counterclaim, together with interest on and fees and other charges with respect to such liabilities to the extent provided for in the Loan Documents and all reasonable costs, expenses and attorneys, fees paid or incurred by the Lender in the enforcement thereof against either the Borrower or any guarantor of said liabilities. Guarantor's obligations hereunder shall take effect immediately upon default by the Borrower under the Loan Documents.

  2. Bankruptcy. The Guarantor further unconditionally guarantees that all payments made by the Borrower to the Lender with respect to any liabilities hereby guaranteed will, when made, be final, and agrees that if any such payment is recovered from, or repaid by, the Lender, in whole or in part in any bankruptcy, insolvency or similar proceeding instituted by or against the Borrower, this guaranty shall continue to be fully applicable to such liabilities to the same extent as though the payment so recovered or repaid had never been originally made on such liabilities.

  3. Guaranty Absolute, Unconditional and Continuing. This guaranty shall be an absolute and unconditional continuing guaranty until all of the Borrower's and the Guarantor's obligations with respect to the Loan Documents shall have been performed. This Guaranty and Guarantor's obligations hereunder shall remain absolute and unconditional irrespective of the validity or enforceability or lack of validity or enforceability of the Loan, the Loan Documents or this Guaranty. Upon performance by the Borrower and the Guarantor of all of their obligations with respect to the Loan Documents, this Guaranty shall terminate.

  4. Waiver of Demand, Etc. The Guarantor hereby waives demand, presentment, protest, notice of dishonor and notice of the Leader's acceptance of this Loan Documents and of any loans made, extension granted or other action taken in reliance hereon And all other rights and remedies accorded by applicable law to guarantors.

  5. Right of Set off. Any deposits, securities or other property of the Guarantor which at any time are within the Lender's possession or control may be held and treated as collateral security for the payment of the liabilities, and the Lender shall have a lien thereon and right to set off the same against matured liabilities or against any other sums due hereunder.

  6. Modifications. THE LIABILITY OF THE GUARANTOR HEREUNDER SHALL NOT BE TERMINATED OR OTHERWISE AFFECTED BY, AND THE GUARANTOR HEREBY ASSENTS TO, ANY MODIFICATION OR AMENDMENT OF THE LOAN DOCUMENTS OR ANY OTHER INSTRUMENT EXECUTED BY THE BORROWER OR ANY PERSON WHO SUCCEEDS THE BORROWER; AND SHALL NOT BE TERMINATED OR OTHERWISE AFFECTED BY, AND THE GUARANTOR HEREBY ASSENTS TO, ANY EXTENSION OR POSTPONEMENT OF THE TIME OF PERFORMANCE OR PAYMENT OF ANY LIABILITY OR ANY OTHER INDULGENCE, ANY SUBSTITUTION, EXCHANGE OR RELEASE OF COLLATERAL, ALL OR ANY PART THEREOF, THE ADDITION, RELEASE OR DISCHARGE OF ANY PARTY PRIMARILY OR SECONDARILY LIABLE, WHETHER AS A GUARANTOR OR OTHERWISE, WHETHER IN WHOLE OR IN PART, WHETHER OR NOT NOTICE THEREOF IS GIVEN TO THE GUARANTOR. THE LENDER SHALL HAVE NO DUTY TO COLLECT OR PROTECT ANY COLLATERAL OR ANY INCOME THEREON, NOR TO PRESERVE ANY RIGHTS AGAINST OTHER PARTIES, AND THE LENDER MAY PROCEED UNDER THIS GUARANTY IMMEDIATELY UPON BORROWERS DEFAULT WITHOUT EXHAUSTING ANY OTHER REMEDIES THE LENDER MAY HAVE OR WITHOUT RESORTING TO OR REGARD TO ANY COLLATERAL OR ANY OTHER GUARANTY OR SOURCE OF PAYMENT.

  7. Failure to Perfect. The liability of the Guarantor hereunder shall be unaffected by the Lender's failure to record any mortgage or file any UCC-1 financing statements or otherwise to perfect, protect, secure or insure any security interest or lien given as security for the Note or this Guaranty.

  8. Commercial Transaction. THE GUARANTOR ACKNOWLEDGES THAT THE TRANSACTIONS OF WHICH THIS GUARANTY IS A PART ARE COMMERCIAL TRANSACTIONS AND HEREBY WAIVES PRESENTMENT, PROTEST AND NOTICE OF DISHONOR AND ANY OTHER FORMALITIES WHICH MAY AFFECT OR IMPEDE THE RIGHT OF THE LENDER TO EXERCISE ITS RIGHTS OR TO COLLECT THE SUMS DUE HEREUNDER, INCLUDING, WITHOUT LIMITATION, ANY AND ALL RIGHTS THE GUARANTOR MAY HAVE UNDER CHAPTER 903a OF THE CONNECTICUT GENERAL STATUTES
("CGS--), AS THE SAME MAY BE AMENDED, OR UNDER SIMILAR LAWS THAT MAY BE HEREAFTER ENACTED, OR AS OTHERWISE ALLOWED BY ANY STATE OR FEDERAL LAW WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE LENDER MAY USE; PROVIDED, HOWEVER, THAT GUARANTOR DOES NOT HEREBY WAIVE ANY OF ITS RIGHTS (I) PURSUANT TO SECTION 52- 278e(c) OF CGS TO MOVE TO DISSOLVE OR MODIFY A PREJUDGMENT REMEDY GRANTED PURSUANT TO SECTION 52-278e OF CGS, OR (ii) PURSUANT TO SECTION 52-278k OF CGS TO MODIFY OR VACATE ANY PREJUDGMENT REMEDY.

          9. Costs and Expenses. The Guarantor agrees to pay all costs, expenses and fees
(including, without limitation, reasonable attorneys, fees) which may be incurred by the
Lender in enforcing or attempting to enforce this Guaranty.

  10. Successors and Assigns. This Guaranty shall inure to the benefit of the Lender and its successors and assigns, and it shall be binding upon the Guarantor and its successors.

  11. Invalidity. If any one or more provisions hereof are invalid or unenforceable in any jurisdiction for any reason, the remaining provisions hereof shall remain in full force and effect.

  12. Jury Trial. GUARANTOR AND LENDER DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR CONTROVERSY ARISING OUT OF THIS GUARANTY
OR THE LOAN DOCUMENTS.

  13. Connecticut Law. This Guaranty is intended to take effect as a sealed instrument and its validity and construction shall be determined by the laws of the State of
Connecticut.

  14. No Assertion of Borrower's Defenses. THIS GUARANTY SHALL REMAIN FULLY ENFORCEABLE AGAINST THE GUARANTOR IN ACCORDANCE WITH ITS TERMS IRRESPECTIVE OF ANY DEFENSES OR COUNTERCLAIMS THAT THE BORROWER MAY ASSERT OR MAY HAVE THE RIGHT TO ASSERT ON THE UNDERLYING DEBT, INCLUDING BUT NOT LIMITED TO FAILURE OF CONSIDERATION, BREACH OF WARRANTY, FRAUD, PAYMENT, STATUTE OF FRAUDS, BANKRUPTCY, INFANCY, STATUTE OF LIMITATIONS, LENDER LIABILITY, ACCORD AND SATISFACTION, AND USURY, AND GUARANTOR AGREES THAT SUCH DEFENSES SHALL NOT BE ASSERTED AGAINST THE LENDER.

  15. Representations by Guarantor. Guarantor hereby agrees, acknowledges and represents that (a) neither Lender nor any person or party acting on behalf of Lender has made any representation, warranty or covenant, express, implied or statutory, of any kind whatsoever upon which Guarantor has relied in entering into this Guaranty or upon which Guarantor shall rely in consummating the transaction contemplated by this Guaranty; (b) Guarantor is entering into this Guaranty and shall perform all of Guarantor's obligations hereunder and consummate the transaction contemplated by this Guaranty solely in reliance on and as a result of Guarantor's own knowledge of and investigations and inquiries into the Loan and the financial capacity of the Borrower; (c) nothing is known to Guarantor at the present time would affect Guarantor's decision to enter into this Guaranty or would affect the decision of any reasonable person to enter into this Guaranty; and (d) Guarantor is an affiliate of the Borrower.

16..    Financial Statements and Financial Covenants. (a) Guarantor shall provide to
Lender such financial statements as are required by the commitment letter for the Loan from Lender to Borrower dated August 15, 1995 (the "Commitment Letter").

  (b) Guarantor, Borrower and each other guarantor of the Loan shall maintain at all times a combined debt service coverage ratio of not less than 1.2 to 1.0. As used herein "combined debt service coverage ratio" means the ratio of combined net income, depreciation and interest, and personal income to combined business debt service, personal debt service, and personal living expenses. Such financial covenant shall be determined in accordance with generally accepted accounting principles consistently applied.

         Signed and Sealed this day of August, 1995.

                                        WITNESSES:                GUARANTOR:

                                    MEISENHEIMER CAPITAL, INC.


                                       By.

                                    Richard C. Meisenheimer

                                    Vice President

 EXHIBIT 10.6


LEASE AGREEMENT


      AGREEMENT, made this IST day of October, 1995, by and between Meisenheimer Capital Real Estate Holdings, Inc., a Connecticut Corporation, with its principal office located at 46 Quirk Road in the City of Milford, County of New Haven, State of Connecticut, hereinafter referred to as the Landlord, and the United States Basketball League, Inc., a Delaware corporation, with its principal office located at 46 Quirk Road in the City of Milford, County of New Haven, State of Connecticut, hereinafter referred to as the Tenant.

                                W I T N E S E T H

      In consideration of the mutual promises herein contained the parties hereto agree as follows:

      First.: The Landlord agrees to lease to the Tenant, and the Tenant agrees to lease from the Landlord for the term and upon the conditions hereinafter specified, 1500 sq. feet of office space at 46 Quirk Road, situated in the City of Milford, County of New Haven and State of Connecticut, hereinafter called the "Premises", and being more particularly bounded and described as follows:

All that certain piece, parcel or tract of land, with the buildings and improvements thereon standing, situated in the City of Milford, County of New Haven and State of Connecticut, bounded and described as follows, to wit:

                  NORTHEASTERLY             200.67 feet by Lot #2, as shown on
hereinafter mentioned
map;

                  SOUTHEASTERLY             149.90 feet by Quirk Road;

                  SOUTHWESTERLY             203.098 feet by Lot #4, as shown
on said map;

                  NORTHWESTERLY             166 feet by land now or formerly of
Penn Central Railroad,
as shown on
                  said map.

                  Said premises             being known and designated as Lot
#3, as shown and
                  delineated on             a certain map entitled, "Proposed
Subdivision Map

of Quirk Center, an Industrial Subdivision, Milford, Conn., July 6, 1976", on file in the office of the Town Clerk of the City of Milford by the Map No. AB-780.

      Second.: The term of this lease shall be for six (6) months beginning October 1, 1995 and ending March 30, 1996. The rent for the lease term shall be $750 per month. The lease may be extended for an additional nine (9) months at $1,000 a month until December, 1996.

The rent shall be payable monthly the first day of each calendar month for the lease term, and shall be paid to Landlord'S office at 46 Quirk Road in the City 0 f Milford, County of New Haven, State of Connecticut, or as may be otherwise directed by the Landlord in writing.

      Third.: The Landlord covenants that the Tenant, upon paying the rent and performing the covenants and conditions in this Lease shall and may peaceably and quietly have, hold and enjoy the premises for the term thereof.

      Fourth.:             The Tenant covenants and agrees to use the premises
for office space and agrees
not to
use or permit the premises to be used for any other purpose without the prior written consent of the
Landlord.


     Fifth.: In the event of non-payment of rent for more than ten days after becoming due, or if the Tenant shall be dispossessed for non-payment of rent, or if the leased premises shall be vacated, the Landlord shall have the right to and may enter the premises as the agent of the Tenant, either by force or otherwise, without being liable for any prosecution or damages therefor, and may relet the premises as the agent of the Tenant, and receive the rent therefor, upon such terms as shall be satisfactory to the Landlord, and all rights of the Tenant to repossess the premises under this lease shall be forfeited. Such reentry by the Landlord shall not operate to release the Tenant from any rent to be paid or covenants to be performed hereunder during the full term of this lease.

      Sixth.: The Tenant has examined the premises, and accepts them in their present condition and without any representations on the part of the Landlord or its agents as to the present or future condition of the premises. The Tenant shall keep the premises in good condition, and shall redecorate paint and renovate the premises as may be necessary to keep them in repair and good appearance. The Tenant shall quit and surrender the premises at the end of the lease term in as good condition as the reasonable use thereof will permit. All alterations, additions and improvements, whether temporary or permanent in character, which may be made upon the premises either by the Landlord or the Tenant, except furniture or movable trade fixtures installed at the expense of the Tenant, shall be the property of the Landlord and shall remain upon and be surrendered with the premises as a part thereof at the termination of this Lease, without compensation to the Tenant. The Tenant further agrees to keep the premises and all parts thereof in a clean and sanitary condition. The Tenant further agrees to keep the sidewalks in front of the premises clean and free of obstructions, snow and ice.

      Seventh.: The Landlord shall not be responsible for the loss of or damage to property, or injury to persons, occurring in or about the premises, by reason of any existing or future condition, defect, matter or thing in the premises or the property or which the premises are a part, or for the acts, omissions or negligence of other persons or tenants in and about the property. The Tenant agrees to indemnify and save the Landlord harmless from all claims and liability for losses of or damage to property, or injuries to persons occurring in or about the premises.

      Eighth.: In the event of the destruction of the premises by fire, explosion, the elements or otherwise during the term of this lease, or partial destruction thereof as to render the premises wholly untenantable or unfit for occupancy, or should the premises be so badly damaged that it cannot be repaired within ninety days from the occurrence of such damage, then and in such case the term hereby created shall, at the option of the Landlord, cease and become null and void from the date of such damage or destruction, and the Tenant shall immediately surrender the premises and all the Tenant'S interest therein to the Landlord, and shall pay rent only to the time of such surrender, in which event the Landlord may re-enter the premises and repossess the premises thus discharged from the lease and may remove all parties therefrom. Should the premises be rendered untenable and unfit for occupancy, but yet be repairable within ninety days from the happening of such damage, the Landlord may enter and repair the premises with reasonable speed, and the rent shall not accrue after the damage or while repairs are being made, but shall recommence immediately after the repairs shall be completed. But if the premises shall be so slightly damaged as not to be rendered untenantable and unfit for occupancy, then the landlord agrees to repair the same with reasonable promptness and in that case the rent accrued and accruing shall not cease.

      Ninth.: The Tenant agrees to observe and comply with all laws, ordinances, rules and regulations of the Federal, State, County and Municipal authorities applicable to the business to be conducted by the Tenant in the premises.

      Tenth.: In case of violation by the Tenant of any of the covenants, agreements and conditions of this lease, and upon failure to discontinue such violation within ten days after notice hereof given to the Tenant, this lease shall thenceforth, at the option of the Landlord, become null and void, and the Land lord may re-enter without further notice or demand. The rent in such case shall become due, be apportioned and paid on and up to the day of such re-entry, and the Tenant shall be liable for all loss or damage resulting from such violation.


      IN WITNESS WHEREOF, the parties hereby have hereunto set their hand and seals the day and year first above written.




 IN THE PRESENCE OF:  Meisenheimer Capital Real Estate
Holding.  Inc.

                                      MEISENHEIMER, Landlord

                                     Vice President



                       IN THE PRESENCE OF:United States Basketball League, Inc.


                                        B
                                     Meisenheimer, 111
                                     President

                                  EXHIBIT 10.7
                                 LEASE AGREEMENT


      AGREEMENT, made this 1lth day of September, 1995, by and between Meisenheimer Capital Real Estate Holdings, Inc., a Connecticut Corporation, with its principal office located at 46 Quirk Road in the City of Milford, County of New Haven, State of Connecticut, hereinafter referred to as the Landlord, and Cadcom, Inc., a Connecticut corporation, with its principal office located at 46 Quirk Road in the City of Milford, County of New Haven, State of Connecticut, hereinafter referred to as the Tenant.

                               W I T N E S S E T H

      In consideration of the mutual promises herein contained the parties hereto agree as follows:

      First.: The Landlord agrees to lease to the Tenant, and the Tenant agrees to lease from the Landlord for the term and upon the conditions hereinafter specified, 3000 sq. feet of space at 46 Quirk Road, situated in the City of Milford, County of New Haven and State of Connecticut, hereinafter called the "Premises", and being more particularly bounded and described as follows:

All that certain piece, parcel or tract of land, with the buildings and improvements thereon standing, situated in the City of Milford, County of New Haven and State of Connecticut, bounded and described as follows, to wit:

                  NORTHEASTERLY             200.67 feet by Lot #2, a@ shown on
hereinafter mentioned
map;

                  SOUTHEASTERLY             149.90 feet by Quirk Road;

                  SOUTHWESTERLY             203.098 feet by Lot #4, as shown
on said map;

                  NORTHWESTERLY             166 feet by land now or formerly of
Penn Central Railroad,
as shown
                  on said map.

                  Said premises             being known and designated as Lot
#3, as shown and
                  delineated on             a certain map entitled,
"Proposed Subdivision Map

of Quirk Center, an Industrial Subdivision, Milford, Conn., July 6, 1976", on file in the office of the Town Clerk of the City of Milford by the Map No. AB-780.

      Second.:  The term of this lease  shall be for five (5) years and four
(4)
months  beginning  September 1, 1995 and ending  December 31, 1999. The rent for
the lease term shall be $2,725 per month for the first 4 months, $3,000 per month for 1996,

$3,100  per month for 1997,  $3,200  per month for 1998 and $3,300 per month for
1999.  The rent  shall be  payable  monthly  in advance of the first day of each
calendar month for the lease term, and shall be paid to Landlord'S  office at
46
Quirk Road in the City of Milford, County of New Haven, State of Connecticut, or as may

                be otherwise                directed by the Landlord in writing.

                Third.:             The Landlord covenants that the Tenant,
upon paying
                the rent and                performing the covenants and
condition S in this

Lease shall and may peaceably and quietly have, hold and enjoy the premises for the term thereof.

      Fourth.:             The Tenant covenants and agrees to use the premises
for office space and agrees
not
to use or permit the premises to be used for any other purpose without the prior written consent of the Landlord.


      Fifth.: In the event of non-payment of rent for more than ten days after becoming due, or if the Tenant shall be dispossessed for non-payment of rent, or if the leased premises shall be vacated, the Landlord shall have the right to and may enter the premises as the agent of the Tenant, either by force or otherwise, without being liable for any prosecution or damages therefor, and may relet the premises as the agent of the Tenant, and receive the rent therefor, upon such terms as shall be satisfactory to the Landlord, and all rights of the Tenant to repossess the premises under this lease shall be forfeited. Such reentry by the Landlord shall not operate to release the Tenant from any rent to be paid or covenants to be performed hereunder during the full term of this lease.

      Sixth.: The Tenant has examined the premises, and accepts them in their present condition and without any representations on the part of the Landlord or its agents as to the present or future condition of the premises. The Tenant shall keep the premises in good condition, and shall redecorate, paint and renovate the premises as may be necessary to keep them in repair and good appearance. The Tenant shall quit and surrender the premises at the end of the lease term in as good condition as the reasonable use thereof will permit. All alterations, additions and improvements, whether temporary or permanent in character, which may be made upon the premises either by the Landlord or the Tenant, except furniture or movable trade fixtures installed at the expense of the Tenant, shall be the property of the Landlord and shall remain upon and be surrendered with the premises as a part thereof at the termination of this Lease, without compensation to the Tenant. The Tenant further agrees to keep the premises and all parts thereof in a clean and sanitary condition. The Tenant further agrees to keep the sidewalks in front of the premises clean and free of obstructions, snow and ice.

      Seventh.: The Landlord shall not be responsible for the loss of or damage to property, or injury to persons, occurring in or about the premises, by reason of any existing or future condition, defect, matter or thing in the premises or the property or which the premises are a part, or for the acts, omissions or negligence of other persons or tenants in and about the property. The Tenant agrees to indemnify and save the Landlord harmless from all claims and liability for losses of or damage to property, or injuries to persons occurring in or about the premises.

      Eighth.: In the event of the destruction of the premises by fire, explosion, the elements or otherwise during the term of this lease, or partial destruction thereof as to render the premises wholly untenantable or unfit for occupancy, or should the premises be so badly damaged that it cannot be repaired within ninety days from the occurrence of such damage, then and in such case the term hereby created shall, at the option of the Landlord, cease and become null and void from the date of such damage or destruction, and the Tenant shall immediately surrender the premises and all the Tenant'S interest therein to the Landlord, and shall pay rent only to the time of such surrender, in which event the Landlord may re-enter the premises and repossess the premises thus discharged from the lease and may remove all parties therefrom. Should the premises be rendered untenable and unfit for occupancy, but yet be repairable within ninety days from the happening of such damage, the Landlord may enter and repair the premises with reasonable speed, and the rent shall not accrue after the damage or while repairs are being made, but shall recommence immediately after the repairs shall be completed. But if the premises shall be so' slightly damaged as not to be rendered untenantable and unfit for occupancy, then the landlord agrees to repair the same with reasonable promptness and in that case the rent accrued and accruing shall not cease.

      Ninth.: The Tenant agrees to observe and comply with all laws, ordinances, rules and regulations of the Federal, State, County and Municipal authorities applicable to the business to be conducted by the Tenant in the premises.

      Tenth.: In case of violation by the Tenant of any of the covenants, agreements and conditions of this lease, and upon failure to discontinue such violation within ten days after notice hereof given to the Tenant, this lease shall thenceforth, at the option of the Landlord, become null and void, and the Landlord may re-enter without further notice or demand. The rent in such case shall become due, be apportioned and paid on and up to the day of such re-entry, and the Tenant shall be liable for all loss or damage resulting from such violation.


  IN WITNESS WHEREOF, the parties hereby have hereunto set their hand and seals the day and year first above written.




 IN THE PRESENCE OF:    Meisenheimer Capital Real Estate
Holding


                                        B
                             MEISENHEIMER, Landlord
                                 Vice President



IN THE PRESENCE OF:              Cadcom, Inc.


                                        B
                            Meisenheimer, III Tenant
                                                Vice President

EXHIBIT 10.8
                            EQUIPMENT LEASE AGREEMENT

Lessor:  SYNERCOM   (herein called "Lessor")
Address:
Lessee:  CADCOM, INC.(herein called "Lessee:)
Address: 179 NORTH BROAD STREET, MILFORD, CT.06460
1. Lease. Lessor hereby leases to Lessee and Lessee hereby leases from Lessor, the following personal property (herein called
"Equipment"):

QUANTITY   MAKE/MANUFACTURER-DESCRIPTION     MODEL NO.      SERIAL NO.

           Hitachi Seiki Hicell Integrated
    1      Turning Cell. ETIH SELCOS L3
           Control And all Accessories      GLC1-10-025      CA23309



Place of Installation 46 Quirk Road

2. LEASE TERM. The term of lease hereunder shall commence on the date of acceptance of the Equipment by Lessee and shall continue for a period of 60 months. Lessee shall have the right at the end of the initial lease term upon not less that 60 days prior written notice to Less to purchase the Equipment for $10,000.00.

3. RENT: NET LEASE. Lessee shall pay Lessor rent for the Equipment during the term hereof in 60 monthly installments as follows:


                                     Year One   $5,100.00 per month
                                     Year Two   $5,500.00 per month
                                     Year Three $5,000.00 per month
                                     Year Four  $4,950.00 per month
                                     Year Five  $4,900.00 per month

The first and last 0 installments in the aggregate amount of $__0__ being payable on the signing of this Agreement and the remaining 60 installments being payable commencing 9/15/92, and continuing on the same day of each month thereafter for the term hereof. Any such amounts received by Lessor pursuant to the foregoing sentence in the excess of the rent due for the first month of the lease term hereof shall be held by Lessor as security for Lessee'S performance hereunder. If Lessee is not in default hereunder ( or any other lease between the parties hereto), said security shall be applied by Lessor at the end of the lease term hereof toward the payment of the rent installments so indicated.

All rent and other amounts due hereunder shall be paid to Lessor at its office at P.O. Box 470 Milford or at such other place as Lessor shall specify. In the event any rent or other amounts due hereunder shall not be paid promptly when due, Lessee shall pay Lessor, as additional rent hereunder, interest on such overdue amount from the due date thereof to the date of payment thereof at a rate equal to the lesser of (I) 12% per annum, or (ii) the maximum rate permitted by law. This Agreement provides for a new lease and the rent and other amounts due hereunder form Lessee shall not be subject to any defense, claim, reduction, set-off or adjustment for any reason whatsoever.

4. WARRANTIES.  LESSOR MAKES NO EXPRESS OR IMPLIED WARRANTY
WHATSOEVER OF TITLE,

MERCHANTABILITY, FITNESS FOR ANY PURPOSE OR OTHERWISE REGARDING THE EQUIPMENT OR ANY UNIT THEREOF except that Lessor makes to Lessee the current manufacturer'S warranty with respect to the Equipment as set forth ion the warranty form to be delivered to the Lessee in connection therewith, if any, Lessee represents and warrants that it has full power and authority to execute, deliver and perform this Agreement and that this Agreement constitutes it legal, valid and binding obligation.

5. USE OF EQUIPMENT. The Equipment shall be the exclusive property of the Lessor. Lessee shall have no rights therein except the right to use the Equipment so long as Lessee is not in default hereunder. Lessee agrees that the Equipment will be used solely in the conduct of its business and with due care to prevent injury thereto or to any person or property, and in conformity with all applicable laws, ordinance, rules regulations, l and other requirements of any insurer or governmental body. Lessee shall not permit the Equipment to become or remain a fixture to any real estate or an accession to any person not leases hereunder. Lessor or its duly authorized representative may from time to time inspect the Equipment and Lessee'S records with respect thereto wherever the same may be located. Lessee shall not, without Lessor'S prior written consent, remove any Equipment form the location set forth in Section 1 hereof or permit any lien, charge, encumbrance, security interest. or other similar interest to arise or remain on any Equipment. Lessee shall place and maintain on each unit of Equipment a notice disclosing Lessor'S ownership thereof and shall maintain on each unit of Equipment the serial and other identifying numbers, if any, set forth in Section 1 hereof.

6. TAXES: INDEMNIFICATION. Lessee agrees to pay and to indemnify and hold Lessor harmless form and against all sales, use, personal property, leasing use, stamp, or other taxes (together with any penalties, fines, or interest thereon) imposed against Lessor, Lessee or the Equipment by any governmental authority with respect to the Equipment or upon the purchase, ownership delivery, lease, possession, use, operation, return, sale or other disposition thereof, or upon the rentals therefrom or upon or with respect to this Agreement (excluding, however, Federal and State Taxes, on, or measured by, the net income of Lessor.)

Lessee further agrees to and does hereby indemnify and hold Lessor harmless from and against any and all expense, liability or loss whatsoever, including (without limitation) reasonable legal fees and expenses, relating to or in any way arising out of this Agreement or the purchase, ownership, lease , operation, return or sale of the Equipment (including, without limitation, expense, liability or loss relating to or in any way arising out of injury to persons or property, patent and invention rights or strict liability in tort). The indemnities and agreements of Lessee contained in this Section 6 shall survive and continue in full force and effect notwithstanding termination of this Agreement or of the lease of any or all units of Equipment hereunder.






7. INSURANCE. Lessee will retain physical damage and liability insurance covering the Equipment in the name of Lessor and Lessee in such amounts and in such form as Lessee would in the prudent management of its properties maintain with respect to similar equipment owned by it. In all events, Lessee will maintain insurance against all risks of physical damage to the Equipment as provided under a standard all-risk policy in the amount not less than the

Casualty Value of the Equipment. Each such insurance policy shall provide that all losses thereunder will be adjusted with Lessee or Lessor, that the proceeds thereof will be payable to Lessor and Lessee as their respective interests shall appear and that the insurer will give Lessor at least 10 days prior written notice of any alteration in the terms of such policy or of the cancellation thereof. Lessee shall at Lessor'S request furnish a certificate of insurance evidencing such coverage.

8. MAINTENANCE OF EQUIPMENT: EVENT OF LOSS. Lessee shall keep the Equipment in good repair, condition and working order and shall supply all parts, service and other items required in the operation and maintenance thereof. All parts, improvements and replacements of any Equipment shall immediately become Equipment and the property of the Lessor. Lessee assumes all risk of, and Lessee'S obligations under this agreement shall continue unmodified despite, any loss, theft, destruction\ion, damage, condemnation, requisition, taking by eminent domain or other interruption or termination use of any Equipment regardless of the cause thereof. Upon the happening of any loss, theft, destruction or damage which renders any unit of Equipment beyond repair, or other condemnation, requisition, taking by eminent domain or other interruption or termination of use of any unit of Equipment regardless of the cause thereof, Lessee shall on the next subsequent rent payment date hereunder with respect to such unit of Equipment pay to Lessor the Casualty Value (as hereafter defined and determined as of such next subsequent rent payment date) of such unit of Equipment. Upon payment of such Casualty Value and payment of any other amount owing by Lessee hereunder, rent on such unit of Equipment shall cease and Lessor shall transfer to Lessee, without any representation or warranty of any kind, express, or implied, whatever title to such unit of Equipment it may have.

9. RETURN OF EQUIPMENT: PURCHASE. Upon the final termination of the lease of any unit of Equipment or any renewal thereof (other than a termination under Section 8), Lessee shall assemble and return such unit of Equipment to Lessor in the same condition as when received, ordinary wear and tear accepted, at such location as Lessor shall specify.

10.  EVENTS OF DEFAULT.
                  (a) The following shall be events of default
hereunder, (I) default , and continuance thereof for 15 days, in the payment of any rent or other amount hereunder; (ii) default in the performance of any of Lessee'S other agreements herein set forth and continuance of such default for 30 days after notice thereof from Lessor to Lessee; (iii) any representation or warranty made by Lessee in this Agreement, or any report, notice or other writing furnished by Lessee to Lessor in connection herewith, is untrue in any material respect; (iv) Lessee becomes insolvent or unable to pay its debts as they mature, or any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy, or insolvency law, or any dissolution or liquidation proceeding is instituted by or against Lessee and if instituted against Lessee is consented to or acquiesced in by Lessee or remains for 30 days undismissed.
                 (b) Upon the happening of an event of default,
Lessor shall (except to the extent otherwise  required by law ) be entitled to :
(1) proceed to enforce performance by Lessee of the applicable covenants and terms of this Agreement or to recover damages for the breach thereof; (2) repossess any or all units of Equipment without prejudice to any remedy or claim hereinafter refereed to; (3) elect to sell any or all units Equipment after giving 15 days notice to Lessee, at one or more public or private sales and recover from Lessee as liquidated damages for Lessee'S default hereunder an amount equal to the amount, if any, by which (A0 the sum of (1) the aggregate Casualty Value of such units of Equipment on the date such notice is given, (ii) all rent owing hereunder to and including the rent payment date immediately preceding the date such a notice is given, (iii) all costs and expenses incurred in searching for, removing, storing, repairing, and selling such units of Equipment; (iv) all other amounts owing by Lessee hereunder, and (v) all costs and expenses, including (without limitation) reasonable legal fees and expenses, incurred by Lessor as a result of Lessee'S default hereunder, exceeds (B0 the amount received by Lessor upon the sale(s) of such units of Equipment; (4) upon notice to Lessee receive prompt payment from Lessee of an amount equal to the aggregate Casualty Value on the date such notice is given of all units of Equipment which have not been sold be Lessor pursuant to clause (3) above plus, to the extent not otherwise recovered from Lessee pursuant to said clause (3) all amounts and expenses of the types referred to in terms (iii)-(iv) of (A) of said clause (3) which have been incurred by Lessor as a result of Lessee'S default hereunder; (5) by notice to Lessee declare this Agreement terminated without prejudice to Lessor's rights in respect to obligations then accrued and remaining unsatisfied; or (6) avail itself of any other remedy or remedies provided for by any statue or otherwise available at law, in equity, or in bankruptcy or insolvency proceedings. The remedies herein set forth or referred to shall be cumulative.

11. SUBLEASE AND ASSIGNMENT. Lessee shall not without Lessor'S prior written consent, assign any right or interest in or to this Agreement or any Equipment or sublet or otherwise relinquish possession of any unit of Equipment.

Lessor and any direct or remote assignee of any right, title or interest of Lessor hereunder shall have the right at any time or from time to time to assign part or all of its right, title and interest in an to this Agreement or, subject to Lessee'S rights hereunder, to sell or grant a security interest in any unit(S) of Equipment. Lessor may obtain financing through a financial institution and secure such financial institution ("Secured Party") by granting a security interest or other lien on any or all of the Equipment, this Agreement and sums due under this Agreement. In such event (a) the security agreement or lien instrument will specifically provide that it is subject to Lessee'S rights as herein provided; (b) such assignment of this Agreement will not relieve Lessor from its obligations hereunder or be construed to be an assumption by Secured {arty of such obligations hereunder of such obligations (but Secured Party may perform at its option, some or all of Lessor'S obligations); (c) upon request by Secured Party, Lessee will make all payments of rent and other amounts due hereunder directly to Secured Party; (d) Lessee hereby agrees for the benefit of Secured Party that Lessee'S obligations hereunder, including (without limitations) its obligation to pay rent and other amounts due hereunder, shall not be subject to any reduction, abatement, defense, set off, counter-claim or recoupment for any reason whatsoever; and (e) Lessee will not, after obtaining knowledge of any such assignment, consent to any modification of this Agreement without the consent of Secured Party. Only that counterpart hereof labeled "Lease Original" shall be effective by delivery to transfer any rights of Lessor hereunder to a Secured Party.

12. LESSOR'S RIGHTS TO PERFORM. If Lessee fails to make any payments or to perform any of its other covenants. The amount of any such payment ans Lessor'S expenses, including (without limitation) reasonable legal fees and expenses in connection therewith and with such performance, shall thereupon become payable by Lessee to Lessor upon demand as additional rent hereunder.

13. FURTHER ASSURANCES, FINANCIAL STATEMENTS. Lessee agrees, at its expense, promptly upon Lessor'S written request, to execute and deliver such instruments and to take such other action as may reasonably be necessary in the opinion or the Lessor to protect Lessor'S interest, including without limitation landlord and mortgage waivers and easements and Uniform Commercial Code financing statements. Lessee agrees to furnish Lessor, upon request, with copies of Lessee'S annual audit reports and such other financial information as Lessor may reasonably request.

14. NOTICES. Any notice hereunder shall be in writing and, if mailed, shall be deemed to be given when sent by first class mail, postage prepaid, and addressed to the parties at their respective addresses shown above or at such other address as either party may designate as its address for purposes of notice hereunder.

15. CASUALTY VALUE. The "Casualty Value" of any unit or units of Equipment shall mean as of any rent payment date the sum of (I)j the aggregate unpaid rent payments for the remaining full lease term of such unit or units hereunder.

16. MISCELLANEOUS. If this Agreement or any provision hereof shall be deemed invalid, illegal or unenforceable in any respect or in any jurisdiction, the validity, legality, and enforceability of this Agreement in other respects and other jurisdictions shall not be in any way impaired or affected thereby. No breach or default by Lessee or waiver of any of Lessor'S rights hereunder. Lessee hereby waives any right to assert that Lessor cannot enforce this Agreement or that this Agreement is invalid because of any failure of Lessor to qualify to do business in any jurisdiction. In the event that the commencement date for rent payments in Section 3 hereof is left blank at the time this Agreement is signed, Lessee hereby authorizes Lessor to insert in the signed copies of this Agreement in its possession the appropriate commencement date based on the Lessee'S date of acceptance of the units of Equipment leased hereunder. If more than one party shall sign this Agreement as Lessee, all such parties shall be binding upon Lessor and Lessee and their respective successors and assigns, and shall inure to the benefit of Lessor and Lessee and the Successors and assigns of Lessor.

Executed on 09/12/92             Accepted on 09/11/92
CADOM, INC.   (Lessee)           SYNERCOM, INC.            Lessor)

By S/                            By S/
Title: Vice President             Title: Vice President

EXHIBIT 10.9


EQUIPMENT LEASE AGREEMENT

Lessor:  SYNERCOM, INC,(herein called "Lessor")
Address: 179 North Broad Street, Milford, Ct 06460
Lessee:  Cadom, Inc.(herein called "Lessee:)
Address: 179 North Broad Street, Milford, Ct 06460

1. Lease. Lessor hereby leases to Lessee and Lessee hereby leases from Lessor, the following personal property (herein called
"Equipment"):

QUANTITY   MAKE/MANUFACTURER-DESCRIPTION     MODEL NO.      SERIAL NO.

    1        Ikegai                         T167-10         50690V
    1        Ikegai                           TV4           50265V




Place of Installation  46 Quirk Road   Milford, CT 06460

2. LEASE TERM. The term of lease hereunder shall commence on the date of acceptance of the Equipment by Lessee and shall continue for a period of 60 months. Lessee shall have the right at the end of the initial lease term upon not less that 60 days prior written notice to Lessor to purchase the Equipment for $15,000.00.

3. RENT: NET LEASE. Lessee shall pay Lessor rent for the Equipment during the term hereof in m 36 monthly installments as follows:


                                     Year One   $4,500.00 per month
                                     Year Two   $4,400.00 per month
                                     Year Three $4,300.00 per month


The first and last 0 installments in the aggregate amount of $0 being payable on the signing of this Agreement and the remaining 36 installments being payable commencing July 1,1995 continuing on the same day of each month thereafter for the term hereof. Any such amounts received by Lessor pursuant to the foregoing sentence in the excess of the rent due for the first month of the lease term hereof shall be held by Lessor as security for Lessee'S performance hereunder. If Lessee is not in default hereunder ( or any other lease between the parties hereto), said security shall be applied by Lessor at the end of the lease term hereof toward the payment of the rent installments so indicated.

All rent and other amounts due hereunder shall be paid to Lessor at its office at P.O. Box 470 Milford or at such other place as Lessor shall specify. In the event any rent or other amounts due hereunder shall not be paid promptly when due, Lessee shall pay Lessor, as additional rent hereunder, interest on such overdue amount from the due date thereof to the date of payment thereof at a rate equal to the lesser of (I) 12% per annum, or (ii) the maximum rate permitted by law. This Agreement provides for a new lease and the rent and other amounts due hereunder form Lessee shall not be subject to any defense, claim, reduction, set-off or adjustment for any reason whatsoever.

4. WARRANTIES.  LESSOR MAKES NO EXPRESS OR IMPLIED WARRANTY
WHATSOEVER OF TITLE,
MERCHANTABILITY, FITNESS FOR ANY PURPOSE OR OTHERWISE REGARDING THE
EQUIPMENT OR
ANY UNIT THEREOF except that Lessor makes to Lessee the current manufacturer'S warranty with respect to the Equipment as set forth ion the warranty form to be delivered to the Lessee in connection therewith, if any, Lessee represents and warrants that it has full power and authority to execute, deliver and perform this Agreement and that this Agreement constitutes it legal, valid and binding obligation.

5. USE OF EQUIPMENT. The Equipment shall be the exclusive property of the Lessor. Lessee shall have no rights therein except the right to use the Equipment so long as Lessee is not in default hereunder. Lessee agrees that the Equipment will be used solely in the conduct of its business and with due care to prevent injury thereto or to any person or property, and in conformity with all applicable laws, ordinance, rules regulations, l and other requirements of any insurer or governmental body. Lessee shall not permit the Equipment to become or remain a fixture to any real estate or an accession to any person not leases hereunder. Lessor or its duly authorized representative may from time to time inspect the Equipment and Lessee'S records with respect thereto wherever the same may be located. Lessee shall not, without Lessor'S prior written consent, remove any Equipment form the location set forth in Section 1 hereof or permit any lien, charge, encumbrance, security interest. or other similar interest to arise or remain on any Equipment. Lessee shall place and maintain on each unit of Equipment a notice disclosing Lessor'S ownership thereof and shall maintain on each unit of Equipment the serial and other identifying numbers, if any, set forth in Section 1 hereof.

6. TAXES: INDEMNIFICATION. Lessee agrees to pay and to indemnify and hold Lessor harmless form and against all sales, use, personal property, leasing use, stamp, or other taxes (together with any penalties, fines, or interest thereon) imposed against Lessor, Lessee or the Equipment by any governmental authority with respect to the Equipment or upon the purchase, ownership delivery, lease, possession, use, operation, return, sale or other disposition thereof, or upon the rentals therefrom or upon or with respect to this Agreement (excluding, however, Federal and State Taxes, on, or measured by, the net income of Lessor.)

Lessee further agrees to and does hereby indemnify and hold Lessor harmless from and against any and all expense, liability or loss whatsoever, including (without limitation) reasonable legal fees and expenses, relating to or in any way arising out of this Agreement or the purchase, ownership, lease , operation, return or sale of the Equipment (including, without limitation, expense, liability or loss relating to or in any way arising out of injury to persons or property, patent and invention rights or strict liability in tort). The indemnities and agreements of Lessee contained in this Section 6 shall survive and continue in full force and effect notwithstanding termination of this Agreement or of the lease of any or all units of Equipment hereunder.

7. INSURANCE. Lessee will retain physical damage and liability insurance covering the Equipment in the name of Lessor and Lessee in such amounts and in such form as Lessee would in the prudent management of its properties maintain with respect to similar equipment owned by it. In all events, Lessee will maintain insurance against all risks of physical damage to the Equipment as provided under a standard all-risk policy in the amount not less than the Casualty Value of the Equipment. Each such insurance policy shall provide that all losses thereunder will be adjusted with Lessee or Lessor, that the proceeds thereof will be payable to Lessor and Lessee as their respective interests shall appear and that the insurer will give Lessor at least 10 days prior written notice of any alteration in the terms of such policy or of the cancellation thereof. Lessee shall at Lessor'S request furnish a certificate of insurance evidencing such coverage.

8. MAINTENANCE OF EQUIPMENT: EVENT OF LOSS. Lessee shall keep the Equipment in good repair, condition and working order and shall supply all parts, service and other items required in the operation and maintenance thereof. All parts, improvements and replacements of any Equipment shall immediately become Equipment and the property of the Lessor. Lessee assumes all risk of, and Lessee'S obligations under this agreement shall continue unmodified despite, any loss, theft, destruction\ion, damage, condemnation, requisition, taking by eminent domain or other interruption or termination use of any Equipment regardless of the cause thereof. Upon the happening of any loss, theft, destruction or damage which renders any unit of Equipment beyond repair, or other condemnation, requisition, taking by eminent domain or other interruption or termination of use of any unit of Equipment regardless of the cause thereof, Lessee shall on the next subsequent rent payment date hereunder with respect to such unit of Equipment pay to Lessor the Casualty Value (as hereafter defined and determined as of such next subsequent rent payment date) of such unit of Equipment. Upon payment of such Casualty Value and payment of any other amount owing by Lessee hereunder, rent on such unit of Equipment shall cease and Lessor shall transfer to Lessee, without any representation or warranty of any kind, express, or implied, whatever title to such unit of Equipment it may have.

9. RETURN OF EQUIPMENT: PURCHASE. Upon the final termination of the lease of any unit of Equipment or any renewal thereof (other than a termination under Section 8), Lessee shall assemble and return such unit of Equipment to Lessor in the same condition as when received, ordinary wear and tear accepted, at such location as Lessor shall specify.

10.  EVENTS OF DEFAULT.
                  (a) The following shall be events of default
hereunder, (I) default , and continuance thereof for 15 days, in the payment of any rent or other amount hereunder; (ii) default in the performance of any of Lessee'S other agreements herein set forth and continuance of such default for 30 days after notice thereof from Lessor to Lessee; (iii) any representation or warranty made by Lessee in this Agreement, or any report, notice or other writing furnished by Lessee to Lessor in connection herewith, is untrue in any material respect; (iv) Lessee becomes insolvent or unable to pay its debts as they mature, or any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy, or insolvency law, or any dissolution or liquidation proceeding is instituted by or against Lessee and if instituted against Lessee is consented to or acquiesced in by Lessee or remains for 30 days undismissed.
                 (b) Upon the happening of an event of default,
Lessor shall (except to the extent otherwise  required by law ) be entitled to :
(1) proceed to enforce performance by Lessee of the applicable covenants and terms of this Agreement or to recover damages for the breach thereof; (2) repossess any or all units of Equipment without prejudice to any remedy or claim hereinafter refereed to; (3) elect to sell any or all units Equipment after giving 15 days notice to Lessee, at one or more public or private sales and recover from Lessee as liquidated damages for Lessee's default hereunder an amount equal to the amount, if any, by which (A the sum of (1) the aggregate Casualty Value of such units of Equipment on the date such notice is given, (ii) all rent owing hereunder to and including the rent payment date immediately preceding the date such a notice is given, (iii) all costs and expenses incurred in searching for, removing, storing, repairing, and selling such units of Equipment; (iv) all other amounts owing by Lessee hereunder, and (v) all costs and expenses, including (without limitation) reasonable legal fees and expenses, incurred by Lessor as a result of Lessee'S default hereunder, exceeds (B. the amount received by Lessor upon the sale(S) of such units of Equipment; (4) upon notice to Lessee receive prompt payment from Lessee of an amount equal to the aggregate Casualty Value on the date such notice is given of all units of Equipment which have not been sold be Lessor pursuant to clause (3) above plus, to the extent not otherwise recovered from Lessee pursuant to said clause (3) all amounts and expenses of the types referred to in terms (iii)-(iv) of (A) of said clause (3) which have been incurred by Lessor as a result of Lessee'S default hereunder; (5) by notice to Lessee declare this Agreement terminated without prejudice to Lessor'S rights in respect to obligations then accrued and remaining unsatisfied; or (6) avail itself of any other remedy or remedies provided for by any statue or otherwise available at law, in equity, or in bankruptcy or insolvency proceedings. The remedies herein set forth or referred to shall be cumulative.

11. SUBLEASE AND ASSIGNMENT. Lessee shall not without Lessor'S prior written consent, assign any right or interest in or to this Agreement or any Equipment or sublet or otherwise relinquish possession of any unit of Equipment.

Lessor and any direct or remote assignee of any right, title or interest of Lessor hereunder shall have the right at any time or from time to time to assign part or all of its right, title and interest in an to this Agreement or, subject to Lessee'S rights hereunder, to sell or grant a security interest in any unit(S) of Equipment. Lessor may obtain financing through a financial institution and secure such financial institution ("Secured Party") by granting a security interest or other lien on any or all of the Equipment, this Agreement and sums due under this Agreement. In such event (a) the security agreement or lien instrument will specifically provide that it is subject to Lessee'S rights as herein provided; (b) such assignment of this Agreement will not relieve Lessor from its obligations hereunder or be construed to be an assumption by Secured {arty of such obligations hereunder of such obligations (but Secured Party may perform at its option, some or all of Lessor'S obligations); (c) upon request by Secured Party, Lessee will make all payments of rent and other amounts due hereunder directly to Secured Party; (d) Lessee hereby agrees for the benefit of Secured Party that Lessee'S obligations hereunder, including (without limitations) its obligation to pay rent and other amounts due hereunder, shall not be subject to any reduction, abatement, defense, set off, counter-claim or recoupment for any reason whatsoever; and (e) Lessee will not, after obtaining knowledge of any such assignment, consent to any modification of this Agreement without the consent of Secured Party. Only that counterpart hereof labeled "Lease Original" shall be effective by delivery to transfer any rights of Lessor hereunder to a Secured Party.

12. LESSOR'S RIGHTS TO PERFORM. If Lessee fails to make any payments or to perform any of its other covenants. The amount of any such payment ans Lessor'S expenses, including (without limitation) reasonable legal fees and expenses in connection therewith and with such performance, shall thereupon become payable by Lessee to Lessor upon demand as additional rent hereunder.

13. FURTHER ASSURANCES, FINANCIAL STATEMENTS. Lessee agrees, at its expense, promptly upon Lessor'S written request, to execute and deliver such instruments and to take such other action as may reasonably be necessary in the opinion or the Lessor to protect Lessor'S interest, including without limitation landlord and mortgage waivers and easements and Uniform Commercial Code financing statements. Lessee agrees to furnish Lessor, upon request, with copies of Lessee'S annual audit reports and such other financial information as Lessor may reasonably request.

14. NOTICES. Any notice hereunder shall be in writing and, if mailed, shall be deemed to be given when sent by first class mail, postage prepaid, and addressed to the parties at their respective addresses shown above or at such other address as either party may designate as its address for purposes of notice hereunder.

15. CASUALTY VALUE. The "Casualty Value" of any unit or units of Equipment shall mean as of any rent payment date the sum of (I)j the aggregate unpaid rent payments for the remaining full lease term of such unit or units hereunder.

16. MISCELLANEOUS. If this Agreement or any provision hereof shall be deemed invalid, illegal or unenforceable in any respect or in any jurisdiction, the validity, legality, and enforceability of this

Agreement in other respects and other jurisdictions shall not be in any way impaired or affected thereby. No breach or default by Lessee or waiver of any of Lessor'S rights hereunder. Lessee hereby waives any right to assert that Lessor cannot enforce this Agreement or that this Agreement is invalid because of any failure of Lessor to qualify to do business in any jurisdiction. In the event that the commencement date for rent payments in Section 3 hereof is left blank at the time this Agreement is signed, Lessee hereby authorizes Lessor to insert in the signed copies of this Agreement in its possession the appropriate commencement date based on the Lessee'S date of acceptance of the units of Equipment leased hereunder. If more than one party shall sign this Agreement as Lessee, all such parties shall be binding upon Lessor and Lessee and their respective successors and assigns, and shall inure to the benefit of Lessor and Lessee and the Successors and assigns of LESSOR.


Executed on July 1, 1995                   Accepted on July 1, 1995
Cadcom, Inc. (Lessee)                      Synercom, Inc.  (Lessor)

By: S/                                     By: S/
Title: Vice President                      Title: Vice President

EXHIBIT 10.10
                               FRANCHISE AGREEMENT


     THIS FRANCHISE AGREEMENT ("Franchise Agreement") is entered into as of _______________, 19___ (the "Effective Date"), by and between the United States Basketball League, Inc., a Delaware corporation ("Franchisor" or "USBL", "We",
"we",        "us"        or        "our"),         and         _________________
____________________________________________________________   ("Franchisee"  or
"You", "you," or "your") (together the "Parties") as follows:


                              W I T N E S S E T H:

     We have developed and we supervise a franchise system (the "USBL System") under certain "Trademarks" and/or "Marks" (as defined in Section 1.03(c) hereof) for the operation of professional basketball teams in a basketball league known as the United States Basketball League ("USBL") whereby you will operate such a USBL team as part of the USBL System in which other USBL teams will participate (individually referred to as a "USBL Franchise" and collectively referred to as the "USBL Franchises");

     We are the owner of the USBL System and the Trademarks and all rights in respect thereto;

     You acknowledge that we have developed substantial good will in respect to use of the Trademarks and that we have operated under and developed a distinct identity with said Trademarks;

     The USBL System, mutually conducted by the franchisees thereof, in accordance with the provisions of this Franchise Agreement and our Operations Manual, as amended from time to time (the "Operations Manual"), is intended to enable such USBL Franchises to benefit from our expertise and operate effectively in their respective market places. We have formulated a method of training and assisting such USBL Franchises, as well as centralized programs for use by these franchises;

     You acknowledge that we provided you with a copy of the Uniform Franchise Offering Circular relating to the offer and sale of our franchises at the earliest of (a) the first personal meeting between you and our representatives,
(b) ten (10) business days before the signing of this Agreement or any related agreement, or (c) ten (10) business days before any payment from you to us in connection with this Agreement. You further acknowledge that you received a full and complete copy of this Agreement as herein constituted at least five (5) business days prior to signing this Agreement;

     You hereby acknowledge that you have read our Uniform Franchise Offering Circular, the Operations Manual and this Agreement and you understand and accept the terms and conditions contained herein; and

     You desire to be licensed (Franchise) by us to utilize the USBL System, including our Trademarks and good will to conduct a USBL Franchise. We are willing to grant to you a Franchise, in accordance with the provisions of this Agreement and the Operations Manual, at the location and for the terms set forth below.

     NOW, THEREFORE, for and in consideration of the premises, the mutual covenants and agreements written in this Agreement, and for other good and valuable consideration, the receipt, adequacy and sufficiency whereof being hereby acknowledged by the parties hereto, the Parties do hereby mutually covenant and agree as follows:

                         ARTICLE 1 - GRANT OF FRANCHISE

     1.01 Grant of Franchise. We grant to you, and you hereby accept from us the exclusive Franchise to operate a USBL Team in the "Exclusive Franchised Area" described in Section 2.01 of this Agreement, and to participate with other teams in the professional basketball league known as the USBL. During the "Initial Term" and any "Renewal Term" hereof, as respectively defined in Sections 5.01 and 5.02 hereof, such USBL Franchise shall be conducted in strict accordance with (I) this Agreement and any addendum or other ancillary written agreement relating hereto, and (ii) the Operations Manual. Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall accord you any right, title or interest in and to the Trademarks, the USBL System, or the methods of operation or good will of USBL except such rights as may be expressly granted hereunder.

     1.02 Grant of Licensed Rights. We hereby grant to you, during the term hereof, the right to use our USBL System and to use and display the Trademarks, in accordance with the provisions contained herein and in the Operations Manual, solely in connection with the operation of the USBL Franchise (the "Licensed Rights"). You agree to supervise all of your employees and agents in order to ensure the proper usage and display of the Trademarks in accordance with Section
7.05 hereof. You shall not use or display the Trademarks in connection with the operation of any other business or the performance of any other service not contained within the scope of the USBL Franchise. Notwithstanding any other provision of this Agreement to the contrary, nothing contained herein shall give you any right, title or interest in or to the USBL System or any of the Trademarks, except a mere privilege and license during the Initial Term or any Renewal Term hereof to use and display the same according to the limitations provided in (I) this Agreement, and (ii) the Operations Manual.

     1.03        Definitions.

     (a) Fiscal Year. The term "Fiscal Year" shall mean, for the first such Fiscal Year, the period commencing with the Effective Date and ending on December 31st, and thereafter shall mean each successive calendar year.

     (b) Gross Receipts. The term "Gross Receipts" shall mean the total amount of receipts from all sources for all products and services sold in, on, about or from the USBL Franchise, directly or indirectly, by you and any of your affiliates and subsidiaries involved with such products and services, including, but not limited to, ticket sales, advertising sales, sale of merchandise, media payments and the fair market value of any goods, services, barter transactions, and/or evidence of indebtedness accepted in lieu of cash. In arriving at Gross Receipts, the following items shall be excluded: (I) amounts received for capital interests in your Franchised Business or for the bulk sale of your Franchised business; (ii) any loan proceeds; (iii) any refunds from suppliers;
(iv) any payments received from us or arising from contracts negotiated by us, including, but not limited to, league sponsors and media revenue; (v) any tax refunds; or (vi) any sales/admissions taxes collected under requirements of federal, state and local tax authorities.

     (c) Trademarks.  The term "Trademarks" shall include,  without  limitation,
(I) those proprietary marks for which an application for registration has been filed with the United States Patent and Trademark Office; (ii) those proprietary marks on the Principal Register of the United States Patent and Trademark Office, including, but not limited to, Registration Number 1,348,637, Registration Number 1,375,316, Registration Number 1,381,843, Registration Number 1,425,992, and Registration Number 1,502,588, and (iii) any and all trademarks, trade names, service marks, logo types, insignias, designs and other commercial symbols which we now use or will hereafter use to identify the USBL System.

     (d) Abandoning. The term "Abandoning" shall include, but shall not be limited to, a failure on your part at any time during the Initial Term or any Renewal Term thereof, to keep the USBL Franchise open and operating for a period of five (5) consecutive business days without our prior written consent, unless such failure to operate is due to fire, flood, earthquake or other similar acts of God beyond your control.

                        ARTICLE 2 - LOCATION OF FRANCHISE

     2.01 Exclusive Franchised Area. It is understood and agreed that you will have the exclusive right to operate a USBL Franchise and to use the USBL System and Trademarks in the USBL Franchise operated within the following geographical
area           (the           "Exclusive            Franchised           Area"):
________________________________________________.  The Exclusive Franchised Area
will comprise an area within a twenty-five (25) mile radius of your Franchised Location (Exclusive Franchised Area). You shall establish and maintain an office within such Exclusive Franchised Area. During the term of this Agreement, we will not, without your prior written consent, establish or operate or grant a franchise to establish or operate a USBL Franchise within the Exclusive Franchised Area other than pursuant to this Agreement. USBL franchises which visit the Exclusive Franchised Area to play basketball games are permitted to participate therein in advertising and promotion.

     2.02 Lease of Franchisee's Approved Arena. As soon as practical after the execution of this Franchise Agreement, you shall arrange a lease in a suitable arena in the Exclusive Franchised Area, subject to approval by USBL of such arena, and such arena upon said approval shall be referred to as the "Approved Arena" in which your home games will be played. We may provide, at your request, assistance in the negotiation of your Approved Arena. Upon completion of negotiation of the lease for the Approved Arena, you shall submit said lease to us for approval before being executed by us. Said lease of the Approved Arena shall include provisions that (I) USBL is not a party, a surety or guarantor for the lease and shall have no obligation or responsibility of any kind whatsoever in connection with the lease, and (ii) in the event you shall be deemed to be in default under such lease, we, at our sole option, shall have the right to cure such default and by virtue thereof become the lessee under such lease. Notwithstanding any other provision of this Franchise Agreement to the contrary, nothing contained herein shall be construed to permit your Franchised USBL team to play its home games outside the Exclusive Franchised Area.

                       ARTICLE 3 - SERVICES BY FRANCHISOR

     We agree that during the term of this Franchise Agreement, USBL shall use its best efforts to maintain the excellent reputation of all USBL Franchises and, in connection therewith, shall make available to you the following:

     3.01 Initial Training. USBL shall provide initial training in the USBL System, including standards, methods, procedures and techniques, for each person identified in Section 4.01 hereof, at such times and places as USBL may, in its sole discretion, designate for its training program, and subject to the other terms of Article 4 hereof.

     3.02 Set-up of USBL Franchise. We shall provide to you such assistance as we determine may be required in the set up of a USBL Franchise. We may assist you in leasing the Approved Arena.

     3.03 Opening of USBL Franchise. We may provide you such assistance as we determine you may require in connection with the opening of the USBL Franchise, including assistance by USBL personnel in the planning and development of initial marketing programs.

     3.04 Operations Manual. We shall provide you with a copy of the Operations
Manual, and any other manuals or training aids, as may be created or revised from time to time by USBL.

     3.05 Marketing. USBL shall provide to you such marketing and other data, advice, or materials as may from time to time be developed by USBL and deemed by us to be helpful to you in the operation of the USBL Franchise.

     3.06 Periodic Assistance. We shall provide to you with such periodic, continuing individual or group advice, consultation and assistance rendered by personal visit or telephone, or by newsletters or bulletins made available from time to time to all franchisees of USBL, as USBL, in its sole discretion, may deem necessary or appropriate.

     3.07 Bulletins, Guidelines and Reports. USBL shall provide to you such bulletins, guidelines, and reports as may from time to time be developed by us regarding our plans, policies, research, development and activities as USBL in its sole discretion, may deem appropriate.

     3.08 Resources Developed in the Future. We shall provide to you such special techniques and other operational developments as may be developed from time to time by USBL and deemed by us to be helpful in the operation of USBL Franchises.

     3.09 Accounting System. USBL shall provide to you a standardized accounting and reporting system as part of the Operations Manual.

     3.10 On-going Support Services. USBL at its sole discretion and expense will make on-site visits to USBL location in the Exclusive Franchised Area throughout the term of this Agreement. The purpose of these visits will be to assist you with your day-to-day operations, techniques and methods and to provide periodic review of and assistance with your USBL Franchise. These periodic visits shall additionally serve, when necessary, as in-field training sessions for the purpose of communicating new techniques and procedures to you.

     3.11 Rules and Regulations. USBL shall provide you with a copy of the USBL Rules and Regulations to be utilized by all USBL teams and shall update such Rules and Regulations from time to time.

     3.12 Scheduling. USBL shall perform all scheduling for pre-season, regular season, and post-season games.

     3.13 All Star Team. USBL may at its sole discretion assemble, promote and pay travel expenses for an All Star Team to play in an All Star Game each season.

     3.14 Officials. USBL shall recruit, screen, select and provide officials to referee all games at no cost to you.

     3.15 Player Draft. We will coordinate a player draft prior to each season and shall pay all expenses associated with conducting said draft except for your travel and living expenses.

     3.16 Sponsors and Media Contracts. USBL shall exert its best efforts to negotiate and execute promotional and media contracts and shall manage and monitor all league sponsors and league media contracts. We will pay you your portion of any such revenue in accordance with the League wide Revenue Sharing, page 7.

     3.17 Statistics. We will organize and summarize all game and player statistics received from USBL teams and distribute them to the media and the teams.

     3.18 Media Promotion. We will from time to time develop and distribute promotional material, information and stories to the media regarding the USBL, teams, owners, management, officials, coaches and players.

     3.19 National Basketball Association. We will use our best efforts to promote and develop cooperation and relationships with the National Basketball Association ("NBA")
and NBA teams.

     3.20 League Meetings. We will conduct meetings of franchisees from time to time and you shall be required to attend such meetings at your own expense.

     3.21        League wide Revenue Sharing Plan

We have established a media revenue sharing plan which may occur in regard to profits remaining from revenue obtained through media sales and sponsorship sales during each season. These payments are only distributed to franchisees after all commissions are deducted and paid and after all television or radio production costs are deducted paid and it is therefore based on the net profit from television sponsors. Each franchise (current in royalty payments, fines, etc. with USBL) in the USBL will receive their percentage or Unit* payments of the remaining income or profit directly attributable to the profits generated on an annual basis from the League wide "USBL Game of the Week" television package. The Unit* payments to teams will be paid based on the following schedule with each season schedule beginning from a threshold of $50,000.00 profit basis and at USBL's sole discretion.

$50,000 up to $250,000           -     70% to Teams on a Unit basis,
     in profits after commissions and expenses -        30% to USBL, Inc.
     for television costs and for production and related costs.

$250,001 up to $500,000       -     60% to Teams on a Unit basis,
     in profits after commissions and expenses   -        40% to USBL, Inc.
     for television costs and
     production and related costs.

$500,001 and up          - 50% to Teams on a Unit basis,
     in profits after commissions and expenses          - 50% to USBL, Inc.
     for television costs and
     production and related costs.


Based on profits remaining after expenses which occur in any one individual year.


*Unit = one year of service as a USBL team in total compliance with all criteria i.e.
royalties, dues, fines, etc. included in the Uniform Franchise Agreement.


                    ARTICLE 4 - FRANCHISOR'S TRAINING PROGRAM

     4.01 Training Program. USBL conducts managerial training programs at various times for the benefit of new and existing franchisees. During our initial training program of three (3) days presented by the USBL Commissioner and staff at the USBL offices, the Operations Manual is reviewed and discussed, including, but not limited to, generation of revenue, ticket sales, promotions, community support, media communications, contract negotiations, player relations, travel, sponsors, league draft, league meetings and USBL Rules and Regulations. The following persons shall satisfy all the conditions established by USBL from time to time for admission to, and graduation from, our initial training program at the training school designated by us, and such persons, at your sole expense, shall attend and satisfactorily complete the initial training program and any additional training programs which may in the future be established by USBL:

     (a)    You, if you are an individual.

     (b) Each person who is actively involved in the management of the Franchised business or the operation of the USBL Franchise.

     (c) Each person who has an interest in the Franchised Business (if you are a group of individuals, a corporation, a partnership, an unincorporated association or a similar entity), if such person is requested in writing by you to so comply.

     4.02  Successfully  Complete  Training  Program.  Each person designated in
Section 4.01 hereof shall successfully complete our initial training program to our satisfaction, and upon your failure or any other person designated in
Section 4.01 hereof to complete the initial training program successfully for any reason whatsoever, a substitute trainee, satisfactory to USBL, shall attend and successfully complete the initial training program and shall thereafter operate or supervise the operation of the USBL Franchise if we, at our sole option, so direct.

                          ARTICLE 5 - TERM AND RENEWAL

     5.01 Initial Term. The "Initial Term" of this Franchise Agreement shall be ten (10) years from the Effective Date hereof, unless sooner terminated pursuant to Section 13.02 hereof. You specifically acknowledge and agree that in the event the term of the lease which you negotiate for the Approved Arena does not equal the Initial Term of the Franchise Agreement, you shall bear the total risk of not being permitted to remain at the Approved Arena for the entire Initial Term of the Franchise Agreement. In the event you are not permitted to remain at the Approved Arena for the entire Initial Term of the Franchise Agreement, we will use our best efforts to assist you in finding another location to serve as the Approved Arena for the remainder of the Initial Term of the Franchise Agreement; however, it is specifically understood and agreed to by you that we are under no obligation whatsoever to actually find or provide another location to serve as the Approved Arena and we have made no representation that we will be able to find or provide such other location to serve as the Approved Arena for the remainder of the Initial Term of the Franchise Agreement. You further specifically acknowledge and agree that in the event you are not permitted to remain at the Approved Arena for the entire Initial Term of the Franchise Agreement, whether or not we have been able to find or provide such other location to serve as the Approved Arena for the remainder of the Initial Term of the Franchise Agreement, you shall not be entitled to a refund of any of the Initial Franchise Fee paid by you to USBL pursuant to Section 4.01 hereof.

     5.02 Renewal Term.  Subject to the terms and  conditions  contained in this
Section 5.02, you shall have the right to renew this Agreement for additional consecutive "Renewal Term(s)" of ten (10) years each upon the following terms and conditions:

     (a) Upon your written request received by us not more than twelve (12) months nor less than six (6) months prior to the expiration of the Initial Term hereof, or any subsequent Renewal Term, we will notify you of the expiration date of the then current term of this Franchise Agreement and shall transmit to you a copy of the then current franchise agreement used by USBL in connection with the issuance of new franchises.

     (b) Within thirty (30) days after receipt by you of said notice and franchise agreement, you shall execute and deliver two (2) executed copies of the franchise agreement and payment of the Renewal Fee (as shown in Section 6.03) to us; we shall then execute both copies thereof and return one (1) copy to you. If you fail or refuse to execute and deliver such renewal of the franchise agreement within the thirty (30) day period shall be deemed an election by you not to renew the franchise.

     (c) Your right to renew this Agreement shall be subject to and conditioned upon the following conditions:

            (I) At the time that you execute any new franchise agreement in connection with the franchise renewal process and at the time of the commencement of any such Renewal Term, you shall not be in default and shall have fully performed all of your obligations under this Agreement and any and all other applicable written agreements then in force and effect between you and us.

            (ii) In the event we determine not to renew this Agreement by reason of a default by you under this Agreement or the failure by you to fully perform your obligations under this Agreement and any and all other applicable agreements, then and in such event, we must give you notice of our intention not to renew within thirty (30) days after the date you give notice of your intention to renew.

     If an act, event, omission or occurrence which would give us the right not to renew this Agreement occurs subsequent to the renewal date, we shall have the right to terminate this Agreement as renewed in accordance with the provisions of Article 13 hereof.

     (d) Subsequent to the date that you sign any franchise agreement which shall operate to extend or renew this Franchise Agreement, and prior to the effective date thereof, you shall bring each USBL Franchise which you operate into compliance with the standards then applicable to new USBL Franchises, as specified in the Operations Manual.



                              ARTICLE 6 - PAYMENTS BY FRANCHISEE

     6.01 Payment for Franchise. Simultaneously with the execution of this Agreement, you shall pay to USBL an initial franchise fee (the "Initial Franchise Fee") in the amount of Three Hundred Thousand Dollars ($300,000.00). Upon acceptance of this Agreement by USBL, said Initial Franchise Fee shall be deemed fully earned and non-refundable as consideration for expenses incurred by us and for our lost or deferred opportunity to franchise others.

     6.02 Annual Continuing Royalty. In addition to the Initial Franchise Fee, for each Fiscal Year, or fraction thereof, during the term of this Agreement, you shall pay to us an "Annual Continuing Royalty" equal to the greater of (I) five percent (5%) of its Gross Receipts for such Fiscal Year, or fraction thereof, or (ii) Thirty Thousand Dollars ($30,000.00).

     The Annual Continuing Royalty shall be payable from the date the USBL Franchise commences operation. Payment of the Annual Continuing Royalty during the term of this Agreement shall be made by you to USBL in installments of Two Thousand Five Hundred Dollars ($2,500.00) each on or before the fifteenth (15th) day of each of the following months: January, February, March, April, May, June, July, August, September, October, November and December of each Fiscal Year. Any additional amount due in excess of Thirty Thousand Dollars ($30,000.00) shall be due and payable on December 31st of each Fiscal Year. Any payment not made when due shall be considered delinquent if not received within thirty (30) days after the due date. If you are more than thirty (30) days late in paying any amount due during the term of this Agreement, interest at the lesser of the rate of eighteen percent (18%) per annum or the maximum rate of interest permitted by law and shall be due and payable on the unpaid balance from the date such payment was due until the date paid. Time is of the essence of this Agreement and, in the event any sum due to be paid hereunder by you to us is collected or enforced by law or through an attorney-at-law or under advice therefrom, you shall pay to us, in addition to any and all sums due hereunder, all costs and expenses of collection, including fifteen percent (15%) of the then outstanding amount thereof and interest thereon, as attorneys' fees.

     In addition, upon our request, you shall obtain and maintain a Letter of Credit or other guaranty of payment acceptable to us in the amount of One Hundred Thousand Dollars ($100,000.00) from February 1st through August 31st of each Fiscal Year. Any Annual Continuing Royalty payment not paid when due will be paid from such Letter of Credit or guaranty immediately upon request of USBL.

     6.03 Renewal Fee. The "Renewal Fee" for each Renewal Term shall be the greater of (I) ten percent (10%) of the then current initial franchise fee being charged to new franchisees or (ii) Fifty Thousand Dollars ($50,000.00).

     6.04 Training Fee. The "Training Fee" is a $4,000.00 fee to be paid by you to us for each person(s) attending the initial program. You shall be responsible for transportation for each person who attends the initial training program.



 ARTICLE 7 - LIMITATION OF FRANCHISE SYSTEM AND LICENSED RIGHTS

You acknowledge and agree that:

     7.01 Franchise System and Licensed Rights. The USBL System and Licensed Rights granted hereunder are for your use only and cannot be sold, assigned or transferred, in whole or in part, except as set forth in Article 14 hereof.

     7.02 No Unauthorized Use of Franchise System and Licensed Rights. USBL is the exclusive owner of the Licensed Rights and of the identification schemes, sign facia, standards, specifications, operating procedures and other concepts embodied in the USBL System as granted pursuant to this Franchise Agreement. You will use the USBL System and the Licensed Rights strictly in accordance with the terms of this Agreement and the Operations Manual. Any unauthorized use of the USBL System and the Licensed Rights is, and shall be deemed to be, an infringement of our rights. Except as expressly provided in this Agreement and any other franchise agreement entered into between you and us, you shall acquire no right, title or interest in or to the USBL System or the Licensed Rights. Any and all good will associated with the USBL System and the Licensed Rights shall inure exclusively to our benefit, and upon the expiration or termination of this Agreement, no monetary amount shall be assigned as attributable to any good will associated with your use of the USBL System and the Licensed Rights. You will at no time take any action whatsoever to contest the validity or ownership of the USBL System and the Licensed Rights and the good will associated therewith.

     7.03 Franchisor's Name. You shall have no right to use in its corporate name the words "United States Basketball League" or "USBL" or "League of Opportunity" or any other names used by us in our corporate name. Upon termination or expiration of this Agreement for any reason whatsoever, and if you has heretofore obtained permission to use any such words in your corporate name, you shall immediately take all steps necessary to eliminate any such reference or use.

     7.04 Team Name. You shall select a name for your basketball team, and may select logos, insignias or other related materials to identify the team. Such name, logos, insignias or other related materials shall be submitted to us for our prior written approval before you commences use of such name, logos, insignias or other related materials. Upon our request at your sole expense, you shall arrange to have such name, logos, insignias or other related materials registered to become the property of USBL, and you agree to use such name, logos, insignias or other related materials only as permitted pursuant to this Franchise Agreement.

     7.05        Franchise System and Licensed Rights Are Non-Exclusive.
Except as provided
in Article 1 hereinabove, the USBL System and the Licensed Rights granted hereunder are nonexclusive, and we retain the right, in our sole discretion:

     (a) To continue to open and operate other USBL Franchises and to use the USBL System and the Licensed Rights at any location outside the Exclusive Franchised Area, and to license others to do so.

     (b) To develop, use and franchise the rights to any trade names, trademarks, service marks, trade symbols, emblems, signs, slogans, insignia or copyrights not designated by us as Licensed Rights.

     7.06  Proprietary   Marks  Are  Solely  Owned  by  USBL.  You  specifically
acknowledge and agree that the names "United States Basketball League" and logos, names and designs and "USBL" (included in the Trademarks) are valid service marks or trademarks solely owned by USBL, and that only USBL, or its designated franchisees, shall have the right to use such service marks, trademarks and such other Trademarks as may presently exist or be acquired by us and licensed for your use, along with all ancillary signs, symbols or other indicia used in connection or conjunction with the Trademarks. You further acknowledge that valuable good will is attached to the Trademarks and that you will use the Trademarks only in the manner and to the extent specifically permitted by this Agreement.

     You specifically understand and agree that your rights under the Trademarks are nonexclusive and that USBL, in its sole discretion, has the right to operate locations under the Trademarks and to grant to others rights in, to and under such Trademarks on any terms and conditions as we may deem appropriate.

     You expressly covenant that during the term of this Franchise Agreement, and after the expiration or termination thereof, you shall not, directly or indirectly, contest or aid in contesting the validity or ownership of the Trademarks.

     You agree to promptly notify us of any claim, demand, or suit based upon or arising from, or any attempt by any other individual or entity, to use the Trademarks in which we have a proprietary interest.

     7.07 Monitoring by Franchisee. You shall carefully monitor the performance of any person who is actively involved in the management or operation of the USBL Franchise.

     7.08 Inspection. In order to maintain a consistent image, we or its representatives shall have the right to conduct periodic inspections of the USBL Franchise and to take all actions we deem necessary to maintain the standards of the USBL System.

     7.09 Franchise Variations. We acknowledge that there may be peculiarities of a particular site or circumstance, density of population, business potential, population of trade area, existing business practices or some other condition which we deem to be of importance to the successful operation of a franchisee's business and that such condition may warrant us to vary our standard specifications and practices with respect to a particular franchisee. You shall not be entitled to require us to grant to you a like or similar variation hereunder. Nothing contained in this Section 7.09 shall be construed, however, to permit us during the term of this Agreement to vary or amend any term or condition of this Agreement, including, but not limited to, the Exclusive Franchised Area.

     7.10 Sole Responsibility of Franchisee. You shall be solely responsible for the performance of all obligations arising out of the operation of your USBL Franchise pursuant to this Franchise Agreement, including, but not limited to, the payment when due of any and all taxes levied or assessed by reason of such operation.

     7.11 Ability to Operate Business of Franchisee. You, and each person who is actively involved in the management or operation of the USBL Franchise, shall continuously demonstrate to us your ability to operate the USBL Franchise pursuant to the terms of this Agreement.

     7.12 Independent Ownership of Franchisee's Business. You shall clearly indicate in all public records, in your relationship with other persons, and in any offering circular, prospectus or similar document, the independent ownership of your USBL Franchise and that the operation of your USBL Franchise is separate and distinct from the operation of our business.




                              ARTICLE 8 - TIME WITHIN WHICH TO ESTABLISH THE
USBL
FRANCHISE

     8.01 Pursue Diligently the Establishment of USBL Franchise. You agree to pursue diligently the establishment of the USBL Franchise, and you agree that such USBL Franchise shall be established and operational within one hundred twenty (120) days from the date of signing this Agreement (but not later than February 1 of the Fiscal Year in which the next USBL season begins), except when delays are due to Acts of God, strikes, or other circumstances wholly beyond your control. The USBL Franchise shall be maintained and operated in compliance with all applicable laws, regulations and ordinances. An office with an address, phone and staff is required to be open for twelve months a year.

     8.02 Operational Within Time Period. If the USBL Franchise is not established and in operation within the time period specified in Section 8.01 hereof, or any other time during the ownership of the Franchise, you shall have the right to terminate this Franchise Agreement and the provisions of Section
13.05 hereof shall govern.

     8.03 Deviation From Approved Method of Operation. You shall not deviate from any approved method of operation of the USBL Franchise without the prior written consent and approval of USBL. If, at any time, we determine that you are not maintaining and operating the USBL Franchise substantially in accordance with the methods of operation approved by us, we shall, in addition to any other remedies, have the right to obtain an injunction from a court of competent jurisdiction against the continued operation of the USBL Franchise.

                ARTICLE 9 - STANDARDS AND UNIFORMITY OF OPERATION

     9.01 Operate in Accordance with Operations Manual. Your uniformity of method of operation, and adherence to the Operations Manual, a copy of which you acknowledge having received on loan from us, are essential to the image of the USBL Franchise. In recognition of the mutual benefits accruing from maintaining uniformity of service and marketing procedures, and in order to protect the USBL System and to maintain uniform standards of operation under the Licensed Rights, you shall operate the USBL Franchise in accordance with the Operations Manual for the term of this Agreement and any renewal thereof. You understand and acknowledge that we may, at any time and from time to time, revise the contents of the Operations Manual to implement new or different operating requirements applicable to all USBL Franchises, including any USBL Franchise owned by you, and you expressly agree to comply with each changed requirement within such reasonable time as we may require. You shall at all times ensure that your copy of the Operations Manual and any other manual given to you by us are kept current and up to date, and, in the event of any dispute as to the contents thereof, the terms of the master copy of the Operations Manual maintained by USBL at its principal place of business shall be controlling.

     (a) Treat as Confidential. You shall at all times treat as confidential, and shall not at any time disclose, copy, duplicate, record or otherwise reproduce or permit to be reproduced, in whole or in part, or otherwise make available to any person or source unauthorized by us, the contents of the Operations Manual.

     (b) Sole Property of Franchisor. The Operations Manual shall at all times remain the sole property of USBL and shall be promptly returned by you to us upon the expiration or other termination of this Franchise Agreement.

     9.02 Protection of Good Will. In further recognition of the mutual benefits accruing from maintaining uniformity of service and marketing procedures, and in order to protect the USBL System, the Licensed Rights and the good will associated therewith, you will:

     (a) Operate under the name "USBL" and advertise only under the Licensed Rights designated by us for use for a particular purpose and will use such rights without prefix or suffix, except (I) in conjunction with your team name, and (ii) where such use may conflict with a prior registration or use, in which event you shall operate and advertise only under such other names as we have previously approved in writing.

     (b)    Use the Licensed Rights solely in the manner prescribed by us.

     (c) Observe such reasonable requirements with respect to service marks, trade names, Trademarks, and fictitious name registrations and copyright notices as may be required by law or as we may at any time and from time to time direct in writing.

     9.03 Signs. You agree to display our names and Trademarks only in the manner authorized by USBL. You agree to maintain and display signs reflecting our current logo. The color, size, design and location of such signs shall be as specified by us.

     9.04  Manner  of  Operations.  You  shall at all  times  conduct  your USBL
Franchise in such a fashion as to reflect favorably on us and the USBL System and the good name, good will and reputation thereof, and shall avoid all deceptive, misleading and unethical practices.

     9.05 Accounting. You shall maintain at all times during the term of this Agreement a standardized accounting and reporting system in accordance with the Operations Manual.

     9.06 Compliance With Laws, Ordinances and Regulations. You will strictly comply with all laws, ordinances and regulations affecting the operation of the USBL Franchise. Without limiting the generality of the foregoing, you hereby specifically agree to strictly comply with all applicable safety laws, ordinances and regulations so as to be rated in the highest available safety classification by appropriate governmental authorities, and to furnish to us within ten (10) days of your receipt thereof, copies of all inspection reports, warnings, certificates and ratings issued by any governmental agency which reflect your failure to meet and maintain the highest applicable ratings, or your non-compliance or less than full compliance with any applicable law, rule or regulation.

     9.07 Notification of Court Action. You shall notify us, in writing, within ten (10) days of the commencement thereof, of any claim, action, suit or proceeding, and of the issuance of any order, writ, injunction, award or decree of any court, agency or other governmental instrumentality, which may adversely affect your financial condition or ability to meet your obligation under this Agreement.

     9.08 Right of Entry and Inspection. You will permit our authorized personnel to enter the USBL Franchise at any time during normal business hours for the purpose of inspecting and examining your operations and facilities. You shall cooperate with your representatives during such inspections by rendering such assistance as your representatives may reasonably request. Upon written notice from us or our agents, you shall immediately take such steps as may be necessary to correct any deficiencies detected during any such inspection including, without limitation, immediately ceasing to use any methods, procedures or advertising materials which do not conform to our then current specifications, standards or requirements.

     9.09 Obligation to Purchase from Approved Vendors; Alternate Vendors. All forms, brochures, signs, displays, stationery, equipment, inventory, products, goods, merchandise and other items (collectively "Materials") permitted or required to be used in the operation of the USBL Franchise or permitted or required to be sold from the USBL Franchise must conform to our specifications as set forth in the Operations Manual as may be amended from time to time. All Materials may be purchased from us (if offered by us), suppliers approved by us or suppliers selected by you and not disapproved in writing by USBL. If you desire to purchase Materials from a supplier other than us or a supplier approved by us, (I) we will, upon your request, furnish specifications if same are not included in the Operations Manual for any such Materials which you desire to so purchase, and (ii) you shall submit to USBL a written request for such approval, providing the name and address of any such proposed supplier, or shall request the supplier to do so. If we fail to disapprove such supplier within thirty (30) days from receipt of your written request, you may purchase from such supplier unless and until we withdraw such approval. In connection with the purchase of any goods bearing our Trademarks, we will authorize qualified manufacturers of such items to imprint the Trademarks, provided such manufacturers execute a license agreement in a form satisfactory to us. We from time to time may receive consideration from suppliers with respect to the purchase of supplies and materials by franchisees of USBL.

     9.10 Timely Payment. You will pay, before delinquency or threat of collection action, for all products and other items used in the operation of the USBL Franchise. You are aware that failure to make prompt payment to your suppliers may cause irreparable harm to the reputation and credit of USBL and other franchisees of USBL. If you fail to make payments to either us or any creditors, your Franchise will be in default.

     9.11 Accounting and Reports. You shall maintain and preserve, for the entire term of this Agreement, full, complete and accurate books, records and accounts in accordance with generally accepted accounting principles applied on a consistent basis in the form prescribed in the Operations Manual. You shall execute and submit to us such financial statements and reports showing your Gross Receipts in the form prescribed in the Operations Manual and any additional information which we may reasonably request. You shall permit our authorized personnel to inspect and examine your books and records at any reasonable time and from time to time. In addition, you shall permit certified public accountants designated by us to audit your books of account at any reasonable time and from time to time. If such audit discloses that your reported Gross Receipts have been understated, you shall immediately pay to us the amount due, unreported or understated, together with interest thereon at the maximum rate permitted by law. In addition, you shall reimburse us for any and all expenses connected with the audit, including, without limitation, the charges of any independent certified public accountant and the travel expenses, room, board and compensation of our employees, if such audit discloses that your reported Gross Receipts have been understated to the extent of five percent (5%) or more for the period audited, or if your financial records require substantial effort on behalf of our auditors to be placed in a condition conducive to audit. The foregoing remedies shall be in addition to any other remedies we may have. All reports required by Section 9 of this Agreement shall be treated as confidential by us, and shall not be disclosed by us without your written consent unless it is required to do so by law, regulation or court order, or unless such disclosure is made to a creditor or prospective creditor of ours in connection with a loan to USBL.

                      ARTICLE 10 - MARKETING AND PROMOTION

     10.01 Marketing and Promotion. You agree to use and honor any promotional materials or programs which we issue or sponsor. You acknowledge and agree that we will be the exclusive negotiating party for the USBL and shall have the sole and exclusive right to enter into all regional and national promotional and media contracts. You shall conduct, at your own expense, marketing and advertising activities in the local market, and USBL may offer, from time to time, to provide you with approved local marketing plans and materials and other promotional and marketing materials at a price equal to our cost. In addition, you may solicit promotional and media contracts in your local market and such contracts shall contain a provision allowing for their termination or revision should they conflict with prior or subsequent national or regional contracts which may be secured by a third party of USBL. All media coverage, television (cable broadcasts) and radio must not intrude into other franchised "Exclusive Franchised Areas". The only time coverage may exceed the "Exclusive Franchised Area" is if there are no additional teams within a twenty-five (25) mile radius of home arena. This would terminate as soon as a new franchise has been sold in that area. Any such contracts and samples of all local marketing materials not prepared or previously approved by us or our designated agents shall be submitted in writing to us for approval, which approval shall not be unreasonably withheld. If written disapproval is not received by you within fifteen (15) days from the date of receipt by us of such contracts or materials, we shall be deemed to have approved such contracts or the use of such materials, provided that you shall discontinue the use thereof within a reasonable time if we subsequently request such discontinuance in writing. We reserve the right to require you to cooperate with other franchisees in connection with regional and national advertising and marketing activities. All contracts involving more than one team are subject to approval by USBL and may require a substantial License

Fee to the USBL. All local advertising in any form or shape which promotes the USBL Franchise including, but not limited to, radio, television, and print, shall prominently display the name of "USBL" and/or the USBL logo. Except as permitted herein and in the Operations Manual, you shall not use or cause to be used any Trademarks in any advertising or promotion without receiving our prior written approval.

                     ARTICLE 11 - INDEMNIFICATION; INSURANCE

     11.01 Franchisee to Indemnify Franchisor. You do hereby covenant and agree to indemnify and hold us harmless from and against any and all claims, demands, liabilities, obligations, costs, losses and expenses of every kind and nature, including, but not limited to, court costs and reasonable attorneys' fees, which we shall ever suffer or incur by reason of or in connection with this Franchise Agreement, the USBL System, the Licensed Rights or the ownership, maintenance, or operation of the USBL Franchise by you; provided, however, that the foregoing indemnification shall exclude, and you shall not be held to have indemnified us for, any such claims, demands, liabilities, obligations, costs, losses and expenses that may have been caused by the gross negligence of, or the breach of this Franchise Agreement by, USBL or its agents or employees.

     11.02 Protect Franchise. Notwithstanding the foregoing, we agree to cooperate with you to protect you against the infringement of the USBL System and the Licensed Rights by third parties, including, but not limited to, the defense or prosecution of any law suits, if, in the judgment of our counsel, such action is necessary or advisable.

     11.03 Franchisee to Maintain Insurance. You agree to maintain insurance of the kinds and in the amounts as specified below:

     (a) All policies of insurance required hereunder, other than those set forth in Section 11.03(c) hereof, shall contain a separate endorsement naming us and any other third party designated by us, as an additional insured and may not be subject to cancellation or modification except on thirty (30) days prior written notice to USBL.

     (b) General liability insurance shall be maintained against claims (I) for personal injury, (ii) for personal injury relating to death or property damage suffered by others upon, in or about the USBL Franchise or occurring as a result of the maintenance or operation by you of any automobiles, trucks or other vehicles or airplanes or other facilities, (iii) as a result of the use of products sold by you or services rendered, (iv) arising out of your Franchised Business pursuant to this Agreement, or (v) in connection with the operation of the USBL Franchise, in amounts not less than required by any applicable lease and in any event not less than Five Hundred Thousand Dollars ($500,000.00) per person and One Million Dollars ($1,000,000.00) per occurrence for bodily injury and Three Hundred Thousand Dollars ($300,000.00) property damage.

     (c) Worker's compensation, unemployment compensation, disability insurance, social security and other insurance coverages shall be maintained in such amounts as may now or hereafter be required by any applicable law.

     (d) You shall cause certificates of insurance evidencing your compliance with the above requirements to be delivered to us annually and upon renewal, and at such other times as we may reasonably request.

     All such policies shall insure you and us as their interests may appear, and shall protect you and us against any liability which may accrue by reason of this Franchise Agreement, the USBL System, the Licensed Rights or the ownership, maintenance or operation by you of the USBL Franchise. You shall enter into any waiver or waivers of subrogation as requested by us from time to time and shall notify your insurance carriers as to the fact that you entered into such waiver or waivers of subrogation.

     11.04 Franchisee's Obligation Not Limited by Insurance Maintained by Franchisor. Your obligation to obtain and maintain the foregoing policy or policies of insurance shall not be limited in any way by reason of any insurance which may be maintained by us, nor shall your performance of this obligation relieve you of any liability under the indemnity provision set forth in Section
11.01 hereof.





                         ARTICLE 12 - OPERATIONS MANUAL

     12.01 Operate in Accordance with Operations Manual. In order to protect the reputation and good will associated with the USBL System and to maintain the uniform standards of operation thereunder, you shall operate the USBL Franchise in strict accordance with the Operations Manual.

     12.02 Treat as Confidential. You shall at all times treat as confidential, and shall not at any time disclose, copy, duplicate, record or otherwise reproduce or permit to be reproduced, in whole or in part, or otherwise make available to any unauthorized person or source, the contents of the Operations Manual.

     12.03 Sole Property of Franchisor. The Operations Manual shall at all times remain the sole property of USBL and shall be returned promptly by you upon the expiration or other termination of this Franchise Agreement.

     12.04 Revise Contents. We may, at any time and from time to time, revise the contents of the Operations Manual so as to convey to you advancements and new developments in products, marketing, techniques and other items and procedures relevant to the operation of the USBL Franchise.

                        ARTICLE 13 - DEFAULT; TERMINATION

     13.01 Occurrence of Default by Franchisee. The occurrence of any of the following events shall constitute a default by you under this Franchise Agreement:

     (a) If you shall misuse (I) the USBL Franchise, (ii) any rights granted thereunder, (iii) any other names, marks, systems, insignia, symbols or rights provided by USBL to you, or otherwise materially impair the good will associated therewith or our rights therein, or (iv) if you shall use at, upon or in connection with the USBL Franchise, any names, marks, systems, insignia or symbols not authorized by USBL.

     (b) If you shall fail to remit to us any payment, when due, including, but not limited to, royalty payments.

     (c) If you shall fail to remit to us any financial or other information which may be required under this Franchise Agreement.

     (d) If you shall fail to operate the USBL Franchise in accordance with the Operations Manual or any other manuals which may be distributed by USBL, or if you shall fail to use methods of operation which conform to the specifications and standards of USBL or if you shall fail in any other way to maintain our standards of organization and business practice in connection with the operation of the USBL Franchise.

     (e) If you shall purport to effect any assignment other than as set forth in Article
14 hereof.

     (f) If you make, or have made, any misrepresentation to us in connection with obtaining this Franchise Agreement or in conducting the Franchised Business.

     (g) If you fail to obtain any prior written approval or consent as expressly required by this Agreement.

     (h) If you default in the performance of any other condition or obligation under this Agreement or under any other franchise agreement entered into at any time whatsoever between you and us.

     (I) If you shall default on the lease of your Approved Arena.

     (j) If you, or any person controlling, controlled by or under common control with you, shall be convicted under any law of a felony as defined by that law.

     (k) If your USBL Franchised Team ceases operation without the prior written consent of USBL for any reason whatsoever.

     (l) If you or a partner or guarantor thereof becomes insolvent (as revealed by its, his or her records or otherwise); or if you file a voluntary petition of bankruptcy, or if an involuntary petition is filed against you and such petition is not dismissed within thirty (30) days; or if you make an assignment for the benefit of creditors; or if a receiver or trustee in bankruptcy or similar officer, temporary or permanent, is appointed to take charge of your affairs or any of its, his or her property, or if any judgment against you remains unsatisfied or unbonded of record for fifteen (15) days (the enforceability of this provision depends upon judicial interpretation of the Federal Bankruptcy Act and rules and regulations promulgated thereunder).

     (m) If an audit or investigation discloses that you have knowingly withheld the reporting of any Gross Receipts.

     (n) If you, or any person controlling, controlled by or under common control with you, fails to conduct the USBL Franchise in full compliance with any applicable law or regulation.

     (o) If you, or any person controlling, controlled by or under common control with you, shall disclose any Confidential Information of USBL to any third party.

     13.02 Termination of Franchise Agreement by Franchisor. Upon the occurrence of any of the events of default as set forth above, we may, without prejudice to any other rights or remedies contained in this Franchise Agreement or provided by law or equity, terminate this Franchise Agreement. Such termination shall be effective five (5) days after written notice is given by USBL to you of any of the events set forth in Subsections 13.01(a) through (c) hereof, if such defaults are not cured within such five (5) day period. Such termination shall be effective fifteen (15) days after written notice is given by USBL to you of any of the events set forth in Subsections 13.01(d) through (I) hereof, if such defaults are not cured within such fifteen (15) day period. Termination shall be effective immediately and without notice, however, upon the occurrence of any or all of the events specified in Subsections 13.01(j) through (o) hereof, each of which shall be deemed an incurable material breach of this Franchise Agreement.

     13.03 Description of Default by Franchisee. The description of any default in any notice served by USBL upon you shall in no way preclude us from specifying additional or supplemental defaults in any action, arbitration, hearing or suit relating to this Franchise Agreement or the termination thereof.

     13.04 Statutory Limitations of Franchisor's Rights. Notwithstanding anything to the contrary contained in this Article 13, in the event any valid, applicable law or regulation of a competent governmental authority having jurisdiction over this Agreement or the parties hereto shall limit our rights of termination hereunder or shall require longer notice periods than those set forth above, this Agreement shall be deemed amended to conform to the minimum notice periods required by such law and regulation.

     13.05       Franchisee's Obligation Upon Termination by Franchisor.
Upon termination
of this Agreement by us for any reason, or upon the expiration of the Initial Term or any
Renewal Term hereof, you agree:

     (a) To pay immediately to us the full amount of all sums due us by you under this
Franchise Agreement.


     (b) To cease immediately from using the USBL System, all of the Licensed Rights provided hereunder by USBL, and all confusingly similar names, marks, systems, insignia, symbols or other rights, procedures or methods.

     (c) To immediately return all property of USBL, including the Operations Manual and all other manuals, materials, plans, standards and specifications, designs, records and data supplied to you by us as part of the USBL Franchise.

     (d) To cease immediately from holding itself out in any way as a franchisee of USBL or from doing anything which would indicate any relationship between you and USBL.

     (e) To permit our agents to enter the premises of your Franchised Business and to remove or permanently cover all signs or advertisements identifiable in any way with our name or image.

     (f) Upon our request, to immediately notify and make arrangements with your local telephone company that the telephone number then currently assigned to your USBL Franchise should revert to and become the property of USBL at our option.

     13.06 Separate Franchise Agreements Not Affected by Termination by Franchisor. Termination of this Agreement by us shall not affect the rights of you to operate other USBL Franchises in accordance with the terms of any other franchise agreements until and unless such other franchise agreements, or any of them, are terminated in accordance with their rights.

     13.07 USBL Retains Fees Upon Termination by Franchisor. Notwithstanding anything to the contrary contained in this Agreement, upon termination of the Franchise by us, we shall retain any and all fees paid us by you, including, without limitation, the Initial Franchise Fee paid us pursuant to Section 6.01 hereof.

     13.08 Franchisor's Right to Cure Upon Default by Franchisee. Notwithstanding anything to the contrary contained herein, in the event you default in the performance of any of your obligations under this Agreement, we may, but shall not be obligated to, cure such default for the account and on your behalf. The cost incurred by us in connection with curing such default, including attorneys' fees, will be due and payable by you to us on demand.

Failure to immediately pay such amount shall be deemed a default by you under this Agreement. By curing such default, we is not waiving its right to terminate this Franchise Agreement by virtue of any subsequent default by you.

     13.09 Occurrence of Default by Franchisor. The occurrence of any of the following events shall constitute a default by us under this Franchise Agreement:

     (a) If we make, or have made, any misrepresentation to you in connection with obtaining this Agreement.

     (b) If we default in the performance of any condition or obligation under this
Agreement.

     (c) If we, or any person controlling, controlled by or under common control with USBL, shall be convicted under any law of a felony as defined by that law.

     (d) If we become insolvent; or if we file a voluntary petition of bankruptcy, or if an involuntary petition is filed against us and such petition is not dismissed within thirty (30) days; or if we make an assignment for the benefit of creditors; or if a receiver or trustee in bankruptcy or similar officer, temporary or permanent, is appointed to take charge of our affairs or any of our property, or if any judgment against us remains unsatisfied or unbonded of record for fifteen (15) days (the enforceability of this provision depends upon judicial interpretation of the Federal Bankruptcy Act and rules and regulations promulgated thereunder).

     13.10 Termination of Franchise Agreement by Franchisee. Upon the occurrence of any of the events of default as set forth above, you may, without prejudice to any other rights or remedies contained in this Agreement or provided by law or equity, terminate this Agreement. Such termination shall be effective thirty
(30) days after written notice is given by you to us of any of the events set forth in Subsections 13.09(a) or (b) hereof, if such defaults are not cured within such thirty (30) day period. Termination shall be effective immediately and without notice, however, upon the occurrence of any or all of the events specified in Subsections 13.09(c) or (d) hereof, each of which shall be deemed an incurable material breach of this Agreement.

     13.11 Description of Default by Franchisor. The description of any default in any notice served by you upon us shall in no way preclude you from specifying additional or supplemental defaults in any action, arbitration, hearing or suit relating to this Agreement or the termination thereof.

     13.12 Statutory Limitations of Franchisee's Rights. Notwithstanding anything to the contrary contained in this Article 13, in the event any valid, applicable law or regulation of a competent governmental authority having jurisdiction over this Agreement or the parties hereto shall limit your rights of termination hereunder or shall require longer notice periods than those set forth above, this Agreement shall be deemed amended to conform to the minimum notice periods required by such law and regulation.

     13.13       Franchisee's Obligation Upon Termination by Franchisee.
Upon termination
of the Franchise by you for any reason, or upon the expiration of the Initial Term or any
Renewal Terms hereof, you agree:

     (a) To cease immediately from using the USBL System, all of the Licensed Rights provided hereunder by USBL, and all confusingly similar names, marks, systems, insignia, symbols or other rights, procedures or methods.

     (b) To  immediately  return all property of USBL,  including the Operations

Manual and all other manuals, materials, plans, standards and specifications, designs, records and data supplied to you by us as part of the USBL Franchise.

     (c) To cease immediately from holding yourself out in any way as a franchisee of USBL or from doing anything which would indicate any relationship between you and us.

     (d) To permit our agents to enter your Franchised Premises and to remove or permanently cover all signs or advertisements identifiable in any way with our name or image.

     13.14 Separate Franchise Agreements Not Affected by Termination by Franchisee. Termination of the Franchise by you shall not affect the rights of USBL under any other franchise agreement between us and you until and unless such other franchise agreements, or any of them, are terminated in accordance with their terms.

     13.15 USBL Retains Fees Upon Termination by Franchisee. Notwithstanding anything to the contrary contained in this Agreement, upon termination of this Agreement by you, we shall retain any and all fees which you paid us, including, without limitation, the Initial Franchise Fee paid us pursuant to Section 6.01 hereof.

               ARTICLE 14 - ASSIGNMENT; CONDITIONS AND LIMITATIONS

     14.01 Term "Franchisee" Defined for Purposes of this Article. The term "Franchisee" or "You" as used in this Article 14 shall be deemed to include the person or persons who control your Franchised Business as disclosed to us in writing upon the execution of this Franchise Agreement, which disclosure is attached hereto as Exhibit "A."

     14.02 Franchise Not Assignable. You shall neither sell, assign, transfer nor encumber the USBL Franchise or this Franchise Agreement, the Licensed Rights or any other interest created hereunder, nor suffer or permit any such assignment, transfer or encumbrance to occur by operation of law or otherwise, without the prior written consent of USBL, which consent we agree we will not unreasonably withhold; provided, however, such consent will be contingent upon you and the proposed transferee complying with certain obligations as set forth in this Article 14.

     14.03 Franchisee a Corporation, Partnership or Unincorporated Association. If you are a corporation, partnership, unincorporated association or similar entity, the terms of this Article shall be deemed to apply to any sale, resale, pledge, assignment, transfer or encumbrance of the voting stock of, or other ownership interest in, your Franchised Business, which would alone or together with other related previous or proposed transfers result in a change of "control" of Franchisee within the meaning of the Securities Exchange Act of 1934, 15 U.S.C. Section 78 et. seq., and the regulations thereunder.

     14.04 Death or Disability of Franchisee. If you are an individual, in the event of your death, disability or permanent incapacity, we shall not unreasonably withhold our consent to the transfer of all of the interest of Franchisee to his or her spouse, heirs or relatives, by blood or marriage, whether such transfer is made by will or by operation of law, provided that the requirements of this Article have been met, and such spouse, heirs or relatives conform to the guidelines then currently in effect for the acceptance of new franchisees. In the event that your heirs do not obtain the consent of USBL as prescribed herein, the personal representative of Franchisee shall have a reasonable time to dispose of your interest hereunder, which disposition shall be subject to all the terms and conditions for transfers under this Agreement.

     14.05 Offer to Purchase Franchise. If you receive from a third person and desire to accept a bona fide written offer to purchase your Franchised Business, the Licensed Rights and the other interests granted hereunder; USBL, or its nominee, shall have the option, exercisable within forty-five (45) days after written notice and receipt of a copy of such offer and receipt of the other information set forth herein, to purchase such business, Licensed Rights and other interests on the same terms and conditions as offered by said third party, or for the same purchase price payable in cash as offered by said third party. In order that we may have information sufficient to enable us to determine whether to exercise our option, you shall deliver to us certified financial statements as of the end of your most recent fiscal year and such other information about the Franchised Business and your operations as you have provided to such third party. If we do not exercise our option, you may, within sixty (60) days from the expiration of the aforesaid forty-five (45) day period, sell, assign and transfer our business, franchise, Licensed Rights and other interests granted hereunder to said third party, provided we have consented to such transfer as required by this Article. Any material change in the terms of the offer or any change in the offering price prior to closing of the sale to such third party shall constitute a new offer, subject to the same rights of first refusal by USBL or its nominee as in the case of an initial offer. If and when the Franchise is sold and accepted by us for a price of more than two times the original price paid by you then 20% of the amount above the 100% appreciation must be paid to the us within five (5) business days or the sale will not be accepted by USBL. (EXAMPLE: If franchise is sold originally to you for $300,000.00 and resold five years later for $700,000.00 the payment to us will be $20,000.00, i.e. $300,000.00 original price 100% appreciation to $600,000.00 and then 20% of remaining $100,000.00 is payable within five business days to USBL). Failure by us to exercise the option afforded by this
Section 14.05 hereof shall not constitute a waiver of any other provision of this Agreement. No Franchise may be sold if the original owners are not in full compliance with the USBL Franchise Agreement, Team Dues, Fines, etc.

     14.06 Restriction on Transfer to Appear on Securities or Partnership Shares. In the event you or your successor is a corporation or partnership or similar entity, it is agreed as follows:

     (a) The Articles of Incorporation (the "Articles") and the By-Laws (the "By-Laws") of such corporation, or the Partnership Agreement (the "Partnership Agreement") of such partnership, respectively, shall reflect that the issuance and transfer of voting stock, partnership shares or other ownership interest therein (collectively, the "Securities or Partnership Shares"), are restricted by the terms of this Agreement. You shall furnish us at the time of execution of this Agreement or at the time of any subsequent transfer or assignment of this Agreement to a corporation or partnership, an agreement executed by all stockholders or partners of Franchisee, stating that no stockholder or partner will sell, assign or transfer voluntarily or by operation of law any Securities or Partnership Shares of Franchisee to any person or entity other than existing stockholders or partners (and then only to the extent permitted hereunder) without the prior written consent of USBL. All Securities or Partnership Shares issued by you will bear the following legend which shall be printed legibly and conspicuously on each stock certificate, evidence of partnership interest, or other evidence of ownership interest:

              "The transfer of these securities [partnership shares] is subject to the terms and conditions of a Franchise Agreement with the United States Basketball League, Inc., a Delaware corporation ("Franchisor"), dated _______________. Reference should be made to said Franchise Agreement and to the restrictive provisions of the Articles and By-Laws of this corporation [of the Partnership Agreement of this partnership], copies of which are on file in our principal office located at 46 Quirk Road, Milford, Connecticut 06460."

     A stop transfer order shall be in effect against the transfer of any Securities or Partnership Shares on your records, except transfers permitted by this Article 14.

     (b) In the event that you ever desire to sell your Securities or Partnership Shares to the public, you shall present any offering circular or prospectus to USBL for our review within a reasonable time, and in no event less than sixty (60) days prior to such offering becoming effective. You agree not to offer your Securities or Partnership Shares by use of the name "the United States Basketball League, Inc." or any name similar thereto. However, you may make appropriate reference to the fact that you are a franchisee of USBL.

     14.07 Restrictions on Transfer Reasonable. By entering into this Franchise Agreement, you acknowledge and agree that the restrictions on transfer imposed herein are reasonable and are necessary to protect the USBL System and the Licensed Rights, as well as our reputation and image, and are for the protection of USBL, you and other franchisees. Any assignment or transfer permitted by this Article shall not be effective until we receive a fully executed copy of all transfer documents and consent thereto in writing.

     14.08 Consent to Transfer Not Unreasonably Withheld. We agree not to unreasonably withhold our consent to a sale, assignment or transfer by you hereunder.
Consent to any such transfer otherwise permitted or permissible as reasonable may be refused unless we determine that:

     (a) All of your obligations created by this Agreement and all other franchise documents and agreements, and the relationship created hereunder, are expressly assumed by the transferee ("Transferee"), and Transferee expressly agrees to perform such obligations.

     (b)      All of your ascertained or liquidated debts to us are paid.


     (c) You are not in default under this Agreement or any other franchise or other agreement between you and USBL.

     (d) Transferee satisfactorily completes the training required of new franchisees on our then current terms prior to the date of transfer (current charge $4,000.00 per trainee).

     (e) Transferee, at the time of transfer, sale or assignment, is financially responsible and economically capable of performing the obligations of Franchisee under this Agreement and Transferee meets all of the requirements of USBL for new franchisees, including, but not limited to, good reputation and character, business acumen, operational ability, financial strength, Letter of Credit and other business considerations.

     (f) Transferee executes or, in appropriate circumstances, causes all necessary parties to execute, our standard form of the then current Franchise
Agreement for the USBL Franchise and such other then current ancillary agreements being required by USBL of new franchisees.

     (g) At either our or your request, you and USBL shall execute general releases in a form satisfactory to us, of any and all claims each may have against the other and their respective officers, directors, shareholders and employees, in their corporate and individual capacities, including, without limitation, all claims arising under any federal, state or local law, rule or ordinance.

     (h) You or transferee pays to us a transfer fee, in addition to the Assignment Fee set forth in Section 14.09 hereof, in an amount sufficient to cover our reasonable costs in effecting the transfer and in providing training and other initial assistance to Transferee.

     14.09 Assignment Fee. If you elect to assign this Franchise Agreement (which assignment is subject to our approval as set forth in this Article), you will be required to pay us an amount equal to the greater of (i) two percent (2%) of the then current initial franchise fee being charged to new franchisees, or (ii) Five Thousand Dollars ($5,000.00) as an assignment review fee (the "Assignment Fee"); provided, however, that no Assignment Fee will be charged to you if such assignment results from (i) a corporate or partnership reorganization in which no third party shareholders or partners obtain or acquire an interest in Franchisee, or (ii) under circumstances wherein you changes its form only and no resulting change in ownership effectively occurs (if for example, you are a sole proprietor incorporating with all shares of the newly-formed corporation owned by the sole proprietor).

     14.10 Franchise Agreement Assignable by USBL. This Agreement shall inure to the benefit of USBL, its successors and assigns, and we shall have the right to transfer or assign this Agreement to any other person, firm or legal entity. In the event of such assignment, we will be relieved of all obligations or liabilities relating to this Agreement.


                  ARTICLE 15 - NON-COMPETITION; CONFIDENTIALITY

     15.01 No Ownership in Competing Business. You and persons controlling, controlled by or under common control with you, will not, directly or indirectly, without our prior written consent:

     (a) Have, during the Initial Term of this Franchise Agreement, or any Renewal Term hereof, and for a period of five (5) years following termination or expiration of this Agreement, any interest, direct or indirect, in the ownership or operation of any business engaged in operating a professional basketball team which is not part of the USBL System.


     (b) At any time during the Initial Term of this Franchise Agreement, or any Renewal Term hereof, or at any time thereafter, use, in connection with the operation of any business wherever located, other than the subject licensed USBL Franchise, any of the Licensed Rights or any other trademarks, trade names, marks, systems, insignia or symbols, licensed by us to you pursuant to this Agreement.



     15.02 Right of Inspection. During the term of this Agreement, any officer, area supervisor or designee of USBL shall have the right to inspect any business involved in basketball in which you have an interest and any books and records relating to any such business, which inspections shall occur at reasonable times and during normal business hours, to the extent reasonably necessary to determine whether the conditions of this Article are being satisfied.

     15.03 Non-Disclosure. You and your agents, employees, representatives and officers shall hold in confidence and shall cause to be held in confidence, the USBL System and all parts thereof and shall not disclose or permit the disclosure of the USBL System or any part thereof to any person, corporation or other entity whatsoever. It is understood and agreed that the USBL System is a comprehensive program of accounting, management systems, techniques and business operations and systems that would, if used by other persons, firms or corporations, negate a substantial competitive advantage which is presently enjoyed by USBL. You accordingly agree that you shall not at any time, without our prior written consent, disclose or permit the disclosure of (except to such employees or agents as must have access to such information in order to operate the USBL Franchise), or use or permit the use of, the USBL System, or any part thereof, except as may be required by applicable law or authorized by this Franchise Agreement.

     15.04 Confidentiality. You and your agents, employees, representatives and officers shall at all times treat as confidential the Operations Manual, any other manuals or materials designated for use with the USBL System and such other information as we may designate from time to time for confidential use with the USBL System, including, without limitation, pricing information, sources of inventory supply and purchase, price structure information from vendors, marketing and advertising strategies and channels of distribution (as well as all other trade secrets and confidential information, knowledge and know-how concerning the operation of the USBL Franchise that may be imparted to, or acquired by you from time to time in connection with this Franchise Agreement). You and your agents, employees, representatives and officers shall use all reasonable efforts to keep such information confidential. You acknowledge that the unauthorized use or disclosure of such confidential information will cause substantial damage and irreparable injury to USBL. Accordingly, you agree that you shall not at any time, without our prior written consent, disclose or permit the disclosure of (except to such employees or agents as must have access to such information in order to develop or operate the USBL Franchise), or use, or permit the disclosure or use (except as may be required by applicable law or authorized by this Agreement), of such information, in whole or in part, or otherwise make the same available to any unauthorized person or source. Any and all information, knowledge and know-how not generally known about the USBL System and our services, standards, specifications, systems, procedures and techniques, and such other information or material as we may designate as confidential, shall be deemed confidential for purposes of this Agreement, except information which you can demonstrate came to your attention prior to disclosure thereof by USBL, or which is or has become a part of the public domain through lawful publication or communication by others. The Operations Manual, any other manuals or materials designated for use with the USBL System, and all confidential information shall at all times be deemed, and shall remain, the sole property of USBL, and you shall acquire no rights, title or interest therein by virtue of your authorization pursuant to this Agreement to possess and use the same.






                          ARTICLE 16 - GENERAL MATTERS

    16.01 No Personal Liability. It is understood and agreed that neither the shareholders, directors, officers, agents or employees of USBL shall have any personal liability whatsoever for the discharge of our responsibilities hereunder, or for any default by USBL, and that with respect to any and all claims, demands, liabilities or obligations whatsoever arising out of or in connection with this Agreement, you shall look solely to us for any redress in accordance with the terms of this Agreement.

     16.02  Designation  of  Representatives.  For so  long  as  this  Franchise

Agreement shall remain in effect, you shall maintain on file with us a written designation of one or more individuals who shall have authority to act for and on your behalf in connection with the matters contemplated by this Agreement. It is understood and agreed that the initial such representatives shall be those identified on Exhibit "A" as "Franchisee Representatives" and that such individuals shall continue to be your designated representatives unless and until such designation is changed by written notice signed by you to USBL. It is further understood and agreed that we shall have the full and absolute right to rely on any and all statements or communications by or from any of said designated representatives, and shall be completely protected by you in relying thereon.

     16.03 Notices. All notices and other communications permitted or required by the provisions of this Agreement shall be in writing and shall be personally delivered or sent through the United States Postal Service, or any official successor thereto, designated as registered or certified mail, return receipt requested, bearing adequate first class postage and addressed as hereinafter provided. Notices delivered in person shall be effective upon the date of delivery. Notices by mail shall be effective upon the receipt thereof by the addressee or upon the fifth (5th) calendar day subsequent to the postmark date, whichever is earlier. Rejection or the refusal to accept or the inability to deliver because of a change in address of which no notice was given as provided herein shall be deemed to be receipt of the notice sent as of the fifth (5th) calendar day subsequent to the postmark date. By giving to the other party hereto at least thirty (30) days' notice thereof, any party hereto shall have the right from time to time and at any time while this Agreement is in effect to change the respective addresses thereof and each shall have the right to specify as the address thereof any other address within the continental United States. Notices concerning emergency situations may be orally communicated in person or by telephone or sent by facsimile ("FAX"), but shall be promptly confirmed by written notice. Each notice to you and USBL shall be addressed, until notice of change as aforesaid, as follows:

     (a)  If intended for Franchisee, to:

              ===============================
              ===============================

     (b)  If intended for Franchisor, to:

              The United States Basketball League, Inc.
              46 Quirk Road
              Milford, CT 06460
              Attention:  President

     16.04 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together, shall be deemed to be one and the same instrument.

     16.05 Terminology. All personal pronouns in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural and the plural shall include the singular.

     16.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, which laws shall prevail in the event of any conflict of laws, except to the extent governed by the United States
Trademark Act of 1946 (Lanham Act, 15 U. S. C. Section 1051 et seq.). Any and all suits for any breach or other dispute arising from this Franchise Agreement must be instituted and maintained in the Superior Court of Ansonia in the County of New Haven,
State of Connecticut.

     16.07 Arbitration. Except as specifically otherwise provided in this Agreement, USBL and you agree that disputes arising under the terms of this Agreement which cannot be amicably settled shall be determined by arbitration, except for the following disputes: unlawful detainer actions, actions to protect the Trademarks, willful under-reporting of royalties due and any other willful fraud actions. Arbitration proceedings shall be conducted in accordance with the rules then prevailing of the American Arbitration Association and the rules of a court of equity and shall take place at the office of the American Arbitration Association nearest the home office of Franchisor. Enforcement of any award must be in the Superior Court, Judicial District of Ansonia at Milford, Connecticut. Nothing contained herein shall bar the right of either party to obtain injunctive relief against threatened conduct that will cause loss or damages under the usual equity rules, including the applicable rules for obtaining preliminary injunctions, provided an appropriate bond against damages is obtained.

     16.08  Severability.   This  Agreement  is  intended  to  be  performed  in
accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement, or the application thereof to any person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the fullest extent permitted by law.

     16.09 No Partnership. You shall not and do not by this Agreement in any way or for any purpose become a partner of USBL or a joint venturer or a member of any joint enterprise with USBL. Similarly, we shall not and do not by this Agreement in any way or for any purpose become your partner of or a joint venturer or a member of any joint enterprise with you.

     16.10 Remedies Cumulative; Waiver; Consents. All rights and remedies of USBL and of Franchisee enumerated in this Agreement shall be cumulative and, except as specifically contemplated otherwise by this Agreement, none shall exclude any other right or remedy allowed at law or in equity and said rights or remedies may be exercised and enforced concurrently. No waiver by us or by you of the breach of any covenant or condition of this Agreement to be kept or performed by the other party shall constitute a waiver of any subsequent breach of such covenant or condition or authorize such breach or nonobservance on any other occasion of the same or any other covenant or condition of this Agreement. Subsequent acceptance by us of any payments due to us hereunder shall not be deemed to be a waiver by USBL of any preceding breach by you of any terms, covenants or conditions of this Agreement.

     Whenever this Agreement requires our prior approval or consent, you shall make a timely written request, pursuant to the notice requirements set forth in
Section 16.03 hereof, to USBL, for such approval to be obtained in writing. We will also consider granting, in our sole discretion, other reasonable requests individually submitted by you in writing. We make no warranties or guarantees upon which you may rely, and we assume no liability or obligation to you, by providing any approval, consent, or suggestion to you in connection with this Agreement, or by reason of any neglect or delay in granting or making, or by reason of any denial of, any request for any such approval, consent or suggestion.

     16.11 Joint and Several Obligation. If Franchisee consists of more than one person or entity, their liability under this Franchise Agreement shall be deemed to be joint and several.

     16.12       Acknowledgments by Franchisee.  YOU ACKNOWLEDGE THAT:

     (a) YOU OR YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS HAVE CONDUCTED AN INDEPENDENT INVESTIGATION OF THE BUSINESS CONTEMPLATED BY THIS FRANCHISE AGREEMENT AND YOU RECOGNIZE THAT THE VENTURE INVOLVES BUSINESS RISKS MAKING THE SUCCESS OF THE VENTURE LARGELY DEPENDENT UPON YOUR BUSINESS ABILITIES. USBL EXPRESSLY DISCLAIMS THE MAKING OF, AND YOU ACKNOWLEDGE THAT YOU HAVE NOT RECEIVED OR RELIED UPON, ANY WARRANTY OR GUARANTEE, EXPRESS OR IMPLIED, AS TO THE POTENTIAL VOLUME, PROFITS OR SUCCESS OF THE BUSINESS VENTURE CONTEMPLATED BY THIS FRANCHISE AGREEMENT.

     (b) NEITHER YOU NOR ANY OF YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS HAVE KNOWLEDGE OF ANY REPRESENTATIONS MADE BY USBL OR YOUR OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES, AGENTS OR SERVANTS, ABOUT THE BUSINESS CONTEMPLATED BY THIS FRANCHISE AGREEMENT THAT ARE CONTRARY TO THE TERMS OF THIS FRANCHISE AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN, OR THE OFFERING CIRCULAR REQUIRED BY APPLICABLE STATE OR FEDERAL AUTHORITIES, AND YOU FURTHER REPRESENT TO USBL, AS AN INDUCEMENT TO USBL TO ENTER INTO THIS FRANCHISE AGREEMENT, THAT USBL HAS MADE NO MISREPRESENTATIONS TO YOU, OTHER THAN AS SET FORTH HEREIN, IN OBTAINING THIS FRANCHISE AGREEMENT.

     (c) YOU OR YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS HAVE RECEIVED, READ AND UNDERSTOOD THIS FRANCHISE AGREEMENT AND ALL OTHER RELATED DOCUMENTS TO BE EXECUTED BY YOU CONCURRENTLY OR IN CONJUNCTION WITH THE EXECUTION HEREOF; YOU OR YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS HAVE OBTAINED THE ADVICE OF COUNSEL OR, WITH FULL KNOWLEDGE OF THE CONSEQUENCES, HAVE WAIVED THE ADVICE OF COUNSEL IN CONNECTION WITH YOU ENTERING INTO THIS FRANCHISE AGREEMENT, THAT YOU AND YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS UNDERSTAND THE NATURE OF THIS FRANCHISE AGREEMENT; AND YOU AND YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS INTEND TO COMPLY HEREWITH AND BE BOUND HEREBY.

     (d) YOU AND YOUR OFFICERS, YOUR PARTNERS OR YOUR PRINCIPALS UNDERSTAND AND ACKNOWLEDGE THE VALUE TO THE USBL SYSTEM OF UNIFORM AND ETHICAL STANDARDS OF QUALITY, APPEARANCE AND SERVICE DESCRIBED IN AND REQUIRED BY THE OPERATIONS MANUAL AND THE NECESSITY OF OPERATING THE USBL FRANCHISE UNDER THE STANDARDS SET FORTH IN THE OPERATIONS MANUAL. YOU REPRESENT THAT YOU HAVE THE CAPABILITIES, BOTH FINANCIAL AND OTHERWISE, TO COMPLY WITH THE STANDARDS OF USBL.

     (e) YOU ACKNOWLEDGE THAT OUR APPROVAL OR SELECTION OF AN EXCLUSIVE FRANCHISED AREA OR APPROVED ARENA FOR THE USBL FRANCHISE DOES NOT IMPLY ANY ASSURANCE OR PREDICTION OF PROFITABILITY. SUCH APPROVAL OR SELECTION SIMPLY REPRESENTS THAT THE PARTICULAR EXCLUSIVE FRANCHISED AREA OR APPROVED ARENA FALLS WITHIN THE ACCEPTABLE DEMOGRAPHIC AND OTHER CRITERIA THAT WE HAVE ESTABLISHED AS OF THE TIME PERIOD ENCOMPASSING THE EVALUATION. BOTH YOU AND USBL ACKNOWLEDGE THAT AT ANY TIME AFTER OUR APPROVAL OR SELECTION OF AN EXCLUSIVE FRANCHISED AREA OR APPROVED ARENA CERTAIN DEMOGRAPHIC OR ECONOMIC FACTORS INCLUDED IN OR EXCLUDED FROM OUR EXCLUSIVE FRANCHISED AREA OR APPROVED ARENA CRITERIA COULD CHANGE EITHER POSITIVELY OR NEGATIVELY, THEREBY ALTERING THE VIABILITY OF THE EXCLUSIVE FRANCHISED AREA OR APPROVED ARENA. SUCH VARIATIONS ARE BEYOND OUR CONTROL AND WE WILL NOT BE RESPONSIBLE FOR ANY CHANGES IN THE DESIRABILITY OF THE EXCLUSIVE FRANCHISED AREA OR APPROVED ARENA.

     (f) YOU ACKNOWLEDGE THAT UNLESS YOU EXPRESSLY INFORM US IN WRITING, AT THE END OF OUR INITIAL TRAINING PROGRAM THAT YOU DO NOT FEEL

COMPLETELY TRAINED IN THE OPERATION OF A USBL FRANCHISE, IF YOU AND ANY MANAGER OF THE USBL FRANCHISE OPERATED BY YOU COMPLETE ALL PHASES OF THE INITIAL TRAINING PROGRAM TO OUR SATISFACTION THEY WILL BE DEEMED TO HAVE BEEN SUFFICIENTLY TRAINED IN THE OPERATION OF A USBL FRANCHISE.

     (g) ANY STATEMENT REGARDING THE POTENTIAL OR PROBABLE REVENUES OR PROFITS OF THE BUSINESS VENTURE OR STATISTICAL INFORMATION REGARDING ANY EXISTING USBL OWNED OR FRANCHISEE OWNED USBL FRANCHISE THAT IS NOT CONTAINED IN OUR FRANCHISE OFFERING CIRCULAR IS UNAUTHORIZED, UNWARRANTED AND UNRELIABLE AND SHOULD BE REPORTED TO USBL IMMEDIATELY.

     (h) IF YOU ARE A CORPORATION, YOU ARE DULY INCORPORATED AND ARE QUALIFIED TO DO BUSINESS IN THE STATE AND ANY OTHER APPLICABLE JURISDICTION WITHIN THE EXCLUSIVE FRANCHISED AREA. THE OFFICERS OF FRANCHISEE EXECUTING THIS FRANCHISE AGREEMENT ON YOUR BEHALF HAVE ALL REQUISITE CORPORATE AUTHORITY TO BIND YOU TO THIS FRANCHISE AGREEMENT.

     (I) THE EXECUTION OF THIS FRANCHISE AGREEMENT BY YOU WILL NOT CONSTITUTE A VIOLATION OF OR VIOLATE ANY OTHER AGREEMENT OR
COMMITMENT TO WHICH YOU ARE A PARTY.

     (j) ANY INDIVIDUAL EXECUTING THIS FRANCHISE AGREEMENT ON YOUR BEHALF IS DULY AUTHORIZED TO DO SO AND THIS FRANCHISE AGREEMENT SHALL CONSTITUTE A VALID AND BINDING OBLIGATION OF FRANCHISEE AND, WHERE APPLICABLE, ALL OF ITS PARTNERS IF YOU ARE A PARTNERSHIP.

     16.13 Titles for Convenience. Article and Section titles used in this Agreement are for convenience only and shall not be deemed to affect the meaning or construction of any of the terms, provisions, covenants or conditions of this Agreement.

     16.14 Entire Agreement. This Agreement and the Operations Manual contain all of the terms and conditions agreed upon by USBL and you with reference to the subject matter hereof. No other agreements, oral or otherwise, shall be deemed to exist or to bind any of said parties and all prior agreements and understandings are superseded hereby. No officer, employee or agent of USBL has any authority to make any representation or promise not contained in this Agreement or in any Offering Circular for prospective franchisees required by applicable law or the Operations Manual except in such manner as may be described herein or in the Operations Manual. You agree that you have executed this Franchise Agreement without reliance upon any such unauthorized representation or promise. The relationship between USBL and you (including that documented in this Agreement) cannot be modified or changed except by a written instrument signed by USBL and you or by our written revisions of the Operations Manual.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and their corporate seals to be affixed hereunto by their respective duly authorized officers as of the date and year first indicated above.

      Franchisor:  The United States Basketball League, Inc.


_______________________                          By:__________________________
Witness                                         Its:______________________

___________________________                     Attest:______________________

Witness                                           Its:__________________

                                                              [CORPORATE SEAL]


                          Franchisee:___________________________________

If corporation:


___________________________                      By:__________________________
Witness                                             Its:______________________

___________________________                      Attest:______________________
Witness                                           Its:__________________

                                                              [CORPORATE SEAL]


If partnership:


___________________________                      By:__________________________
Witness                                          Its:______________________


If individual:


___________________________                   _______________________[SEAL]
Witness




                            EXHIBIT "A"



PERSON OR PERSONS WHO CONTROL FRANCHISEE:


FRANCHISEE REPRESENTATIVES:

EXHIBIT 10.11

PURCHASE AGREEMENT

     THIS PURCHASE AGREEMENT dated November 15, 1995, by and between The United States Basketball League of 46 Quirk Road, Milford, Connecticut, 06464, hereinafter referred to as "USBL" and Topaz Selections, Ltd. of The Genesis Building, Box 61. Grand Cayman, Cayman Islands, hereinafter referred to as "TOPAZ", or its assigns, and;

     WHEREAS USBL is desirous of selling USBL franchises West of the Mississippi and in acquiring media time on the national television markets for future expansion and for future advertising as a public company and,

     WHEREAS TOPAZ is desirous of acquiring no less than ten (10) USBL franchises West of the Mississippi, a list of which is attached hereto;

     BOTH PARTIES AGREE AS FOLLOWS:

     1) PRICE- Based on the planned expansion of the USBL in the Eastern United States and the USBL commitment to future expansion a price of $4000,000 per franchise is agreed upon for a total of $$ million.
      2) TERMS OF PAYMENT- TOPAZ agrees to pay to USBL $4 million in Advertising Due Bills on the American Independent Network upon the signing of this agreement for ten franchises for West of the Mississippi for play after 1997. To be paid in 2 installments of $21,000,000 February 15, 1996 and $21,000,000 on or before July 30, 1996.

     3) FIDUCIARY- Both parties acknowledge that Blackhawk Financial Group, Inc., shall serve as fiduciary in transaction and without compensation serve to exchange the proper documents and assets among the parties.

    4) FRANCHISE AGREEMENTS - USBL acknowledges that TOPAZ and or its assigns will be required to sign appropriate Franchise Agreements for the respective cities within which they wish to establish their teams and that both parties acknowledge in good faith that minor adjustments need to be made to said documents and that USBL, shall in good faith address those concerns which TOPAZ has and attempt to assist them in adjusting the franchise agreement to accommodate said changes.

    THIS AGREEMENT represents the entire understanding of both parties.

 UNITED STATES BASKETBALL LEAGUE               TOPAZ SELECTIONS, Ltd.

S/                                             S/
By:  President                                 By: Director

EXHIBIT 11.0


                           MEISENHEIMER CAPITAL, INC.

                        COMPUTATION OF PER SHARE EARNINGS


                           Fiscal year ended      Fiscal quarter ended
                                Feb. 29,   Feb. 28,     May 31,     May 31,
                                1996            1995        1996       1995
PRIMARY

Weighted average shares
outstanding                     4,340,696   4,268,550    4,469,778     4,268,550
Net effect of dilutive
stock options and warrants        506,187     388,656      535,606     430,000
                                  -------   -----------  ----------   --------
Total Shares                    4,846,883   4,657,206    5,005,384     4,698,550
                                ---------   ---------    ---------     ---------

Net income (loss)                 $44,279    $ (20,647)   $ 296,459   $ (47,395)
                                 --------    ----------    --------    ---------


Primary earnings per share       $    0.01    $ (0.00)     $0.06        $ (0.01)
                                ----------    --------    ------         -------



FULLY DILUTED

Weighted average shares
outstanding                    4,340,696   4,268,550     4,469,778    4,268,550
Net effect of dilutive stock
options and warrants             537,443     430,000       535,606      430,000
                                --------     -------      --------     --------
Total Shares                   4,878,138   4,698,550     5,005,384    4,698,550
                               ---------   ---------                  ---------

Net Income(loss)                 $44,279    (20,647)     269,459      $ (47,395)
                                 -------     -------     -------      ----------

Fully diluted earnings
per share                       $   0.01   $   (0.00)   $    0.06     $   (0.01)
                                --------   ----------   ---------     ----------

EXHIBIT 16

                               Michael Racaniello
                           Certified Public Accountant
                            170 Post Road, Suite 204
                          Fairfield, Connecticut 06430
                              Phone (203) 255-6014
                               Fax (203) 259-5906

February 4, 1997

Mr. Richard Wulff, Chief
Small Business Review
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                 Meisenheimer Capital, Inc. (The Company)
                      Form 10-SB Filed October 15, 1996
                  SEC File No. 0-25147

Dear Mr. Wulff:

The undersigned is furnishing this letter pursuant to Item 304(a)(3) of regulation S-B.

The undersigned has acted as the independent certified public account for Meisenheimer Capital, Inc. ("MCI) and its subsidiaries from April 1994, to April 15, 1996.

On April 15, 1996, MCI and its subsidiaries retained the accounting firm of Holtz, Rubinstein, & Co. LLP, which now serves as MCI's and its subsidiaries' independent certified public accountants. The undersigned still continues to perform internal accounting services for MCI and its subsidiaries with the undersigned regarding any accounting matters, nor were there any disagreements between the undersigned and the firm of Holtz Rubinstein & Co., LLP.

The undersigned has read the disclosures contained in Item 3 of Form 10-SB of MCI and its subsidiaries and is in agreement with those disclosures.



Very truly yours,

s/ Michael Racaniello
Michael Racaniello

EXHIBIT 21.0

LIST OF SUBSIDIARIES

    1)  CADCOM, INC., A  Connecticut Corporation.

     2)  MEISENHEIMER CAPITAL REAL ESTATE HOLDINGS, INC. A Connecticut
Corporation.

     3) THE UNITED STATES BASKETBALL LEAGUE, INC., A Delaware Corporation.

EXHIBIT 27.0

                            MEISENHEIMER CAPITAL INC.

                             FINANCIAL DATA SCHEDULE

                          YEAR ENDED FEBRUARY 29, 1996


This  schedule  contains  summary  financial   information  extracted  from  the
financial statements for the year ended February 29, 1996 and is qualified in its entirety by reference to such financial statements.

      Item
Number                  Item Description                    Amount

                        Period-Type                         12-Mos..
                        Fiscal-Year-End                 Feb-29-1996
                        Period -Start                  Mar-01-1995
                        Period-End                   Feb-29-1996
5-02(1)                 Cash and cash items           278,188
5-02(2)                 Marketable securities         47,597
5-02(3)(a)(k)           Notes and accounts receivable trade       103,017
5-02(4)                 Allowance for doubtful accounts             0
5-02(6)                 Inventory                                 92,370
5-02(9)                 Total current assets                     527,172
5-02(13)                Property, plant and equipment              1,100,195
5-02(14)                Accumulated depreciation                    486,894
5-02(18)                Total assets                  1,709,834
5-02(21)                Total current liabilities        861,716
5-02(22)                Bonds, mortgages and similar debt        231,131
5-02(28)                Preferred stock-mandatory redemption              0
5-02(29)                Preferred stock-no mandatory redemption         0
5-02(30)                Common stock                        44,695
5-02(31)                Other stockholders' equity         412,292
5-02(32)                Total liabilities and stockholders' equity
1,709,834
5-03(b)1(a)             Net sales of tangible products      735,013
5-03(b)1                Total revenues                       1,468,969
5-03(b)2(a)             Cost of tangible goods sold        566,332
5-03(b)2                Total costs and expenses applicable to sales and
                        revenues                      1,282,886
5-03(b)3                Other costs and expenses  39,804
5-03(b)5                Provision for doubtful accounts and notes
0
5-03(b)8                Interest and amortization of debt discount
47,796
5-03(b)10               Income before taxes and other items  146,279
5-03(b)11               Income tax expense                  16,000
5-03(b)14               Income/loss continuing operations  44,279
5-03(b)15               Discontinued operations            0
5-03(b)17               Extraordinary items                 0
5-03(b)18               Cumulative effect-changes in accounting principles   0
5-03(b)19               Net income or loss               44,279
5-03(b)20               Earnings per share-primary       .01
5-03(b)20               Earnings per share-fully diluted .01

                            MEISENHEIMER CAPITAL INC.

                             FINANCIAL DATA SCHEDULE

                         THREE MONTHS ENDED MAY 31, 1996


This schedule contains summary financial information extracted*- 00` from the financial statements for the three months ended May 31, 1996 and is qualified in its entirety by reference to such financial statements.

 Item
 Number                 Item Description                        Amount

                        Period-Type                     3-Mos.
                        Fiscal-Year-End                     Feb-29-1997
                        Period -Start                             Mar-01-1996
                        Period-End                            May-31-1996
5-02(1)                 Cash and cash items                         52,622
5-02(2)                 Marketable securities                  71,777
5-02(3)(a)(k)           Notes and accounts receivable trade        88,784
5-02(4)                 Allowance for doubtful accounts               0
5-02(6)                 Inventory                        102,626
5-02(9)                 Total current assets            343,086
5-02(13)                Property, plant and equipment   1,100,195
5-02(14)                Accumulated depreciation        508,111
5-02(18)                Total assets                     2,104,327
5-02(21)                Total current liabilities              819,130
5-02(22)                Bonds, mortgages and similar debt    205,298
5-02(28)                Preferred stock-mandatory redemption        0
5-02(29)                Preferred stock-no mandatory redemption 0
5-02(30)                Common stock                           44,710
5-02(31)                Other stockholders' equity          716,191
5-02(32)                Total liabilities and stockholders' equity 2,104,327
5-03(b)1(a)             Net sales of tangible products   191,057
5-03(b)1                Total revenues                 824,995
5-03(b)2(a)             Cost of tangible goods sold     145,181
5-03(b)2                Total costs and expenses applicable to sales and
                         revenues                        365,827
5-03(b)3                Other costs and expenses        1,309
5-03(b)5                Provision for doubtful accounts and notes   0
5-03(b)8                Interest and amortization of debt discount 10,531
5-03(b)10               Income before taxes and other items      457,859
5-03(b)11               Income tax expense                    2,400
5-03(b)14               Income/loss continuing operations 296,459
5-03(b)15               Discontinued operations            0
5-03(b)17               Extraordinary items               0
5-03(b)18               Cumulative effect-changes in accounting principles  0
5-03(b)19               Net income or loss                           296,459
5-03(b)20               Earnings per share-primary       .06
5-03(b)20               Earnings per share-fully diluted    .06